FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

Financial Statements for the Year Ended December 31, 2013 and Independent registered Public Accounting Firm on Financial Statements

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders, Board of Directors and Management of

Companhia Brasileira de Distribuição

São Paulo - SP

We have audited the accompanying individual and consolidated financial statements of Companhia Brasileira de Distribuição (the “Company”), identified as Parent Company and Consolidated, respectively, which comprise the balance sheet as of December 31, 2013 and the related statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting practices and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these individual financial statements in accordance with accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards - IFRSs, issued by the International Accounting Standards Board - IASB, and in accordance with accounting practices adopted in Brazil, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição as of December 31, 2013, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Companhia Brasileira de Distribuição as of December 31, 2013, and its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with IFRSs issued by IASB and accounting practices adopted in Brazil.

Emphasis of matter

As described in note 2, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of the Company, these practices differ from IFRSs, applicable to separate financial statements, only in relation to the valuation of investments in subsidiaries, associates and jointly-controlled entities by the equity method, while for IFRSs purposes should be cost or fair value. Our opinion is not qualified under this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2013, prepared under the responsibility of the Company’s Management, the presentation of which is required by the Brazilian Corporate Law for publicly-traded companies, and as supplemental information for IFRSs, that do not require the presentation of DVA. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Individual and consolidated balance sheets as of December 31, 2011 examined and audited by other independent auditors

The individual and consolidated amounts for the year ended December 31, 2011 were previously audited by other independent auditors, who issued an unqualified report dated February 16, 2012. Due to the reclassification described in note 2, the balance sheet for the year ended December 31, 2011 was considered as beginning balances as of January 1, 2012 and presented for comparison purposes.

As part of our audit of the individual and consolidated financial statements of 2013, we also audited the reclassifications described in note 2, which were recorded to amend the individual and consolidated balance sheet as of January 1, 2012. In our opinion, such reclassifications are appropriate and have been properly recorded. We were not engaged to audit, review or apply any other procedure on the individual and consolidated balance sheet of the Company as of January 1, 2012, and, therefore, we express no opinion or any form of assurance on aforementioned balance sheet taken as a whole.

São Paulo, February 13, 2014

DELOITTE TOUCHE TOHMATSU	Edimar Facco
Auditores Independentes	Engagement Partner

Companhia Brasileira de Distribuição

Financial Statements

Years ended December 31, 2013 and 2012

Index

Management’s report	1
Fiscal council report	5
Management statement on the financial statements	6
Management statement on the independent registered Public Accounting Firm on Financial Statements	7

Financial statements

Balance Sheet	8
Statement of income	10
Statement of income and comprehensive income	11
Statement of changes in shareholders’ equity	12
Statement of cash flows	13
Statement of value added	15
Notes to the financial statements	16

MANAGEMENT REPORT

In 2013, we faced a challenging macroeconomic environment marked by modest growth and interest rate hikes as a mechanism to control inflation.

Despite this adverse scenario, GPA demonstrated the capacity and agility to adjust its strategy to market conditions and deliver strong results accompanied by market share gains in its various business segments. In recent years, we have delivered growth and positive results, strengthening GPA as a group poised for sustainable and structured growth going forward, which is an important differential in the retail business.

In 2013, we consolidated our multi-format model with a diversified yet convergent business portfolio, while expanding our competitive advantages. We have definitively selected the multi-channel approach as our strategic priority. For this, we implemented a series of initiatives focused on integration, capturing synergies and creative solutions to make the buying experience increasingly more practical, convenient and attractive for our customers. As a result, we identified opportunities that enable us to act in a coordinated fashion to offer the best buying solution, while ensuring the alignment of processes, synergy gains, financial discipline and consequently lower costs.

During the year, the Company also focused on implementing the competitive pricing strategy in the Food Retail segment, especially in the Extra banner. As a result, we registered a significant increase in customer traffic at our stores and captured market share gains. The competitive pricing strategy is supported by the pursuit of efficiency gains, which we have achieved by streamlining our operating and corporate expenses.

Investment in organic growth was another important guideline that allowed us to achieve strong growth in sales area during the year. The Group entered new markets, mainly through the Assaí model, strengthened its presence in important markets such as the Northeast through Via Varejo and expanded the neighborhood format through Minimercado Extra in the state of São Paulo.

Among the businesses, Assaí’s performance was one of the highlights of 2013. During the year, we consolidated the new store model and invested in organic expansion by opening 14 new stores and entering five states, which effectively strengthened the banner’s national footprint.

As part of our strategy to increase traffic and make the Group’s stores more attractive, while also boosting the Company’s results through revenue from the leasing of commercial spaces, GPA Malls added some 45,000 square meters of gross leasable area (GLA) to end the year with total GLA of 288,000 square meters.

For Via Varejo, the year was marked by sales growth, the consolidation of the process to professionalize the business and the adoption of a set of measures focused on capturing efficiency gains. The Company’s profitability grew significantly, driven by these measures and by greater discipline. At the end of the year, Via Varejo, the leader in the electronics and home appliance segment, carried out an IPO, which represents an important step towards strengthening its presence in the capital markets. The IPO also strengthened the financial structure of GPA, helping to reduce its net debt position at year-end 2013.

At Nova Pontocom, we adopted a strategy that also focused on competitiveness and growth, which led to efficiency and market share gains as well as positive returns already as of the second quarter. We also launched Extra Marketplace, a new sales model that brings together in a single website offers from multiple stores in a variety of segments, which enabled us to considerably increase our product assortment.

We take immense pride in affirming that these results were achieved thanks to the efforts of our employees, whose drive, determination and professionalism made it possible for GPA to continue overcoming challenges. That is why we will maintain our commitment to increase the satisfaction of our employees by investing in developing their potential so that we will always have well-prepared and happy people who are engaged in the business and its demands for growth, results and sustainability.

Conscious of the fact that sustainable management is a long and never-ending journey, we will continue to invest in dialogue and value creation with our stakeholders and to strengthen the relationship with our customers without abandoning our social and environmental stance, while maintaining our permanent alignment with the international principles to which we are signatories, such as the Global Compact, a United Nations initiative for promoting the adoption by companies of social responsibility and sustainability practices.

Sustainability remains a strategic vector of GPA’s strategy, especially given the importance and reach of our business. With over 150,000 employees, we are the largest private employer in Brazil, which further heightens our awareness of the social and environmental responsibility we have to this group and to society as a whole. In addition to balancing the economic, social and environmental aspects of our activities, our role is to engage the entire value chain to build together a better and more sustainable future for all Brazilians.

OPERATING AND FINANCIAL PERFORMANCE

We present here our comments on the operating and financial performance of Grupo Pão de Açúcar in 2013, which refer to the consolidated results of the Group or, where specifically mentioned, of the operating units. The multi-format structure of the Group consists of GPA Food, Via Varejo and Nova Pontocom operations. GPA Food is formed by supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra Hiper), neighborhood stores (Minimercado Extra), self-service wholesale stores (Assaí), delivery service (Pão de Açúcar and Extra), GPA Malls (Conviva and commercial centers), fuel stations and drugstores. Via Varejo is formed by brick and mortar stores of electronics, home appliances and furniture (Casas Bahia and Pontofrio). Nova Pontocom is formed by  e-commerce operations of Pontofrio.com.br, Extra.com.br, Casasbahia.com.br, Barateiro.com, PartiuViagens.com.br and Atacado Pontofrio.

NET OPERATING INCOME

Net operating income grew 13.4% to R$ 57,730 million, driven by same-store sales growth of 9.0%, or 300 basis points above inflation (IPCA), to close the year with excellent performances and growth in each business. The Company ended 2013 with 128 new stores, of which 87 were GPA Food and 41 were Via Varejo stores.

At GPA Food, all the banners registered growth, with the highlights Minimercado Extra, where same-store revenue growth continues to outperform the average of GPA Food, and Assaí, which continued to register strong growth rates.

At Nova Pontocom, growth outperformed the industry average, pointing to market share gains. This performance was driven by accelerating growth over the year, especially as from 3Q13, when the efficiency gains in processes, strategic investments and advances in service quality were consolidated.

At Via Varejo, apart from sales of goods, sales of services and financial services also made substantial contributions to revenue growth. The highlights were the mobile phone and computer categories, which maintained the strong growth trend of prior quarters, confirming the continuation of the country's technology consumption cycle.

GROSS PROFIT

Gross profit grew 9.2%, from R$ 13,757 million to R$ 15,026 million. Gross margin ended 2013 at 26.0%, down 100 basis points from 2012, mainly due to the strategy of investing in lowering prices in the Food Retail segment, which was supported by a reduction in selling, general and administrative expenses. Gross margin was also impacted by the Black Friday promotional campaigns at Via Varejo and Nova Pontocom at the end of the year, and by the higher contribution from the e-commerce channel in sales, given that its business model operates with lower margins than those of brick and mortar stores.

OPERATING EXPENSES

Operating expenses increased 11.4%, from R$ 10,136 million to R$ 11,291 million. The ratio of selling, general and administrative expenses to net sales revenue decreased from 19.9% in 2012 to 18.5% in 2013, mainly due to the reduction in corporate expenses, the better control of selling expenses at GPA Food and the operating efficiency gains at Via Varejo.

FINANCIAL PERFORMANCE

The net financial result was an expense of R$ 1,193 million, virtually unchanged from 2012. In 2013, the ratio of net financial expenses to net revenue decreased, from 2.3% in 2012 to 2.1%, mainly reflecting the better financial result at Via Varejo.

INDEBTEDNESS

Net debt, including Via Varejo’s payment book operation, stood at R$ 1.102 billion at the end of December. The reduction in net debt was mainly driven by the higher cash flow in the period, which was leveraged in particular by the efforts to improve working capital. In addition, the offering carried out by Via Varejo, which generated a gross cash injection of R$ 896 million, also helped reduce debt.

The Net Debt/EBITDA ratio, including the payment book operation, reached 0.29 times at the end of 4Q13, down significantly from the level in 2012.

At the end of December, the Company held cash reserves of approximately R$ 8.4 billion. For more information, please see the section Cash Flow.

EARNINGS BEFORE INCOME TAX

Earnings before income tax, social contribution and profit sharing increased 4.7% to R$ 1,755 million in 2013.

NET INCOME

Net income amounted to R$ 1,396 million in 2013, representing growth of 20.7% from 2012. Net margin in the period increased by 10 basis points, from 2.3% in 2012 to 2.4% in 2013.

CAPITAL EXPENDITURE

Investments amounted to R$ 1,850 million, growing by 32.8% in relation to 2012. Sales area expanded by 5.3% in the period, significantly higher than in previous years.

BALANCE SHEET

ASSETS

Total current assets on December 31, 2013 stood at R$ 18,610 million. On the same date, the Company's cash balance amounted to R$ 8,392 million. The increase in the Company’s cash reserves was due to the offering at Via Varejo, which generated cash inflow of R$ 896 million. Inventories ended 2013 with a balance of R$ 6,382 million, growing by 10.8%, but lagging sales growth. The improvement in inventory management benefitted from the investments made in logistics and information technology made in recent years.

Total noncurrent assets amounted to R$ 19,399 million. The growth in property, plant and equipment of R$ 940 million was basically related to the investments made in new store openings (construction and equipment acquisitions), lot acquisitions and maintaining existing stores.

LIABILITIES

Total current liabilities on December 31, 2013 amounted to R$ 17,013 million. Noncurrent liabilities came to R$ 8,284 million. Loans and financing decreased by R$ 826 million, without the need to refinance existing debt or take out new debt.

Total liabilities and equity came to R$ 38,008 million.

OWNERSHIP STRUCTURE

The subscribed and paid-up capital on December 31, 2013, was represented by 264,453 thousand registered shares without par value, consisting of 99,680 thousand common shares and 164,773 thousand preferred shares on the same date.

DIVIDENDS DECLARED

Management has proposed the payment of dividends calculated as shown below, which considers the prepayment of dividends to shareholders in the amount of R$ 99.4 million made in fiscal year 2013. The dividends payable for the fiscal year ended December 31, 2013 amount to R$ 150.5 million, which corresponds to R$ 0.535395 per common share and R$ 0.588935 per preferred share.

INDEPENDENT AUDITORS

The individual and consolidated financial statements of GPA were audited by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”). The hiring of independent auditors is based on the principles that safeguard the autonomy of the auditor, which are: (a) the auditor should not audit his own work; (b) should not exercise managerial functions; and (c) should not advocate on behalf of GPA or provide any services that may be considered prohibited by the regulations in force.

In compliance with Instruction 381/03 issued by the Securities and Exchange Commission of Brazil (CVM), we hereby declare that Deloitte did not provide any services other than those related to the independent audit.

Fiscal Council Report

The counselor, in the exercise of its legal and corporate functions, examined the Company´s Management´s Report and the Financial Statements related to the year ended at December 31, 2013. Based on the examination performed and the review of the unqualified  Independent Registered Public Accounting Firm Report from Deloitte Touche Tohmatsu, the counselors gave a favorable opinion to to the approval of the referred documents by the  Shareholders´ General Meeting and remittance to Board of Directors.

São Paulo, February 13, 2014.

COUNSELORS

Fernando Maida Dall Acqua

Mario Probst

Raimundo Lourenço Maria Christians

Management statement on the financial statements

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, the Directors stated that have reviewed, discussed and agreed with the Company´s Financial Statement related to the year ended December 31, 2013, authorizing the conclusion on this date.

São Paulo, February 13, 2014.

Directors

Ronaldo Iabrudi

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Management statement on the independent auditor’s report

In accordance with the item V of article 25 of Instruction CVM no. 480, of December 7, 2009, the Directors stated that have reviewed, discussed and agreed with to the Independent Registered Public Accounting Firm Report over the Company´s Financial Statements for the year ended December 31, 2013, issued on this date.

São Paulo, 13 de fevereiro de 2014.

Directors

Ronaldo Iabrudi

President

Christophe José Hidalgo

Vice President of Finance

Daniela Sabbag

Investor’s relationship Director

Companhia Brasileira de Distribuição

Balance Sheet

December 31, 2013 and 2012

(In thousands of reais)

		Parent Company			Consolidated
Assets	Notes	12.31.2013	12.31.2012	01.01.2012	12.31.2013	12.31.2012	01.01.2012
Current
Cash and cash equivalents	7	2,851,220	2,890,331	2,328,783	8,367,176	7,086,251	4,969,955
Marketable securities		-	-	-	24,453	-	-
Trade accounts receivable, net	8	312,471	492,642	1,437,152	2,515,666	2,646,079	5,111,942
Other accounts receivable,net	10	47,890	21,141	40,131	227,367	211,473	279,621
Inventories	11	2,165,609	2,132,697	1,914,938	6,381,544	5,759,648	5,552,769
Recoverable taxes	12	148,034	193,714	413,721	907,983	871,021	907,702
Assets held for sale	1 (e)	4,355	-	-	39,133	-	-
Other receivables		93,895	52,738	68,182	146,413	105,830	128,845
Total current assets		5,623,474	5,783,263	6,202,907	18,609,735	16,680,302	16,950,834

Noncurrent
Trade accounts receivable,net	8	-	-	-	114,899	108,499	110,785
Other accounts receivable,net	10	31,338	25,740	46,736	629,935	556,397	538,069
Inventories	11	-	-	-	172,280	172,280	14,000
Recoverable taxes	12	350,880	217,651	24,526	1,429,021	1,231,642	729,998
Financial Instruments	20	-	-	-	-	359,057	304,339
Deferred income and social contribution taxes	22	120,869	185,491	225,010	172,836	1,078,842	1,249,687
Related parties	13	646,478	1,538,567	1,143,031	149,227	178,420	133,415
Restricted deposits for legal proceedings	24	427,013	548,375	386,487	815,190	952,294	737,688
Other receivables		37,803	49,064	31,979	49,914	61,892	36,898
Investments	14	7,774,250	6,736,527	4,301,137	309,528	362,429	340,122
Property and equipment,net	16	6,074,815	5,816,754	5,074,613	9,053,600	8,114,498	7,358,250
Intangible assets	17	1,127,155	1,108,116	840,436	5,700,657	4,975,556	4,939,361
Total noncurrent assets		16,590,601	16,226,285	12,073,955	19,398,617	18,151,806	16,492,612
Total assets		22,214,075	22,009,548	18,276,862	38,008,352	34,832,108	33,443,446

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Balance Sheet

December 31, 2013 and 2012

(In thousands of reais)

		Parent Company			Consolidated
Liabilities	Notes	12.31.2013	12.31.2012	01.01.2012	12.31.2013	12.31.2012	01.01.2012
Current
Trade accounts payable	18	2,631,704	2,357,379	2,244,301	8,547,544	6,240,356	5,953,199
Loans and financing	19	1,973,889	1,418,852	1,516,627	5,171,418	4,211,150	4,917,498
Payroll and related charges		368,584	330,884	297,300	796,188	728,970	758,663
Taxes, contributions payable and taxes installments	21	365,382	248,680	232,316	968,462	806,129	503,628
Related parties	13	2,224,015	2,246,087	188,272	32,621	80,399	27,878
Dividends payable	27	151,480	166,507	103,387	151,835	168,798	103,396
Payable related to acquisition of non-controlling interest	23	-	-	-	69,014	63,021	54,829
Financing related to acquisition of real estate		36,161	88,181	14,211	36,161	88,181	14,211
Rent payable		53,027	33,258	24,929	112,439	51,377	83,779
Deferred revenue	26	-	-	-	114,749	92,120	81,915
Pass through liabilities		8,799	10,974	6,784	226,008	224,099	158,134
Other accounts payable		209,569	196,797	142,369	786,315	636,667	518,514
Total current liabilities		8,022,610	7,097,599	4,770,496	17,012,754	13,391,267	13,175,644

Noncurrent
Loans and financing	19	3,142,472	4,903,336	4,429,542	4,321,850	6,281,104	6,240,900
Deferred income and social contribution taxes	22	-	-	-	1,060,852	1,137,376	1,114,873
Tax payable in installments	21	991,717	1,119,029	1,202,667	1,072,849	1,204,543	1,291,810
Provision for contingencies	24	495,952	345,683	236,922	1,147,522	774,361	680,123
Acquisition of non-controlling interest	23	-	-	-	107,790	158,201	188,602
Deferred revenue	26	30,000	-	-	455,637	471,665	381,406
Other accounts payable		48,134	49,176	11,962	117,134	345,640	275,663
Total noncurrent liabilities		4,708,275	6,417,224	5,881,093	8,283,634	10,372,890	10,173,377
Shareholders equity
Share capital	27	6,764,300	6,710,035	6,129,405	6,764,300	6,710,035	6,129,405
Capital reserves	27	233,149	228,459	384,342	233,149	228,459	384,342
Profit reserves	27	2,485,741	1,556,231	1,111,526	2,485,741	1,556,231	1,111,526
		9,483,190	8,494,725	7,625,273	9,483,190	8,494,725	7,625,273
Non-controlling interest		-	-	-	3,228,774	2,573,226	2,469,152
Total shareholders’ equity		9,483,190	8,494,725	7,625,273	12,711,964	11,067,951	10,094,425

Total liabilities and shareholders’ equity		22,214,075	22,009,548	18,276,862	38,008,352	34,832,108	33,433,446

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Income

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Net sales (Note 28)	21,579,476	19,051,959	57,730,262	50,924,461
Cost of sales (Note 29)	(15,768,589)	(14,098,519)	(42,704,079)	(37,167,548)
Gross profit	5,810,887	4,953,440	15,026,183	13,756,913
Operating income (expenses)
Selling expenses (Note 29)	(3,217,621)	(2,798,322)	(9,180,009)	(8,360,114)
General and administrative (Note 29)	(633,474)	(643,832)	(1,484,734)	(1,753,859)
Depreciation and amortization	(411,414)	(343,320)	(787,405)	(751,538)
Net finance expenses (Note 31)	(525,769)	(455,910)	(1,193,449)	(1,192,873)
Share of profit in an associate (Note 14)	654,572	603,705	47,310	10,819
Other operating income (expenses), net (Note 30)	(517,283)	(80,119)	(673,106)	(33,014)
	(4,650,989)	(3,717,798)	(13,271,393)	(12,080,579)
Profit before income and social contribution taxes	1,159,898	1,235,642	1,754,790	1,676,334

Income and social contribution taxes (Note 22)	(107,403)	(184,461)	(358,583)	(519,898)

Net income	1,052,495	1,051,181	1,396,207	1,156,436
Attributable to:
Controlling shareholders (Note 32)			1,052,495	1,051,181
Non-controlling interest			343,712	105,255
			1,396,207	1,156,436
Earnings per share (weighted average for the year – R$) (Note 32)	2013	2012
Basic
Preferred	4.13	4.15
Common	3.75	3.78
Diluted
Preferred	4.11	4.12
Common	3.75	3.78

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Comprehensive Income

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Net income	1,052,495	1,051,181	1,396,207	1,156,436

Other comprehensive income	-	-	-	-

Comprehensive income for the year	1,052,495	1,051,181	1,396,207	1,156,436

Attributable to:
Controlling shareholders			1,052,495	1,051,181
Non-controlling interest			343,712	105,255
			1,396,207	1,156,436

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Changes in Shareholder’s Equity
Years ended December 31, 2013 and 2012
(In thousands of reais)

		Capital Reserve			Profit Reserve					Equity attributed to controlling shareholders	Non-controlling Interest	Total
Description	Capital Share	Special Goodwill Reserve	Other Reserves	Granted Options	Legal	Expansion	Treasury Shares	Retained Earnings	Accumulated Profit
Balance at December 31, 2011	6,129,405	238,930	7,398	138,014	248,249	783,130	(6,868)	87,015	-	7,625,273	2,469,152	10,094,425

Capital increase
Capitalization of reserve (Note 27 (c) and (e))	559,320	(200,905)	-	-	-	(322,572)	-	(35,843)	-	-	-	-
Subscribed capital (Note 27 (a))	21,310	-	-	-	-	-	-	-	-	21,310	-	21,310
Stock options granted (Note 27 (d))	-	-	-	45,022	-	-	-	-	-	45,022	-	45,022
Net income	-	-	-	-	-	-	-	-	1,051,181	1,051,181	105,255	1,156,436
Appropriation of net income to legal reserve (Note 27 (e))	-	-	-	-	52,559	-	-	-	(52,559)	-	-	-
Dividends (Note 27(g)	-	-	-	-	-	-	-	-	(249,655)	(249,655)	(2,232)	(251,887)
Gain (loss) in equity interest	-	-	-	-	-	-	-	1,502	-	1,502	1,051	2,553
Retention of profit reserve	-	-	-	-	-	-	-	748,967	(748,967)	-	-	-
Unclaimed dividends	-	-	-	-	-	-	-	92	-	92	-	92

Balance at December 31, 2012	6,710,035	38,025	7,398	183,036	300,808	460,558	(6,868)	801,733	-	8,494,725	2,573,226	11,067,951

Capital increase
Capitalization of reserve (Note 27(c) and (e))	38,025	(38,025)	-	-	-	-	-	-	-	-	-	-
Subscribed capital(note 27 (a))	16,240	-	-	-	-	-	-	-	-	16,240	-	16,240
Stock options granted(note 27(d))	-	-	-	42,715	-	-	-	-	-	42,715	-	42,715
Non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-
Net income	-	-	-	-	-	-	-	-	1,052,495	1,052,495	343,712	1,396,207
Appropriation of profit to legal reserve (note 27(e))	-	-	-	-	52,624	-	-	-	(52,624)	-	-	-
Proposed dividends (note 27(g))	-	-	-	-	-	-	-	-	(249,968)	(249,968)	(185,732)	(435,700)
Gain (loss) in equity interest	-	-	-	-	-	-	-	650	-	650	420	1,070
Retention of expansion reserve	-	-	-	-	-	-	-	749,903	(749,903)	-	-	-
Profit retention reserve	-	-	-	-	-	-	-	-	-	-	-	-
Transactions with Non-controlling(note 27 (h))		-	-	-	-	-	-	126,333	-	126,333	497,148	623,481
Balance at December 31, 2013	6,764,300	-	7,398	225,751	353,432	460,558	(6,868)	1,678,619	-	9,483,190	3,228,774	12,711,964

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Cash Flows

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Cash flow provided by operating activities	1,865,676	646,471	4,891,950	5,299,255
Cash generated from operations	1,963,156	1,593,096	4,260,020	3,577,181
Cash flow provided by operating activities
Net income for the year	1,052,495	1,051,181	1,396,207	1,156,436
Adjustment to reconcile net income
Deferred income tax (Note 22)	64,622	39,520	89,090	193,348
Depreciation and amortization	448,341	377,202	865,425	834,109
Share of profit in an associate (Note 14)	(654,572)	(603,705)	(47,310)	(10,819)
Present value adjustment	1,352	(9,987)	(10,448)	(13,696)
Financial charges	566,689	613,257	1,000,252	1,099,034
Provision for contingencies (Note 24)	145,261	55,506	249,183	83,477
Share-based payment	42,715	45,022	42,715	45,022
Barter revenue	-	-	-	(158,280)
Deferred revenue	-	-	(42,619)	54,418
Gain (loss) on disposal of property and equipment	(1,585)	8,796	44,878	(11,805)
Allowance for doubtful accounts (Note 8)	2,519	5,716	451,108	340.652
Provision for obsolescence, losses and breakage (Note11)	4,249	1,361	(1,110)	(22,683)
Provision for disposals, losses and breakage	1,608	6,172	-	10,989
Gain in the fair value investment	-	-	(100,007)	-
Other operating expenses (Note 30)	289,462	3,055	322,656	(23,021)
	1,963,156	1,593,096	4,260,020	3,577,181
Decrease (increase) in assets and liabilities
Trade accounts receivable	151,020	195,829	(333,269)	2,173,848
Marketable securities	-	-	(24,319)	-
Inventories	(37,161)	(126,307)	(581,776)	(191,977)
Recoverable taxes	(88,464)	(27,233)	(284,101)	(575,266)
Related parties	(390,500)	(757,634)	(34,384)	24,530
Restricted deposits for legal proceedings	(92,578)	(78,997)	(186,175)	(179,431)
Trade accounts payable	272,846	(36,868)	2,270,264	261,097
Payroll, related charges and taxes payable	37,495	16,603	59,439	(29,494)
Taxes, contributions payable and taxes installments	(196,746)	(153,930)	(128,427)	130,273
Financial instruments	-	-	-	(50,000)
Other liabilities	246,608	21,912	(125,322)	158,494
	(97,480)	(946,625)	631,930	1,722,074

Net cash provided by operating activities	1,865,676	646,471	4,891,950	5,299,255

Companhia Brasileira de Distribuição

Statements of Cash Flows – Continued

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Cash flow used in investing activities
Acquisition of subsidiary	(80,000)	-	(275,710)	(32,729)
Net cash from acquisitions (Note 1)	145	275,636	737	-
Capital increase in subsidiaries	-	(11,193)	-	-
Acquisition of property and equipment (Note 16)	(709,473)	(767,861)	(1,655,827)	(1,308,951)
Acquisition of intangible assets (Note 17)	(86,501)	(25,512)	(193,785)	(84,443)
Sales of property and equipment	30,449	16,885	98,055	87,240
Net cash used by investing activities	(845,380)	(512,045)	(2,026,530)	(1,338,883)

Cash flow from financing activities
Capital increase	16,240	21,310	16,240	21,310
Funding and refinancing	-	1,600,699	5,278,000	7,210,792
Payments	(1,270,204)	(599,517)	(6,519,347)	(7,976,686)
Sale of noncontrolling interest (Note 14 (a) (ii))	878,764	-	813,782	-
Interest paid	(419,212)	(408,926)	(720,506)	(913,098)
Dividend paid	(264,995)	(186,444)	(452,664)	(186,394)

Net cash provided by (used in) financing activities	(1,059,407)	427,122	(1,584,495)	(1,844,076)

Net increase (decrease) in cash and cash equivalents	(39,111)	561,548	1,280,925	2,116,296

Cash and cash equivalents at the end of the year	2,851,220	2,890,331	8,367,176	7,086,251
Cash and cash equivalents at the beginning of the year	2,890,331	2,328,783	7,086,251	4,969,955
Change in cash and cash equivalents	(39,111)	561,548	1,280,925	2,116,296

The main non-cash transactions are disclosed in the Notes 15 (ii), 16 (b) and (e), 22 (a) and 27 (c) and (e).

The accompanying notes are an integral part of these financial statements.

Companhia Brasileira de Distribuição

Statements of Value Added

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Revenue
Sales of goods	23,505,528	20,931,980	64,405,476	57,233,633
Allowance for doubtful accounts	(2,519)	(5,716)	(451,108)	(340,652)
Other revenues (expenses)	99,352	54,861	329,419	165,409
	23,602,361	20,981,125	64,283,787	57,058,390
Inputs acquired from third parties
Cost of goods sold	(16,608,644)	(15,106,995)	(44,116,030)	(39,338,987)
Materials, energy, outsourced services and other	(2,066,700)	(1,524,843)	(5,804,973)	(4,787,505)
	(18,675,344)	(16,631,838)	(49,921,003)	(44,126,492)
Gross added value	4,927,017	4,349,287	14,362,784	12,931,898

Retentions
Depreciation and amortization	(448,341)	(377,202)	(865,425)	(834,109)
Net value added produced by the entity	4,478,676	3,972,085	13,497,359	12,097,789

Value added received in transfers
Equity accounting	654,572	603,705	47,310	10,819
Finance income	243,366	314,786	642,751	593,287
	897,938	918,491	690,061	604,106
Total value added to distribute	5,376,614	4,890,576	14,187,420	12,701,895

Personnel	2,161,842	1,839,642	5,774,867	5,604,771
Salaries	1,446,904	1,265,138	4,139,836	4,111,688
Profit sharing	12,516	30,192	151,500	160,015
Benefits	571,688	435,542	1,099,151	986,189
Social security charges	130,734	108,770	384,380	346,879
Taxes, fees and contributions	942,102	847,982	3,777,014	2,962,782
Federal	640,525	597,458	2,128,454	1,773,214
State	207,098	156,925	1,434,086	981,462
Municipal	94,479	93,599	214,474	208,106
Value distributed to providers of capital	1,220,175	1,151,771	3,239,332	2,977,906
Interest	769,134	770,696	1,836,200	1,786,160
Rentals	451,041	381,075	1,403,132	1,191,746
Dividends	249,968	249,655	249,968	249,655
Value distributed to shareholders	802,527	801,526	802,527	801,526
Non-controlling interest	-	-	343,712	105,255
Total value added distributed	5,376,614	4,890,576	14,187,420	12,701,895

The accompanying notes are an integral part of this financial statement.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

1.       Corporate information

Companhia Brasileira de Distribuição ("Company" or “GPA”), directly or by its subsidiaries (“Group”) operates in the food retailer, clothing, home appliances, electronics and other products segment through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", in addition to the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com” and “Partiuviagens.com”. Its headquarters are located at São Paulo, SP, Brazil.

Founded in 1948, the Company has 156 thousand employees, 1,999 stores in 19 Brazilian states and in the Federal District and a logistics infrastructure comprised of 54 distribution centers located in 13 states and Federal District at December 31, 2013, The Company’s shares are listed in the Level 1 Corporate Governance trading segment of the São Paulo Stock Exchange (“BM&FBovespa”), code “PCAR4” and its shares are also listed on the New York Stock Exchange (ADR level III), code “CBD”, The Company is also listed on the Luxembourg Stock Exchange, however, with no shares traded.

The Company is controlled by Wilkes Participações S.A. ("Wilkes") that on July 2, 2012 became a subsidiary of Casino Guichard Perrachon (“Casino”).

a)     Casino Arbitration

During 2011, Casino filed two arbitration proceedings at the International Arbitration Court of the International Chamber of Commerce against Mr. Abílio dos Santos Diniz, Mrs.Ana Maria Falleiros dos Santos Diniz D’Avila, Mrs. Adriana Falleiros dos Santos Diniz, Mr. João Paulo Falleiros dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz and Península Participações Ltda. (“Península”). On April 5, 2013, the arbitral tribunal decided about the exclusion of the Company from the arbitration procedure and, in September 2013, the parties filed a petition at the International Chamber of Commerce (“ICC”) to conclude the procedures.

On September 6, 2013, Groupe Casino and Abilio dos Santos Diniz, jointly with their related parties, entered into a Private Instrument of Transaction and Waiver of Rights. As a consequence of the agreed-upon transaction, the parties filed a petition at the International Chamber of Commerce (“ICC”) for the conclusion of all arbitration procedures requested by the parties under discussion at the moment. The parties also agreed to conclude any and all disputes against each other and any other third party (related to the parties’ disputes), as well as not to practice any act or file any suit based on rights set forth in any agreements previously entered into between the parties or on the understandings between the parties prior to September 6, 2013.

         b)    Corporate reorganitazion

At December 28, 2012, the Extraordinary Shareholders’ Meeting approved a corporate restructuring with the purpose of obtaining administrative, economic and financial benefits for the Group, the base date of the restructuring were the balance sheets of subsidiaries as at December 31, 2012. The restructuring consists of the merger into the Company of the operations of 44 stores of the subsidiary Sé Supermercados Ltda, (“Sé”), with net assets of R$515, and 6 stores of the subsidiary Sendas Distribuidora S.A. (“Sendas”), with net assets of R$504.

Additionally, there was a swap of equivalent amounts of shares between the Company and the subsidiary Novasoc Comercial Ltda, (“Novasoc”), in which the Company assigned 17,25% of Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), in exchange for 6,9% of Sé Supermercados. The same meeting also approved a Company’s capital increase of R$557,534 in Barcelona, without the issue of new shares, using the Company’s credits against this subsidiary. This transaction was carried out between subsidiaries over which the Company already had 100% interest, directly or indirectly.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

1.     Corporate information – Continued

b)    Corporate reorganitazion – Continued

The reorganization had R$7,491 impact on the result for the year ended December 31, 2012, mainly related to the loss of deferred social contribution tax credits in its subsidiaries.

The effects on the statement of financial position at December 31, 2012 of the parent company as a result of the merger of subsidiaries Sé and Sendas, described above, were the following:

Assets	12.31.2012

Cash and cash equivalents	275,636
Trade accounts receivable,net	20,998
Inventories	92,813
Recoverable taxes	5,489
Other receivables	1,257
Total current assets	396,193

Restricted deposits for legal proceedings	62,519
Recoverable taxes	8,829
Investments	801,775
Property and equipment,net	225,297
Intangible assets	173,247
Total noncurrent assets	1,271,667

Total assets	1,667,860

Liabilities

Trade accounts payable	125,528
Payroll and related charges	16,980
Taxes and contributions payable	8,005
Related parties	1,446,936
Others accounts payable	14,684
Total current liabilities	1,612,133

Provision for contingencies	54,708
Total noncurrent liabilities	54,708

Total liabilities	1,666,841

Net assets	1,019

At January 2, 2013, the Extraordinary Shareholders’ Meeting also approved an increase in the Company’s interest in Sendas Distribuidora amounting to R$1,100,000, without the issue of new shares, using the Company’s credits against this subsidiary.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

1.     Corporate information – Continued

        c)   Arbitration request by Morzan

Pursuant to the Material Fact released at June 15, 2012, the Company announced that it received a letter from the International Chamber of Commerce -ICC notifying about the request for the filing of an arbitration proceedings (“Proceedings”) submitted by Morzan Empreendimentos e Participações Ltda, (“Morzan”), former controlling shareholder of Globex Utilidades S.A. (Pontofrio banner), currently referred to as Via Varejo S.A. (“Via Varejo”).

The Proceedings are associated with issues originating from the Share Purchase Agreement executed between the subsidiary Mandala Empreendimentos e Participações S.A. at June 8, 2009 (“Agreement”) for acquisition of 86,962,965 registered common shares with no par value, which then represented 70.2421% of the total and voting capital of Globex Utilidades S.A. previous corporate name of Via Varejo S.A. (“Via Varejo”), subject matter of the Material Fact disclosed by the Company at June 8, 2009. The arbitration terms are subject to confidentiality requirements.

On July 11, 2012, the Company exercised its right to appoint an arbitrator to compose the arbitration court responsible for conducting the Proceedings. After discussions on the Arbitration Court jurisdiction at October 25, 2013, Morzan filed its arguments, which were answered by Company, Wilkes and Via Varejo at January 17, 2014.

The Company, supported by a favourable position of its external counsel understands that the request is unfounded, given that the agreement was fully complied with, as it will be evidenced during the Proceedings.

Until the present date, there were no developments in this arbitration, thus not causing any impact on this financial statement. For the next steps: the parties will have the opportunity to request documents from each other and file the due replies before the preliminary hearing scheduled for June 9 to 13, 2014. The Company will maintain its shareholders and the market informed of any material developments regarding the Proceedings.

d)       Appraisal of the net assets of the Association between CBD and Casas Bahia

In regard to the work of the external consultants announced to the market by the Company on October 16, 2012 and by Via Varejo on May 23 and August 7, 2013 and also in relation to legal counsel and experts hired (External consultants), we informe that the work were concluded in October 2013, thereby allowing the management to conduct negotiations to finalize discussions between the parties.

Management analyzed all the corporate, legal and economic aspects and the Company, CB and Via Varejo signed a Private Transaction Agreement that determined the irrevocable settlement of the matters related to the external consultants. As a result Via Varejo and the recognized in the income statement of 2013 the effects of the issues related external consultants (note 30), also as a consequence of the transaction received indemnifications from partners amounting R$85 million, comprising R$27,700 related to amounts receivable recorded by Via Varejo and R$57,300 related to receivables considered as contingent until then and, therefore, not recorded. The Company also wrote off receivables considered as not refundable by the parties totaling R$54,667 and recognized other impacts of R$8,307. Consequently, there will be no additional accounting adjustments In relation to this matter and the amounts receivable of R$134,111 (note 13) on December 31, 2013 are expressly considered as refundable in the association agreement.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

1.     Corporate information – Continued

        e)   Performance Commitment Agreement

As per Material Fact released on April 17, 2013, the Via Varejo, the Company, CB (“Casas Bahia”) and the Brazilian antitrust agency ("CADE") entered into the Performance Commitment Agreement ("TCD"), for the approval of the Partnership Agreement concluded between the Company and CB at December 4, 2009 and amended at July 1, 2010, which aims to establish actions that:

(i)   prevent the unification of operations involving substantial elimination of competition;

(ii)  ensure conditions for the existence of effective competition in the markets affected by the transaction;

(iii)   ensure conditions for fast and efficient entry of competitors in these markets;

(iv)   ensure that the benefits of the partnership are distributed fairly among the participants on the one hand, and final consumers, on the other, those specific markets.

In order to fulfill the objectives of the TCD, the Via Varejo and its shareholders have a primary obligation to sell 74 stores, located in 54 municipal regions distributed in six States and the Federal District, which together accounted for approximately 3% of consolidated gross sales of Via Varejo at December 31, 2013 (3% at December 31, 2012). Until December 31, 2013, a total of 35 stores were sold .

Until the approval date of these financial statements, the precedent conditions set forth in the agreement defined at the TCD has not been approved by CADE and may impact the sale of the remaining stores. Thus, on December 31, 2013, a provision of R$30,435 for the 39 stores not yet sold was recorded, which covers their fixed assets and the penalty that may be imposed to the Company by CADE if they are not sold.

CADE has inspected the obligations of the TCD, being the Company subject to present data and information that the authority considers necessary.

f)     Acquisition of interest in Nova Pontocom

According to the material fact released at October 17, 2013, the subsidiary Via Varejo sold 6.20% of Nova Pontocom’s capital stock to the parent company CBD, thus, changing Via Varejo’s interest from 52.10% to 43.90%. The amount paid by the Company was R$80.000, paid in cash, generating net effect of R$73,265, recorded directly in the shareholders´equity.

In addition, CBD bought an 1.95% interest in Nova Pontocom held by noncontrolling for R$25,294, being R$7,330 offsetting balances due by noncontrolling shareholders and the remaining in cash. After the transaction, the Company owns 47.21% of direct interest plus 23.88% indirectly.

The abovementioned transactions were classified as “capital transaction” and their effects were recorded directly under the shareholders’ equity, in the total amount of (R$73,265), and under non-controlling interest, in the amount of R$23,617.

On this same date, a new shareholders’ agreement of Nova Pontocom was signed, which stablished new corporate governance rules.

g)   Bartira – Initial classification and acquisition of interest

Until October 31, 2013, Via Varejo held direct interest in a joint operation, classified as joint operation as determined by CPC 19R2 (IFRS 11), named Bartira, wherein partners (Via Varejo with 25% and Casa Bahia with 75%) formalized a partnership agreement which establishes the joint control over this entity’s operating activities.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

1.     Corporate information – Continued

g)   Bartira – Initial classification and acquisition of interest - Continued

As per joint venture agreement between Casa Bahia and the Company, at December 2, 2013 the subsidiary Via Varejo exercised the option to acquire the remaining 75% of interest in Bartira, as described in Note 15 (b).

The Company recorded the interest on Bartira as a proportional consolidation. Therefore, consolidated proportionally each asset, liabilities, revenues and expenses related in the financial statements. The financial statements of the joint controlled entities were prepared for the same period and under the same accounting policies adopted by the Company.

The main lines of Bartira’s condensed financial statements are shown below for 2012 until October 31, 2013, date when Bartira’s classification changed from joint operation to subsidiary

	10.31.2013	12.31.2012

	100%	100%

Current assets	79,525	157,196
Noncurrent assets	92,465	73,244
Total assets	171,990	230,440

Current liabilities	91,097	111,500
Noncurrent liabilities	9,451	16,440
Shareholders’ equity	71,442	102,500
Total liabilities and equity	171,990	230,440

Income:
Net sales and/or services	450,919	464,048
Profit (losses) before income and social contribution taxes	(40,828)	5,516
Net income for the year	(30,987)	68

2.       Basis of preparation

The financial statements comprise:

•         The consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the “International Accounting Standards Board (“IASB”), and the accounting practices adopted in Brazil; and

•         The parent company financial statements were prepared in accordance with accounting practices adopted in Brazil.

The accounting practices adopted in Brazil include those in Brazilian Corporation Law and the Standards and technical guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC and approved by the CVM.

In the parent company financial statements, investments in subsidiaries are stated at the equity method, which would be based on cost or fair value under IFRS.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

2.    Basis of preparation - Continued

Since there is no difference between equity and consolidated profit or loss attributable to the Company’s shareholders and the Company’s equity and profit or loss in the parent company financial statement, the Company opted to disclose the parent company and consolidated financial statements together.

The financial statements have been prepared on the historical cost basis except for certain financial instruments measured at their fair value.

The items included in the financial statements of the parent company and consolidated were measured by adopting the currency of the main economic scenario where the subsidiaries operates (“functional currency”), that is Real (“R$”), which is the reporting currency of this financial statement.

The financial statements for the year ended December 31, 2013 were approved by the Board of Directors at February 13, 2014.

Management considered in the beginning balances of the Parent Company and Consolidated financial statements, the balance of receivables from supplier which the agreement allowed the offset of which allowed offsetting these receivables with suppliers’ outstanding balance. This change aims at presenting these receivables consistently with their realization. In addition to and for a better presentation and comparability, the following balances as at December 31, 2012 and 2011 were also reclassified:

	Parent Company			Consolidated
	Previous balance	Commercial agreements	Current balance	Previous balance	Commercial agreements	Current balance

Balance at 12.31.2012
Assets:
Accounts receivable	926,660	(434,018)	492,642	3,208,963	(562,884)	2,646,079
Liabilities:
Suppliers	2,791,397	(434,018)	2,357,379	6,803,240	(562,884)	6,240,356

	Parent Company			Consolidated
	Previous balance	Commercial agreements	Current balance	Previous balance	Commercial agreements	Current balance

Balance at 12.31.2011
Assets:
Accounts receivable	1,719,763	(282,611)	1,437,152	5,437,500	(325,558)	5,111,942
Liabilities:
Suppliers	2,526,912	(282,611)	2,244,301	6,278,757	(325,558)	5,953,199

There were no changes in the cash flow statement, since is a reclassification of items included in the operational activity.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation

a)   Interest in subsidiaries, associated companies and joint operations:

	Investment interest - %
	12.31.2013		12.31.2012
Companies	Company	Indirect interest	Company	Indirect interest

Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sé Supermercados Ltda. (“Sé”)	100.00	-	100.00	-
Sendas Distribuidora S.A. (“Sendas”)	100.00	-	100.00	-
PA Publicidade Ltda. (“PA Publicidade”)	100.00	-	100.00	-
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”)	82.75	17.25	82.75	17.25
CBD Holland B.V.	100.00	-	100.00	-
CBD Panamá Trading Corp.	-	100.00	-	100.00
Xantocarpa Participações Ltda. (“Xantocarpa”)	-	100.00	-	100.00
Vedra Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Bellamar Empreend. e Participações Ltda.	100.00	-	100.00	-
Vancouver Empreend. e Participações Ltda.	100.00	-	100.00	-
Bruxellas Empreend. e Participações S.A.	99.99	0.01	99.99	0.01
Monte Tardeli Empreendimentos e Participações S.A.	99.91	0.09	99.91	0.09
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
GPA 2 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
GPA 4 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 5 Empreend. e Participações S.A.	99.91	0.09	99.91	0.09
GPA 6 Empreend. e Participações Ltda.	99.99	0.01	99.99	0.01
ECQD Participações Ltda.	100.00	-	100.00	-
API SPE Planej. e Desenv. de Empreend. Imobiliários Ltda.	100.00	-	100.00	-
Posto Ciara Ltda.	-	100.00	-	100.00
Auto Posto Império Ltda.	-	100.00	-	100.00
Auto Posto Duque Salim Maluf Ltda.	-	100.00	-	100.00
Auto Posto Duque Santo André Ltda.	-	100.00	-	100.00
Auto Posto Duque Lapa Ltda.	-	100.00	-	100.00
Duque Conveniências Ltda.	-	100.00	-	100.00
Lake Niassa Empreend. e Participações Ltda.	-	43.35	-	52.41
Via Varejo S.A.	43.35	-	52.41	-
Indústria de Móveis Bartira Ltda. (“Bartira”)		43.35	-	-
Globex Administração e Serviços Ltda. (“GAS”)	-	43.35	-	52.41
Nova Casa Bahia S.A. (“NCB”)	-	-	-	52.41

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation – Continued

a)   Interest in subsidiaries, associated companies and joint operations – Continued

	12.31.2013		12.31.2012
Companies	Company	Indirect interest	Company	Indirect interest

Ponto Frio Adm. e Importação de Bens Ltda.	-	43.34	-	52.41
Rio Expresso Com. Atacad. de Eletrodoméstico Ltda.	-	43.35	-	52.41
Globex Adm. Consórcio Ltda.	-	43.35	-	52.41
PontoCred Negócio de Varejo Ltda.	-	43.35	-	52.41
Nova Extra Eletro Comercial Ltda.	0.10	43.31	0.10	52.36
Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”)	47.21	23.88	39.05	31.11
E-Hub Consult. Particip. e Com. S.A.	-	71.09	-	70.16
Nova Experiência Pontocom S.A.	-	71.09	-	70.16
Sabara S.A	-	43.35	-	52.41
Casa Bahia Contact Center Ltda.	-	43.35	-	52.41
Globex - Fundo de Investimentos em Direitos Creditórios (“Globex FIDC”)	-	-	-	52.41

Associated companies
Financeira Itaú CBD S.A. - Crédito. Financiamento e Investimento (“FIC”)	-	41.93	-	43.22
Dunnhumby Brasil Cons. Ltda.	-	-	2.00	-
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	26.21
FIC Promotora de Vendas Ltda.	-	41.93	-	43.22

Joint operation
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	-	-	13.10

All interests were calculated considering the percentages held by the GPA or its subsidiaries, The consolidation not necessarily reflects these percentages, as some companies have shareholders’ agreement in which the Company has control and therefore allows the full consolidation.

b)   Subsidiaries

The consolidated financial statements include the financial information of all subsidiaries over which the Company exercises control directly or indirectly.

Subsidiaries are all entities over which the Company has the control. The Company controls an entity when it is exposed, or has rights to variable returns as a result of its involvement with the investee and when the returns of the investor due to their involvement has the potential to vary as a result of the performance of the investee. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control and they are excluded from consolidation, when applicable, considering the date in which control ceases.

The financial statements of the subsidiaries are prepared on the same end of the reporting period as those of the Company, using consistent accounting policies, All intragroup balances, including income and expenses, unrealized gains and losses and dividends resulting from intragroup transactions are eliminated in full.

Gains or losses resulting from changes in equity interest in subsidiaries, not resulting in loss of control are directly recorded in equity.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation – Continued

b)   Subsidiaries - continued

Losses are attributed to the non-controlling interest, even if it results in a deficit balance.

The main direct or indirect subsidiaries, included in the consolidation and the percentage of the Company’s interest comprise:

(i)    Novasoc

Although the Company’s interest in Novasoc represents 10% of its shares units, Novasoc is included in the consolidated financial statements, as the Company controls 99.98% of the Novasoc’s voting rights, pursuant to the shareholders’ agreement. Moreover, under the Novasoc shareholders’ agreement, the allocatin of its profit does not require to be proportional to the interest held in the company, or, 99.98%.

(ii)   Via Varejo

The Company holds 43.35% of Via Varejo’s total shares and holds 62.3% of Via Varejo’s voting shares, giving the control of this subsidiary and consolidating fully its financial statements. Via Varejo trades electronic products, under the trade names “Pontofrio” and “Casas Bahia”. See Note 14 (a) (ii).

On January 2, 2013 at the Extraordinary Shareholders’ Meeting approved the merger of the subsidiary NCB into its parent company Via Varejo. With this merger, there were no impact on the consolidated financial statements.

The merger of NCB into Via Varejo aims at streamlining the organizational and corporate structure of entities, thus, providing a reduction of administrative and operating expenditures.

(iii)  Sendas

The Company holds 100.00% of the capital of Sendas, which operates in the retail trade segment, mainly in the State of Rio de Janeiro.

(iv)  GPA M&P

The GPA M&P aims to manage and operate the Company’s real estate assets.

(v)   Nova Pontocom

As described in Note 1 (f), on October 17, 2013, the Company obtained direct control over Nova Pontocom, an e-commerce company that sells products of any type to final customers through the websites: www.extra.com.br, www.pontofrio.com.br, www.casasbahia.com.br, www.barateiro.com.br and www.partiuviagens.com.br.

c)   Associates - BINV and FIC

Associates are entities over which the Company has significant influence, but not control, over the activities. The investment is initially recognized at cost or fair value, according to each case, and results are recognized using the equity method.

The income statement for the year represents the portion of the results of operations. When there is a change directly recognized in the sequity of the associates, the Company recognizes its interest in those changes and discloses it in the statement of changes in equity, as appropriate.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

3.     Basis for consolidation – Continued

c)   Associates - BINV and FIC - continued

Unrealized gain and losses resulting from the operations between the Company and the associates are eliminated according to its interest in the associates.

The financial statements of the associates are prepared in the same reporting date as the Company and when necessary, adjustments are made to harmonize with the Company´s accounting policies.

After applying the equity method, Company determines whether it is necessary to recognize an impairment loss related to the Company’s investment in associates. On each reporting date, the Company determines whether there is any evidence that its investments in associates will not be recoverable. If applicable, the Company calculates the impairment amount as the difference between the investment’s recoverable amount and its carrying amount and records this loss in the income statement for the year.

The Company’s investments in its associated companies Financeira Itaú CBD S.A. – Crédito, Financiamento e Investimento (“FIC”) and Banco Investcred Unibanco S.A. (“BINV”), both entities that finance sales directly to GPA and Via Varejo customers are result of an association between Banco Itaú Unibanco S.A. (“Itaú Unibanco”) with GPA and Via Varejo. These investments are accounted for under the equity method because these are entities over which the Company exercises significant influence, but not control, since the operation and financial decisions of BINV and FIC belongs to Itaú Unibanco.

The Company has significant influence in operating decisions of FIC through the Board of Directors of this entity.

FIC’s summarized financial statements are as follows:

	Consolidated
	12.31.2013	12.31.2012

Current assets	3,521,684	3,384,723
Noncurrent assets	32,209	43,171
Total assets	3,553,893	3,427,894

Current liabilities	2,826,367	2,768,570
Noncurrent liabilities	23,192	18,710
Shareholders	704,434	640,614
Total liabilities and equity	3,553,893	3,427,894

Income statement:
Revenues	895,101	897,814
Operating income	157,764	66,671
Profit for the year	87,939	39,268

For the purposes of calculating the investment, the investee’s equity should be deducted from the special goodwill reserve, which is the exclusive right of Itaú Unibanco.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

a)     Financial instruments

Financial instruments are recognized on the trade date and recorded at fair value plus transaction costs directly attributable to their acquisition or issue. Their subsequent measurement occurs at the end of each reporting period according to the rules established for each category of financial assets and liabilities.

Note 20 analyzes the fair value of the financial instruments and provides additional details on their measurement.

(i)    Financial assets

Initial recognition and measurement

The financial assets held by the Company and its subsidiaries within the scope of CPC 38 (IAS 39) are classified according the purpose for which they were acquired or contracted for the following categories: (i) assets measured at fair value through profit or loss; (ii) loans and receivables, and (iii) investments held to maturity. The Company determines the classification of their financial assets at inception.

Financial assets are initially recognized at fair value through profit or loss and transaction costs are expensed in the income statement, Loans and receivables are accounted for at amortized cost.

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company and its subsidiaries commits to purchase or sell the asset.

The financial assets of the Company and its subsidiaries include cash and cash equivalents, trade accounts receivable, related-party receivables, court deposits and derivative financial instruments.

Subsequent measurement

•         Financial assets measured at fair value through profit or loss: they represent assets acquired for short-term realization purposes and are measured at fair value at the end of the reporting period, Interest rates, monetary restatement, exchange rate variation and variations arising from the fair value measurement are recognized in the income statement for the year as financel income or costs, when incurred.

•          Loans and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, they are measured using the amortized cost through the effective interest method. Interest income, monetary restatement, exchange rate variation, less any impairment loss, as applicable, are recognized in the income statement as finance income or costs, when incurred; and

•          Held-to-maturity financial assets and liabilities: financial assets and liabilities that cannot be classified as loans and receivables as they are quoted in an active market, In this case, these financial assets are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned against profit or loss for the year using the effective interest rate method.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

a)     Financial instruments – Continued

(i)      Financial assets – Continued

Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•          Its right to receive cash flows has expired; and

•          The Company and its subsidiaries have transferred their rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under an onlending agreement; and (a) the Company has transferred substantially all the risks and rewards related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards related to the assets, but has transferred its control.

When the Company has transferred its rights to receive cash flows from an asset or has entered into an onlending agreement, and has neither transferred nor retained substantially all the risks and rewards related to the asset or transferred control of the asset, the asset is maintained and an associated liability is recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company and subsidiaries.

Impairment of financial assets

At the end of the reporting periods, the Company and its subsidiaries assess whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered when there is objective evidence resulting from one or more events occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assets, which can be reliably estimated.The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when these data indicate a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default.

Specifically in relation to financial assets held to maturity, the Company and its subsidiaries, firstly, verify whether there is objective evidence of impairment individually for financial assets that are individually significant, or collectively for assets that are not individually significant, Should the Company and its subsidiaries determine the nonexistence of objective evidence of impairment of a financial asset measured individually – whether or not this significant loss – the Company classifies it in a group of financial assets with similar credit risk characteristics which are evaluated collectively. The assets individually assessed as to impairment, or for which the impairment is (or continues to be) recognized, are not included in the collective assessment of the loss.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

a)     Financial instruments – Continued

(i)      Financial assets – Continued

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the income statement, Interest revenue is recorded in the financial statements as part of finance income, In the case of loans or investments held to maturity with a variable interest rate, the Company measures the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement, If a write-off is later recovered, this recovery is also recognized in the income statement.

(ii)    Financial liabilities

The financial liabilities under the scope of CPC 38 (IAS 39) are classified as loans, borrowings or derivative financial instruments designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

All financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include loans and financing, debentures and derivative financial instruments.

Subsequent measurement

After initial recognition, interest-bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement for the year when the liabilities are written off, or through amortization according to the effective interest rate method.

Derecognition of financial liabilities

A financial liability is derecognized when the underlying obligation is settled, cancelled or expired.

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income statement.

Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

b)    Foreign currency transactions

Foreign currency transactions are initially recognized at market value of the corresponding currencies on the date the transaction is qualified for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated to Real according to the market price at the end of the reporting periods. Differences arising on payment or translation of monetary items are recognized in financial result.

c)    Hedge accounting

The Company uses derivative financial instruments such as interest rate and exchange rate swaps. These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are directly recorded in the income statement.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the years of the financial reports for which they were designated.

For the purposes of hedge accounting, these are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

The following are recognized as fair value hedges, in accordance with the procedures below:

•       The change in the fair value of a derivative financial instrument classified as interest rate hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement;

•       For fair value hedges relating to items accounted for at amortized cost, the adjustment to the carrying amount is amortized in profit or loss over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk;

•       If the hedge item is derecognized, the unamortized fair value is immediately recognized      in profit or loss; and

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

c)     Hedge accounting – Continued

•       In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings loans denominated in foreign currency is arrived at through DDI curves, clean coupon and DI x Yen, indices disclosed by the BM&FBovespa (the Brazilian Securities, Commodities and Futures Exchange), whereas for loans denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

d)    Cash and cash equivalents

       Cash and cash equivalents consist of cash, checking account and highly liquid short-term investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term in until 90 days.

e)    Trade accounts receivable

Trade receivables are stated and maintained in the balance sheet position at their face sales amounts less allowance for doubtful debts, which is recorded based on the track record of loss and the risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade receivables refers to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an the active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest method (“EIM”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the EIM.The EIM amortization is included in net finance income (costs) in the income statement. Impairment expenses are recognized in the income statement.

At the end of each reporting period, the Company assesses if the financial assets or group of financial assets are impaired.

Impairment of receivables are based on historical rates observed in the last 24 months, besides observation of economic events like unemployment rates, consumer trends and past due receivables in the portfolio.

Impairment of receivables is considered uncollectable, therefore, written off definitely after 180 days past due.

f)     Inventories

       Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, less bonuses received from suppliers.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

f)     Inventories – Continued

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to it is adequacy.

g)    Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded the result insofar as the corresponding inventories are sold.

Comprise purchase volume agreement, logistics services and specific negotiations to recompose margin or marketing agreements, among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of amounts receivable by way of bonus.

h)     Present value adjustment of assets and liabilities

       Current monetary assets and liabilities, when relevant, and long-term assets and liabilities are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

       Interest rates embedded in revenue, expenses and costs associated with said assets and liabilities are adjusted for appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of the rule against the financial result.

Present value adjustment of sales received in installments is initially recognized against “Trade Accounts Receivable” account, and unwinded against net sales over time.

Other accounts over which present value adjustment is recorded, the unwinding is made against financial result.

i)      Impairment of non-financial assets

Impairment testing is designed, so the Company can present the net realizable value of an asset. This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries’ activities.

The Company and its subsidiaries test their tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

i)      Impairment of non-financial assets – Continued

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance for impairment is recorded to adjust its carrying amount to its recoverable amount, In assessing the recoverable amount, the estimated future cash flow is discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future years.

j)      Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any.This cost includes the cost of acquisition of equipment and financing costs for long-term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss for the year as incurred.

Asset category	Average annual depreciation rate
Buildings	2.50%
Improvements	4.43%
Data processing equipment	20.14%
Software	12.78%
Facilities	8.04%
Furniture and fixtures	9.92%
Vehicles	23.81%
Machinery and equipment	9.30%
Decoration	20.00%

Property and equipment items and eventual significant parts are written off when sold or when no future economic benefits are expected from its use or sale. Any aventual gains or losses arising from the write off of the assets are included in profit or loss for the year.

The residual value, the useful life of assets and the depreciation methods are reviewed at the end of each financial year end and adjusted prospectively, if applicable. The Company reviewed the useful lives of fixed and intangible assets in fiscal year 2013 and concluded that there are no changes to be made.

k)     Capitalization of interest

Interest one loans directly attributable to the acquisition, construction or production of an asset that requires a substantial period of time to be prepared for its intended use or sale (qualifying asset) are capitalized as part of the cost of the respective assets during its construction phase. From the date that the asset is placed in operation, capitalized costs are depreciated over the estimated useful life of the asset.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

l)      Intangible assets

Intangible assets acquired separately are measured at cost at initial recognition, less amortization and eventual impairment losses. Internally generated intangible assets, excluding capitalized software development costs, are reflected in the income statement in which they were incurred.

Intangible assets consist mainly of software acquired from third parties, software developed for internal use, commercial rights (stores’ rights of use), list of customers, advantageous lease agreements, advantageous furniture supply agreements and brands.

Intangible assets with definite useful lives are amortized by the straight-line method, The amortization period and method are reviewed, at least, at the end of each year, Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting assumptions.

Software development costs recognized as assets are amortized over their 10-year definite useful lives.

Intangible assets with indefinite useful lives are not amortized, but tested for recovery at the end of each year or whenever there are indications that their carrying value may be impaired either individually or at the level of the cash generating unit. The assessment is reviewed annually to determine whether indefinite life remains valid. Otherwise, useful life is changed prospectively from indefinite to definite.

Where applicable, gains or losses arising from the derecognition of an intangible asset are measured as the difference between the net proceeds from the sale and the carrying amount of the asset, being recognized in the income statement in the year when the asset is written off.

m)    Classification of assets and liabilities as current and noncurrent

Assets (except for deferred income and social contribution taxes) that are expected to be realized in or are intended for sale or consumption within twelve months as of the end of the reporting periods are classified as current assets. Liabilities (except for deferred income and social contribution taxes) that are expected to be settled within twelve months as of the end of the reporting periods are classified as current, All other assets and liabilities (including deferred tax assets and liabilities) are classified as “noncurrent”.

The deferred tax assets and liabilities are classified as “noncurrent”, net by entity, according to the related accounting pronouncement.

n)     Leases

The definition of an agreement as lease is based on its initial date, i.e., if compliance with the arrangement depends on the use of a specific asset or assets or the arrangement transfers the right to use the asset.

Company as a lessee

Financial lease agreements, which transfer to the Company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or at the present value of the minimum lease payments, whichever is lower. Lease payments are allocated between financial charges and reduction of lease liabilities so as to achieve a constant interest rate in the remaining balance of liabilities. Financial charges are recognized as an expense in the year.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

n)     Leases  - Continued

Leased assets are depreciated over their useful lives. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over its estimated useful life or the lease term, whichever is shorter. The capitalization of store improvements and remodelings are also taken into account.

Lease agreements are classified as operating leases when there is no transfer of risk and benefits incidental to ownership of the leased item.

The installment payments of leases (excluding service costs, such as insurance and maintenance) classified as operating lease agreements are recognized as expenses, on an accrual basis, during the lease term.

Contingent rentals are recognized as expenses in the years they are incurred.

Company as a lessor

Lease agreements where the Company does not transfer substantially all the risks and benefits incidental to ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the years in which they are earned.

o)    Provisions

Provisions are recognized when the Company and its subsidiaries have a present obligation (legal or not formalized) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and the obligation can be reliably estimated. Where the Company and its subsidiaries expect a provision to be fully or partially reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to the eventual provision is recognized in profit or loss for the year, net of any reimbursement. In cases of attorney’s fees in favorable court decisions, the Company’s policy is to make a provision when fees are incurred, i.e., upon final judgment on lawsuits, as well as disclose in notes the percentages and amounts involved in lawsuits in progress.

p)    Dividend distribution

       Dividend distribution to the Company’s shareholders is recognized as a liability at the year-end, based on the minimum mandatory dividends established by the Bylaws. Exceeding amounts are only recorded at the date on which said additional dividends are approved by the Company’s shareholders.

q)    Deferred Revenue

The Company and its subsidiaries record revenue as liability for advance of amounts received from business partners for the exclusivity intermediation services of additional or extended warranties, recognized in income by evidence of the service in the sale of these warranties jointly with the business partners.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

r)     Equity

       Common and preferred shares are classified as equity.

When any related party purchases shares of the Company’s equity share capital (treasury shares), the remuneration paid, including any directly attributable incremental costs, is deducted from equity, and are recorded as treasury shares until the shares are cancelled or reissued. When these shares are subsequently reissued, any remuneration received, net of any directly attributable incremental transaction costs, is included in equity. No gain or loss is recognized on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

s)     Share-based payment

       Employees (including the Company’s and its subsidiaries’ senior executives) receive compensation in the form of share-based payment, whereby employees render services in exchange for equity instruments (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions is recognized as an expense in the year, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are met. Cumulative expenses recognized for equity instruments at each reporting date until the vesting date reflect the extent to which the vesting period has expired and the Company’s and its subsidiaries’ best estimate of the number of equity instruments that will ultimately vest.

       Each year’s expenses or income represent the change in the cumulative expenses recognized at the beginning and the end of that year. No expense is recognized for services that will not complete the vesting period, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vested irrespective of whether or not the market or non-vesting condition is met, provided that all other performance and/or service conditions are met.

Where an equity instrument is modified, the minimum expense recognized is the expense that would have been incurred if the terms had not been modified, An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction or is otherwise beneficial to the employee, as measured at the date of modification.

When an equity instrument is cancelled, it is treated as fully vested on the date of cancellation, and any expense not yet recognized related to the premium are immediately recognized in profit or loss for the year, This includes any premium whose non-vesting conditions within the control of either the Company or the employee are not met. However, if the cancelled plan is replaced by another plan and designated as a replacement grants on the date that it is granted, the cancelled grant and the new plan are treated as if they were a modification of the original grant, as described in the previous paragraph, All cancellations of equity-settled transactions are treated equally.

The dilutive effect of outstanding options is reflected as an additional share dilution in the calculation of diluted earnings per share (See Note 32).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

t)     Earnings per share

       Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

•       numerator: profit for the year; and

•       denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable.

Equity instruments that will or may be settled in Company’s shares are only included in the calculation when said settlement has a dilutive impact on earnings per share.

u)     Determination of net income

       Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and its subsidiaries, and it can be reliably measured, Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and sales taxes or duty.

The Company assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. The Company has concluded that it is acting as a principal in all of its revenue arrangements, except for those referring to extended warranties and insurance policy brokerage. Specifically in these cases, the Company operates as an agent, and revenue is recognized on a net basis, which reflects the commission received from insurance companies, The following specific recognition criteria must also be met before revenue is recognized:

(i)      Revenue

a)    Sale of goods

       Revenue from sale of goods are recognized at their fair value and, when all the risks and benefits inherent to said good are transferred to the buyer, the Company and its subsidiaries cease to hold control or responsibility for the goods sold and the economic benefits generated to the Company and its subsidiaries are probable. No revenue is recognized if their realization is uncertain.

b)    Service revenue

Due to the Company's action as  agent in insurance extended warranty, financial protection insurance, personal accident insurance, sales agent in technical assistance and mobile phone recharge, revenues earned are presented net of related costs and recognized in profit or loss when probable that the economic benefits will flow to the Company and their values can be measured reliably.

c)    Finance service revenue

As the activity of customer financing is an important part of the Company’s business, for all financial instruments measured at amortized cost, revenue is recorded using the effective interest rate, which discounts exactly the estimated future cash receipts through the expected life of the financial instrument, or a shorter period of time, where applicable, to the net carrying amount of the asset, Interest income is included under financial services, composing the Company's gross profit in the income statement.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

u)     Determination of net income – Continued

(i) Revenue - Continued

d)    Interest income

       For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate, which is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability, Interest income is included in the financial result in the income statement for the year.

e)      Swap revenue

Revenues are recognized: (i) at the time of conclusion of the swap of land owned by GPA M&P at the fair value of the consideration received on the barter date, (ii) upon delivery of the units sold by GPA M&P. The cost of the units sold comprises the fair value of the initially recognized barter.

f)       Returns and cancellations

Returns and cancellations are recognized when incurred.

(ii)    Cost of goods sold

The cost of goods sold comprises the cost of purchases net discounts and bonuses received from vendors, changes in inventories and logistics costs.Bonuses received from vendors are measured based on contracts and agreements signed with vendors.

The cost of sales includes the cost of logistics operations managed or outsourced by the Company, comprising warehousing, handling and freight costs incurred until the goods are available for sale, Transport costs are included in the acquisition costs.

(iii)   Selling expenses

Selling expenses comprise all store expenses, such as salaries, marketing, occupancy, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Company operates. The main media used by the Company are: radio, television, newspapers and magazines. These expenses are recognized in profit or loss for the year at the time of realization, net of amounts received from suppliers joining the campaigns.

(iv)   General and administrative expenses

      General and administrative expenses correspond to overhead and the cost of corporate units, including the purchasing and procurement, IT and financial areas.

(v)   Other operating expenses, net

      Other operating income and expenses correspond to the effects of major events occurring during the year that do not meet the definition for the other income statement lines.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

u)     Determination of net income – Continued

(vi)   Financial result

Financial expenses include substantially all expenses generated by net debt and receivables sade during the year, offset by capitalized interest, losses related to the measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest charges on financial leases, as well as discount charges.

Finance income includes income generated by cash and cash equivalents and restricted deposits, gains related to the measurement of derivatives at fair value.

v)     Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate taxes are those in force or substantially in force at the end of the balance sheet dates.

Income taxes comprise Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force: 15% on taxable income plus a 10% surtax on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

Defered income and social contribution taxes

Deferred income and social contribution taxes are generated by temporary differences at the end of the reporting periods between the tax basis of assets and liabilities and their carrying amounts.

Deferred income tax and social contribution tax assets are recognized for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable income will be available against which to deduct temporary differences and unused tax losses, except where the deferred income and social contribution tax assets relating to the deductible temporary difference arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor tax income or losses.

Deferred income and social contribution tax liabilities are recognized for all temporary taxable differences, except when the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in an transaction other than a business combination and which, at the time of the transaction, affects neither accounting profit nor tax losses,

With respect to deductible temporary differences associated with investments in subsidiaries and associates, deferred income and social contribution taxes are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable income will be available against which the temporary differences can be utilized,

The carrying amount of deferred income and social contribution tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income and social contribution taxes to be utilized. Unrecognized deferred income and social contribution tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable income will allow these assets to be recovered.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

v)     Taxation – Continued

Deferred income and social contribution tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) in effect or substantively in effect at the end of the reporting period.

Deferred taxes related to items directly recognized in equity are also recognized in equity and not in the income statement.

Deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right to offset tax assets against income tax liabilities, and the deferred taxes refer to the same taxpayer entity and to the same tax authority.

Other taxes

Revenue from sales and services is subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), calculated based on the rates applicable to each region, as well as contribution for the Social Integration Program (“PIS”) and contribution for Social Security Financing (“COFINS”), and are presented net of sales revenue.

Revenue and expenses are recognized net of taxes, except where the sales tax incurred on the purchase of assets or services is not recoverable from the tax authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item, as applicable.

w)    Business combinations and goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum between the consideration transferred, measured at fair value on the acquisition date, and the remaining amount of non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or through the proportional interest in the acquiree identifiable net assets. The acquisition costs incurred are treated as an expense and included in administrative expenses.

When the Company acquires a business, it assesses its financial assets and liabilities in order to appropriately classify and designate them in accordance with contractual terms, economic circumstances and relevant conditions on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquiree.

Should the business combination occur in phases, the fair value on the acquisition date of the interest previously held by the acquirer in acquiree is adjusted to fair value on the acquisition date through profit or loss.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date, Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through profit or loss or as a change in other comprehensive income.

Goodwill is initially measured at cost and is the excess between the consideration transferred and the non-controlling interest in assets and assumed liabilities, If this payment is lower than the fair value of the acquiree’s net assets, the difference is recognized in profit or loss as bargain purchase gain.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

4.    Significant accounting policies – Continued

w)    Business combinations and goodwill - Continued

After initial recognition, goodwill is measured at cost, less any impairment losses, For impairment testing purposes, the goodwill acquired in a business combination is, as of the acquisition date, allocated to each one of the Company's cash generating units that will benefit from the business combination, regardless of whether other assets or liabilities of the acquire will be assigned to these units.

When goodwill is part of a cash generating unit and part of the operation at this unit is sold, the goodwill related to the sold operation is included in the book amount of the operation when calculating profit or loss from the sale of the operation, This goodwill is then measured based on the relative amounts of the sold operation and part of the cash generating unit which was maintained.

x)     Pension plan

       The pension plan is funded through payments to insurance companies, which are classified as a defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan whereby the Company pays fixed contributions to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

y)     Customer loyalty programs

       These are used by the Company to provide incentives to its customers in the sale of products or services. If customers buy products or services, the Company grants them credits. Customers may redeem the credits free of charge as a discount in the amount of products or services, in next purchases.

The Company estimates the fair value of the points granted according to the “Programa Mais” customer loyalty plan, by applying statistical techniques, considering the two-year expiration of the plan defined in the regulations,the percentages of points conversion, and the cost of conversion, which starts by converting 3,000 points into twenty reais (R$20.00) in products.

The Company recognizes the points initially granted and the reversal of points expired under net sales.

z)     Statement of value added

       This statement is intended to evidence the wealth created by the Company and its distribution in a given year and is presented as required by Brazilian Corporation Law as part of its parent company and consolidated financial statements, as it is neither mandatory nor established by IFRS.

This statement was prepared based on information obtained from accounting records which provide the basis for the preparation of the financial statements, additional records, and in accordance with technical pronouncement CPC 09 – Statement of Value Added, The first part presents the wealth created by the Company, represented by revenue (gross sale revenue, including taxes, other revenue and the effects of the allowance for doubtful accounts), inputs acquired from third parties (cost of sales and acquisition of materials, energy and outsourced services, including taxes at the time of  acquisition, the effects of losses and the recovery of assets, and depreciation and amortization) and value added received from third parties (equity in the earnings of subsidiaries, financial income and other revenues). The second part of the statement presents the distribution of wealth among personnel, taxes, fees and contributions; and value distributed to third party creditors and shareholders.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

5.    Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

Adoption of new standards, amendments and interpretations of pronouncements issued by the IASB and the CPC

The following new standards, changes and interpretations of pronouncements, applicable to the Company were issued by the IASB and the CPC and will enter into effect as of January 1, 2013.

•       IFRS 10 / CPC 36 (R3): Consolidated Financial Statements –  IFRS 10 replaced SIC 12 and IAS 27 and includes a new definition of control that applies to the financial statements when one entity controls one or more entities. The Company evaluated if the conclusion on the consolidation of its subsidiaries under IFRS 10 is different from the one adopted by the Company on January 1, 2012 and December 31, 2012, pursuant to IAS 27 and SIC 12. The Company concluded that the adoption of IFRS 10 does not change the consolidation of its subsidiaries and, therefore, does not impact the financial statements for the fiscal year ended December 31, 2013.

•       IFRS 11 / CPC 19 (R2): Joint Arrangements – IFRS 11 replaced SIC 13 and IAS 31 and applies to the jointly controlled businesses and contracts. In accordance with this standard, businesses and contracts controlled jointly with other shareholders are classified as joint arrangements. The accounting treatment will depend on the classification of the joint arrangements and may be recognized under the equity method (joint ventures) or through the consolidation of its interest in the assets, liabilities, revenue and expenses contributed to the joint operation (joint operation). The Company evaluated if the conclusion on the accounting treatment of its joint arrangements under IFRS 11 is different from the one adopted by the Company on January 1, 2012 and December 31, 2012, pursuant to IAS 31 and SIC 13. Under IRFS 11, joint arrangements recognition follows the same accounting treatment adopted for the consolidated financial statements for the fiscal year ended December 31, 2012. The adoption of IFRS 11 has no impact on the financial statements for the fiscal year ended December 31, 2013.

•       IFRS 12 / CPC 45: Disclosure of Interests in Other Entities – IFRS 12 deals with the disclosure of interests in other entities, whose purpose is to inform users of the risks, nature and effects of these interests on the financial statements. The disclosures included in the financial statements for the fiscal year ended December 31, 2013 are in compliance with IFRS 12.

•       IFRS 13 / CPC 46: Fair Value Measurement – IFRS 13 applies when other IFRS pronouncements require or permit fair value measurements or disclosures (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). The disclosures included in the financial statements for the year ended December 31, 2013 are in compliance with IFRS 13.

There are no other standards and interpretations issued and in effect that have a significant impact on the profit/loss or equity disclosed by the Company.

Standards issued but not yet effective

The Company has not adopted the following new and revised IFRSs that have been issued and are not yet in effect:

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

5.    Adoption of new standards, amendments and interpretations to existing standards issued by the IASB and CPC and standards issued but not yet effective - Continued

•       IFRS 9 – Financial Instruments - Classification and Measurement (CPC 38, 39 and 40) – introduces new requirements for the classification and measurement of financial assets and financial liabilities. IFRS 9 uses a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on the way an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of the financial assets. The standard also requires the adoption of only one method to determine asset impairment losses and the recognition of the change in the fair value of financial liabilities attributable to changes in the credit risk of these liabilities under “Other comprehensive income”, pursuant to certain criteria. This standard will be in effect for the fiscal years beginning as of January 1, 2015, and the Company will carry out a detailed review of its financial liabilities recorded at fair value to assess the effects of this adoption.

•       Amendments to IAS 32 – Financial Instruments – Presentation (CPC 39) – it adds guidance on the offset between financial assets and financial liabilities, whose amendments will take effect in the fiscal years beginning on or after January 1, 2014, and the Company does not expect any significant impact as a result of their adoption.

•         Changes to IFRS 10, IFRS 12 and IAS 27 Investment Entities – these define an investment entity and require that the reporting entity classified as an investment entity does not consolidate its subsidiaries, but, instead, measures its subsidiaries at fair value through profit or loss in its separate and consolidated financial statements, in addition to reporting requirements. This change will enter into effect for the fiscal years beginning on or after January 2014 and the Company does not expect any impacts as a result of its adoption.

•      IAS 36 – Impairment of Assets (CPC 01) – adds guidance on the disclosure of the recoverable amounts of non-financial assets, whose change will enter into effect for the fiscal years beginning on or after January 2014, and the Company is assessing the impacts its adoption will have on disclosure.

•      IAS 39 – Impairment of Assets – adds guidance clarifying that there is no need to discontinue hedge accounting if the derivative instrument is renewed, provided that certain criteria are met. This change will enter into effect for the fiscal years beginning on or after January 2014 and the Company does not expect any significant impacts as a result of its adoption.

•      IFRIC 21 - Fees – provides guidance on when a liability arising from fees imposed by the government should be recognized, in effect as of January 1, 2014, and the Company is assessing the impacts of its adoption on disclosure.

There are no other standards and interpretations issued and not yet in effect, which, according to Management, may have a significant impact on profit/loss or equity disclosed by the Company.

6.    Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the parent company and consolidated financial statements requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the year; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future years, In the process of applying the Company’s accounting policies, Management has made the following judgments, which have the most significant impact on the amounts recognized in the parent company and consolidated financial statements:

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

6.    Significant accounting judgments, estimates and assumptions - Continued

Judgments, estimates and assumptions - Continued

a)  Financial lease commitments – Company as a lessee

       The Company has entered into commercial property lease agreements in its leased property portfolio and, based on an evaluation of the terms and of conditions of the agreements, it retains all the significant risks and of rewards of ownership of these properties and recorded the agreements as financial lease.

b) Impairment

According to the method disclosed in note 4 (i), the Company performed test to verify that the assets might not be recoverable and the year ended December 31, 2013, based on those tests, there was no need for the provision.

The procedure for verification of non-recoverability of property and equipments, consisted in allocating operating assets and intangible assets (such as Commercial rights) directly attributable to the Cash Generanting Units – UGC (stores), The steps of the test were as follows:

•         Step 1: compared the carrying amount of UGCs with a multiple of sales (15% to 30%), representing transactions between retail companies, For UGCs multiple-valued lower than the carrying amount, we come to a more detailed method, described in Step 2;

•       Step 2: we prepare the discounted cash flow of UGC, using sales growth between 6.6%  and 6.7% until the 5th year, and growth above inflation for the 6th year onwards, The discount rate used was 10,8%.

For the purposes of impairment test, goodwill acquired through business combinations and licenses with indefinite life was allocated to 4 cash generating units, which are also operational segments that disclose financial information, being Retail, Home Appliances, Wholeservice and E-commerce.

Segments’ recoverable value is calculated using the value in use based on estimated cash from financial budgets approved by senior management for the following three years. The discount rate before income tax on cash flow projections is 10.8% (10.8% on December 31, 2012), and the cash flows exceeding three years are extrapolated using a growth rate of 6.5% (6.7% on December 31, 2012). Based on this analysis, a provision for impairment was not necessary.

The self-service wholesale brand refers to “ASSAI”, and the home appliance brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded due to the business combinations with companies that held right over them.

The amount was tested for impairment based on the income approach methodology - relief from royalty, which consists of determining the asset value by measuring the fair value of future benefits. Given the brand’s indefinite useful life, we considered a perpetuity growth rate of 6.5% during the preparation of the discounted cash flow. The royalty rate used was 0.4% for “ASSAI” brand, 0.7% for “PONTO FRIO” and 0.9% for “CASAS BAHIA”.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

6.    Significant accounting judgments, estimates and assumptions - Continued

Judgments, estimates and assumptions - Continued

c)     Income taxes

Given the nature and complexity of the Company’s business, the differences between actual results and assumptions, or future changes to such assumptions, could result in future adjustments to already recorded tax revenue and expenses. The Company and its subsidiaries record provisions, based on reasonable estimates, for the eventual consequences of audits by the tax authorities of the respective countries in which it operates. The amount of these provisions is based on various factors, such as previous tax audits and different interpretations of tax regulations by the taxpayer and the appropriate tax authority, Such differences in interpretation may refer to a wide range of issues, depending on the conditions prevailing in the respective entity's domicile.

Deferred income and social contribution tax assets are recognized for all unused tax losses to the extent that it is probable that taxable income will be available against which to offset the tax credits. Significant Management judgment is required to determine the amount of deferred income and social contribution tax assets that can be recognized, based on income estimates and future taxable income, based on the annual business plan approved by the Board of Directors.

       The Company and its subsidiaries’ tax losses carryforward amounting to a tax benefit of R$793,633 at December 31, 2013 (R$796,771 at December 31, 2012). These losses do not expire, therefore their use is limited by law to 30% of taxable income for each year. The amounts relate to the Company and its subsidiaries that have tax planning opportunities for the use of these balances.

Further details on taxes are disclosed in Note 22.

d)    Fair value of derivatives and other financial instruments

       When the fair value of financial assets and liabilities recorded in the financial statements cannot be obtained in active markets, it is determined according to the hierarchy set by technical pronouncement CPC 38 (IAS39), which establishes certain valuation techniques, including the discounted cash flow model, The data for these models are obtained, whenever possible, from observable markets or from information on comparable operations and transactions in the market, The judgments include the analyses of data, such as liquidity risk, credit risk and volatility, Changes in assumptions about these factors may affect the reported fair value of financial instruments.

The fair value of financial instruments actively traded on organized markets is determined based on market quotes, at the end of the reporting periods, without deducting transaction costs. For financial instruments not actively traded, the fair value is based on valuation techniques defined by the Company and compatible with usual market practices. These techniques include the use of recent market arm’s length transactions, the benchmarking of the fair value of similar financial instruments, the analysis of discounted cash flows or other valuation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined by valuation techniques, including the discounted cash flow method. The inputs used by these methods are collected from the market, where applicable, When these inputs are not available, judgment is required to determine the fair value, This judgment considers liquidity risk, credit risk and volatility. Changes in assumptions for these factors may affect the fair value of the financial instruments.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

6.    Significant accounting judgments, estimates and assumptions - Continued

Judgments, estimates and assumptions - Continued

e)     Share-based payments

The Company measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the equity instruments on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which depends on the terms and conditions of the grant, This estimate also requires determining the most appropriate inputs for the valuation model, including the expected useful life of the stock options, volatility and dividend yield, as well as making assumptions about them, The assumptions and models used to estimate the fair value of share-based payment transactions are disclosed in Note 27 (f).

f)    Provision for contingencies

The Company and its subsidiaries are parties to several judicial and administrative proceedings, see note n° 24, Provisions for legal claims are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss takes into account available evidence, the hierarchy of laws, former court decisions and their legal significance, as well as the legal counsel’s opinion, The Company's management concluded that the provisions for tax, civil and labor claims are adequately presented in the parent company and consolidated financial statements.

g)    Provision for losses on accounts receivable

The subsidiary Via Varejo has in its accounts receivable the amount of installment sales to be received by individual customers, over which, the estimation of losses is made in accordance with the expected percentage of losses, obtained through the observation of the historical behavior of the portfolio, as well as, other economic circumstances.

h)    Tax recoverable

Company and its subsidiaries have tax recoverable mainly related to ICMS, ICMS from Tax Substitution, PIS and Cofins. The utilization of its taxes is made based on the projections prepared by management, operational issues and the consumption of the credits by the companies in the group. Further details on note 12 of credits and compensation.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

7.   Cash and cash equivalents

		Parent Company		Consolidated
	Rate (a)	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Cash on hand and bank accounts		115,112	230,183	343,114	490,616

Financial investments:
Itaú BBA	100.9%	527,521	370,448	778,881	1,430,672
Itaú – Delta Fund	101.6%	5,115	706,458	181,384	1,831,692
Banco do Brasil	100.8%	206,246	722,665	1,425,957	1,376,813
Bradesco	101.0%	824,736	684,409	2,051,130	1,496,352
Santander	102.0%	322,548	61,744	995,568	62,692
CEF	101.0%	99,031	3,046	732,424	4,104
Votorantim	102.3%	101,436	2,196	439,082	5,850
Safra	101.7%	356,477	83,873	645,197	337,682
Credit Agricole	102.4%	127,731	-	362,996	-
BNP	101.1%	105,100	-	279,469	-
Other	(b)	60,167	25,309	131,974	49,778
		2,851,220	2,890,331	8,367,176	7,086,251

(a)     Financial investments at December 31, 2013 and December 31, 2012 earn interest by the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days.

(b)     Refer to automatic investments at the end of each month.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

8.     Trade accounts receivable

	Parent Company			Consolidated
	12.31.2013	12.31.2012	01.01.2012	12.31.2013	12.31.2012	01.01.2012

Credit card companies (a)	82,554	146,114	144,227	276,262	421,384	454,648
Sales vouchers	98,849	124,845	92,810	148,101	181,253	176,917
Consumer finance - CDCI (b)	-	-	-	2,249,407	2,078,439	1,937,410
Credit sales with post-dated checks	2,076	2,537	984	3,018	4,004	4,010
Accounts receivable from wholesale customers	-	-	-	18,394	30,016	49,106
Private label credit card	13,545	22,356	19,214	13,539	22,360	19,214
Account receivable FIDCs	-	-	928,225	-	-	2,558,726
Accounts receivable from related parties (Note 13 a)	105,047	192,430	197,758	-	-	-
Present value adjustment (c)	-	-	-	(7,264)	(5,488)	(10,823)
Allowance for doubtful accounts (d)	(2,600)	(81)	-	(228,733)	(189,492)	(210,970)
Accounts receivable from suppliers	13,000	4,441	53,934	18,205	8,663	121,840
Other		-	-	24,737	94,940	11,864
Current	312,471	492,642	1,437,152	2,515,666	2,646,079	5,111,942

Consumer finance – CDCI (b)	-	-	-	125,219	117,487	117,783
Allowance for doubtful accounts (d)	-	-	-	(10,320)	(8,988)	(6,998)
Noncurrent	-	-	-	114,899	108,499	110,785

	312,471	492,642	1,437,152	2,630,565	2,754,578	5,222,727

(a)    Credit card companies

The Company and subsidiaries sell credit card receivables to banks or credit card companies without recourse or in order to strengthen their working capital.

In view of the restructuring of receivables funds previously used for credit assignment of accounts receivable with credit cards, which are described in Note 9, in the year ended December 31, 2013, the Company and its subsidiaries sold its receivables from credit card issuers in the amount of R$29,698,080 (27,090,485 at December 31, 2012) to operators or banks directly, without any right of recourse or obligation related.

(b)    Consumer finance– CDCI – Via Varejo

It refers to direct consumer credit through an intervening party (CDCI), which can be paid in up to 24 installments, however, the most utilized term is substantially less than 12 months.

The Company maintains agreements with financial institutions where it is referred to as the intervening party of these operations (see Note 19).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

8.    Trade accounts receivable - Continued

 (c)   Adjustment to present value

The discount rate used by the subsidiary Via Varejo, operations banner "Casas Bahia" considers current market valuations of the time value of money and the asset's specific risks, Credit sales with the same cash value were carried to their present value on the transaction date, in view of their terms, adopting the monthly average rate of receivables anticipation with credit card companies, In the year ended December 31, 2013 these rates averaged 0.72% per month (0.72% per month at December 31, 2012).

        (d)    Allowance for doubtful accounts

The allowance for doubtful accounts is based on average historical losses complemented by Company's estimates of probable future losses:

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

At the beginning of the year	(81)	-	(198,480)	(217,968)
Provision recorded in the period	(2,729)	(81)	(475,857)	(324,462)
Allowance write-off	210	-	435,284	343,950
At the end of the year	(2,600)	(81)	(239,053)	(198,480)

Current	(2,600)	(81)	(228,733)	(189,492)
Noncurrent		-	(10,230)	(8,988)

Below, the breakdown consolidated of accounts receivable by gross amount and maturity period:

			Past-due receivables
	Total	Falling due	<30 days	30-60 days	61-90 days	>90 days

12.31.2013	2,869,618	2,565,483	162,755	56,635	36,265	48,480
12.31.2012	2,953,058	2,775,925	91,796	32,820	21,823	30,694

9.    Receivables securitization fund

Due to changes in its policy of sales of receivables, the Company negotiated changes to its receivables funds.

Accordingly, as GPA does not hold any interest in the current Multicredit FIDC and is not obliged to absorb any of the estimated risks of the fund assets, the Fund was excluded from consolidation on December 26, 2012.

a)   PAFIDC: There was a change in the bylaw of PAFIDC approved at the Quotaholders’ Meeting of December 21, 2012, in which the Company no longer has interest or obligation to the Fund, The Fund had its name changed to denominate Multicredit FIDC and no longer holds, exclusively, GPA receivables.

Therefore, as GPA no longer has any interest in the current FIDC and has no obligation to absorb any of the expected risks of the fund's assets, the Fund ceased to be consolidated at December 26, 2012.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

9.    Receivables securitization fund - Continued

b)   Globex FIDC: The operations of discounted receivables by credit card through the Globex FIDC were closed at December 14, 2012, in mutual agreement with the senior quotaholders.

Thus, the senior quotas were paid to quotaholders by the fund and at December 31, 2012, remained in the fund balance of cash and obligations in counterpart to subordinated quotas that had been completely redeemed, thus completing the process of liquidation of the Fund during the first quarter of 2013.

With this restructuring the Company and Via Varejo began carrying out the receivables discount, as described in Note 8 (a).

10.   Other accounts receivable

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Accounts receivable related to sale of property and equipment	16,609	11,345	55,320	78,821
Expenses reimbursements (b)	-	-	20,556	51,939
Advances rentals	12,521	7,839	41,616	10,396
Amounts to be reimbursed	25,871	12,274	106,269	93,100
Accounts receivable – Audax	7,491	-	13,028	-
Trade accounts receivable from services	-	-	2,366	5,127
Rental receivable	15,455	13,110	22,346	17,630
Accounts receivable - Paes Mendonça (a)	-	-	514,615	484,008
Rede Duque (note 15)	-	-	49,255	-
Other	1,281	2,313	31,932	26,849
	79,228	46,881	857,302	767,870

Current	47,890	21,141	227,367	211,473
Noncurrent	31,338	25,740	629,935	556,397

 (a)   Accounts receivable - Paes Mendonça.

Accounts receivable from Paes Mendonça relate to amounts deriving from the payment of third-party liabilities by the subsidiaries Xantocarpa, Novasoc and Sendas, Pursuant to contractual provisions, these accounts receivable are monetarily restated (General Market Price Index – IGP-M) and guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc, Sendas and Xantocarpa, The maturity of the accounts receivable is linked to the lease agreements, which expire in 2014 and were kept on non current, due to the possibility of conversion of payment of intangibles of leased stores.

(b)  Expenses reimbursements from suppliers

Derive from the compliance with purchase volume, price protection, and as part of agreements defining the supplier’s participation in marketing and advertising expenses.

At June 30, 2013, Via Varejo changed the negotiation with suppliers of goods and services so that the settlement of these amounts occurs by reducing the balance payable. Thus, the receivable of R$58,508 was classified at December 31, 2013 under suppliers account. This new classification does not alter the balances as at December 31, 2012, once the new agreements were entered into in 2013.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

11.   Inventories

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Stores	1,425,069	1,288,127	3,597,410	2,890,345
Distribution centers	796,061	892,962	2,914,980	3,021,882
Inventories in construction (c)	-	-	172,280	172,280
Bonus in inventories (a)	(43,131)	(40,251)	(78,830)	(99,453)
Provision for obsolescence/losses and breakage (b)	(12,390)	(8,41)	(52,016)	(53,126)
	2,165,609	2,132,697	6,553,824	5,931,928

Current	2,165,609	2,132,697	6,381,544	5,759,648
Noncurrent	-	-	172,280	172,280

(a)     Bonuses in inventories

The Company records bonuses received from vendors in the statement of income as the inventories that gave rise to the bonuses are realized.

(b)      Provision for obsolescence/losses and breakage

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

At the beginning of the year	(8,141)	(6,780)	(53,126)	(75,809)
Additions	(11,219)	(5,132)	(64,898)	(59,311)
Write-offs	6,970	3,771	66,008	81,994
At the end of the year	(12,390)	(8,141)	(52,016)	(53,126)

(c)     Inventories in construction

The amount of inventories of real estate units under construction refers to the fair value of the barter of land for real estate units, based on the market value of real estate units received, as observed in comparable market transactions

Barter revenue refers to the transaction whereby GPA M&P gave lands in exchange of the real estate units of the projects Thera Faria Lima Pinheiros (“Thera”), Figue and Classic and Carpe Diem, plus one store to be built on the ground floor of the Thera Faria Lima Pinheiros building. Construction and development are being carried out by Cyrela Polinésia Empreendimentos Imobiliários Ltda., Pitangueiras Desenvolvimento Imobiliário SPE Ltda. and Hesa Investimentos Imobiliários Ltda. Barter revenue corresponds to the fair value of the land exchanged, net of its carrying amount. The apartment units of the Thera project are scheduled to be delivered within 52 months from December 18, 2011. For the Figue project the delivery will occur 29 months from April 4, 2012 and for Classic e Carpe Diem (Bosque Maia Project) the delivery will occur between 36 and 48 months from November 11, 2012. The sales deferred revenue and the accounts receivables are recognized on a net basis as deferred revenue (note 26) and when the delivery of the property, the net gain from this transaction will be recognized in the income statement, taking into account the balance of inventory.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

12.  Recoverable taxes

	Parent company		Consolidated
	31.12.2013	31.12.2012	31.12.2013	31.12.2012

Current
State value-added tax on sales and services – ICMS recoverable (a)	98,360	129,898	769,086	686,554
Social Integration Program/ Tax for Social Security Financing-PIS/COFINS recoverable	4,142	21,752	20,242	34,741
Income tax onFinancial investments	43,112	36,381	50,864	70,157
Income and Social Contribution taxes	2,420	3,889	31,031	47,842
Social Security Contribution - INSS	-	-	30,796	29,338
Other	-	1,794	5,964	2,389
Total current	148,034	193,714	907,983	871,021

Noncurrent
ICMS recoverable (a)	279,457	150,333	1,088,787	1,000,076
PIS/COFINS recoverable	-	-	254,228	150,713
Social Security Contribution- INSS	71,423	67,318	86,006	80,853
Total noncurrent	350,880	217,651	1,429,021	1,231,642

	498,914	411,365	2,337,004	2,102,663

(a)     The full ICMS realization of this value will occur as follows:

In	Parent Company	Consolidated

Up to one year (*)	98,360	769,086
2015	75,549	438,035
2016	65,123	280,797
2017	67,934	294,104
2018	26,959	28,861
2019	27,844	29,809
2020	16,048	17,181
	377,817	1,857,873

            (*) The realization projection does not consider new credits that will be generated.

Since 2008, the Brazilian States have been substantially changing their laws aiming at implementing and broadening the ICMS (State VAT) tax substitutes system. Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The creation of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

12.   Recoverable taxes – Continued

In order to supply its stores, the Company maintains Distribution Centers strategically located in certain States and in the Federal District, which receive goods with ICMS of the entire commercial chain (by force of tax replacement) already prepaid by suppliers or the Company, and then, goods are sent to locations in other States. Such interstate shipment remittance entitles the Company to a refund reimbursement of prepaid ICMS, i.e., the ICMS of the commercial chain paid in acquisition becomes a tax credit to be refunded, pursuant to the State laws.

The refund process requires the evidence through tax documents and digital files referring to the operations that entitled the Company to refund. Only after its previous legal ratification by State Tax Authorities and/or compliance with specific ancillary obligations aiming such evidence then credits may be used by the Company, which occurs in periods after these are generated.

Since the number of items traded at retail, subject to tax replacement, has been continuously increasing, the tax credit to be refunded by the Company has also grown.

The Company has been realizing these credits with authorization for immediate offset with those credits due in view of its operations, for having obtained the Special Regime and also for complying with other procedures contained in the state rulings.

Referring to the credits which still cannot be offset immediately, the Company’s Management based on a technical feasibility study, based on the growth future expectation and offset against debts deriving from its operations, understands its future offset is feasible. These studies were prepared based on information extracted from strategically planning report previously approved by the Company’s Board of Directors.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

13.  Related parties

a)     Sales, purchases of goods, services and other operations

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Customers
Subsidiaries:
Novasoc Comercial	36,386	41,395	-	-
Sé Supermercados	13,166	91,009	-	-
Sendas Distribuidora	49,856	55,121	-	-
Barcelona	2,577	1,865	-	-
Via Varejo	2,197	1,858	-	-
Nova Pontocom (xii)	865	1,182	-	-
Xantocarpa		-	-	-
	105,047	192,430	-	-

Suppliers
Controlling shareholder:	681	287
Casino
Subsidiaries:
Novasoc Comercial	20,234	14,627	-	-
Sé Supermercados	2,235	4,526	-	-
Sendas Distribuidora	44,417	12,883	-	-
Barcelona	2,957	2,809	-	-
Xantocarpa	1,356	590	-	-
Via Varejo	3,151	1,936	-	-
Nova Pontocom (xii)	928	1,127	-	-
Associated Companies:
FIC	10,904	10,905	12,897	13,673
Dunnhumby (xxi)	-	20	-	20
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)		-		62,487
Other related parties:
Grupo Diniz (iii)(*)	1,706	1,726	1,811	1,858
Globalbev Bebidas e Alimentos (*)	101	2,418	285	3,949
Globalfruit (*)	44	759	44	759
BMS Import	-	1,200	-	1,976
Bravo Café (*)	224	212	225	213
Fazenda da Toca Ltda. (xiv) (*)	185	548	205	560
Sykué Geração Energia (*)	-	127	-	341
Indigo Distribuidora	120	373	406	381
	89,243	57,073	15,873	86,217

(*) Balances were presented until the date of settlement as per note 1 (a).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

13.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Sales
Subsidiaries:
Novasoc Comercial (ix)	367,091	359,134	-	-
Sé Supermercados (ix)	67,541	838,015	-	-
Sendas Distribuidora (ix)	388,556	367,007	-	-
Barcelona (ix)	213	1,591	-	-
Via Varejo S.A.(xi)	210	-	-	-
Nova Pontocom (xii)	625	-	-	-
Nova Casa Bahia	175	19	-	-
Other	118	-	-	-
	824,529	1,565,766	-	-

Purchases
Subsidiaries:
Novasoc Comercial (ix)	5,304	7,377	-	-
Sé Supermercados (ix)	1,888	10,510	-	-
Sendas Distribuidora (ix)	242,978	47,490	-	-
Nova Pontocom (xii)		19	-	-
E-Hub Consult. Particip. e Com. S.A.	1,992	1,895	-	-
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)		-	438,284	449,392
Other related parties:
Globalbev Bebidas e Alimentos (*)	7,021	14,746	7,840	17,465
Globalfruit (*)	4,171	3,288	4,298	3,289
Bravo Café (*)	1,224	1,604	1,224	1,615
Sykué Geração de Energia (vii) (*)	10,273	14,714	21,249	24,563
Fazenda da Toca Ltda. (xiv) (*)	4,536	6,128	5,617	6,958
BMS Import.		1,369		1,369
Indigo Distribuidora	3,171	2,620	3,374	3,352
	282,558	111,760	481,886	508,003

(*)Balances were presented until the date of settlement as per note 1 (a).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

13.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Assets
Controlling shareholder:
Casino (i)	2,738	6,258	3,404	6,258
Subsidiaries:
Novasoc (ix)	80,890	56,046	-	-
Sendas Distribuidora (ix)	82,485	1,262,060	-	-
Xantocarpa	21,873	21,069	-	-
Nova Pontocom (xii)	259,553	24,557	-	-
GPA M&P	25,808	20,501	-	-
Vancouver (xvii)	28,229	83,848	-	-
Via Varejo	-	806	-	-
Posto Duque - Salim Maluf (ix)	980	453	-	-
Posto GPA - Santo André (ix)	503	170	-	-
Posto Duque - Loja Conveniência (ix)	-	109	-	-
Posto GPA - Império (ix)	1,416	477	-	-
Posto Duque - Lapa (ix)	651	343	-	-
Posto GPA - Ciara (ix)	816	340	-	-
Vedra	20	20	-	-
Barcelona(ix)	105,000	-	-	-
Other	349	8	-	-
Other related parties:
Casa Bahia Comercial Ltda. (v)	-	-	134,112	103,236
Management of Nova Pontocom (vi)	34,307	37,082	34,307	37,082
Audax SP (x)	-	22,335	-	22,335
Audax Rio (x)	-	3	-	6,957
Rede Duque (xix)	-	-	158	472
Instituto Grupo Pão de Açúcar	3	3	-	3
Other	857	2,079	855	2,077
	646,478	1,538,567	172,836	178,420

Liabilities
Subsidiaries:
Sé Supermercados (ix)	1,410,685	1,246,051	-	-
Barcelona (ix)	430,549	621,580	-	-
Via Varejo(xi)	339,862	332,609	-	-
Bellamar	16,867	14,283	-	-
P.A. Publicidade	19,863	11,775	-	-
Posto Duque – Loja Conveniência (ix)	9	-	-	-
Associated companies:
FIC (iv)	6,180	4,033	9,012	1,742
Joint operation:
Indústria de Móveis Bartira Ltda. (xiii)	-	-	-	62,439
Other related parties:
Casa Bahia Comercial Ltda (v)	-	-	23,609	-
Instituto Grupo Pão de Açúcar			-	-
Fundo Península (ii)	-	15,756	-	16,218
	2,224,015	2,246,087	32,621	80,399

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

13.   Related parties – Continued

a)   Sales, purchases of goods, services and other operations – Continued

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Revenues (Expenses)
Controlling shareholder:
Casino (i)	(12,056)	(5,511)	(12,056)	(5,511)
Wilkes Participações (xvi)	(2,124)	(2,803)	(2,124)	(2,803)
Subsidiaries:	-		-	-
Novasoc (ix)	9,362	8,713	-	-
Sé Supermercados (ix)	2,447	22,272	-	-
Sendas Distribuidora (ix)	42,393	53,694	-	-
Associates:	-		-	-
FIC (iv)	16,927	17,027	15,482	19,272
Dunnhumby (xx)	(585)	(807)	(585)	(807)
Joint operation:	-		-	-
Indústria de Móveis Bartira Ltda. (xiii)	-	-	-	(139)
Other related parties:	-		-	-
Fundo Península (ii) (*)	(112,377)	(148,897)	(112,377)	(156,707)
Grupo Diniz(iii) (*)	(14,878)	(18,974)	(14,878)	(18,974)
Sykué Consultoria em Energia Ltda. (viii) (*)	(464)	(869)	(1,019)	(2,120)
Casa Bahia Comercial Ltda. (v)	-	-	(223,917)	(152,033)
Management of Nova Pontocom (vi)	3,054	2,873	3,054	2,873
Axialent Consultoria (xviii) (*)	(4)	(2,394)	(4)	(2,394)
Habile Segurança e Vigilância Ltda.	-	-	(7,324)	(30,117)
Pão de Açúcar S.A. Indústria e Comércio (xxi) (*)	(516)	(8,400)	(516)	(8,400)
Audax SP (x)	(11,754)	(13,172)	(11,754)	(13,172)
Audax Rio (x)	(2,406)	-	(7,790)	(13,834)
Instituto Grupo Pão de Açúcar	(7,300)	(7,792)	(7,902)	(7,833)
	(90,281)	(105,040)	(383,710)	(392,699)

(*)Balances were presented until the date of settlement as per note 1 (a).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

13.   Related parties – Continued

a)     Sales, purchases of goods, services and other operations – Continued

Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties, including:

(i)              Casino:  Technical Assistance Agreement, signed between the Company and Casino on July 21, 2005, whereby, in exchange for the annual payment of US$1,818 thousand. This agreement was approved by the Extraordinary Shareholders’ Meeting held on August 16, 2005.

(ii)             Fundo Península: 60 real estate lease agreements with the Company, 1 property with Novasoc and 1 property with Barcelona. Due to the agreement described in note 1a, since September 2013, Peninsula fund is no longer considered as a related party.

(iii)            Grupo Diniz: lease of 15 properties to the Company and 2 properties to Sendas. Due to the agreement described in note 1a, since September 2013, Peninsula fund is no longer considered as a related party.

(iv)            FIC: (i) refund of expenses arising from the infrastructure agreement, such as: expenses related to the cashiers’ payroll, and commissions on the sale of financial products; (ii) financial expenses related to the sale of receivables (named “financial discount”); (iii) property rental revenue; and (iv) the cost apportionment agreement.

(v)             Casa Bahia Comercial Ltda,: Via Varejo has an accounts receivable related to the “First Amendment to the Shareholders´ Agreement” between Via Varejo, GPA and CB, which guarantees to Via Varejo the right to be reimbursed by CB for certain contingencies recognized that may be payable by Via Varejo as of June 30, 2010 (see xi).

Additionally, besides Via Varejo and its joint operation, until October 31, 2013 – Bartira, CB has lease contracts of 312 properties between distribution centers, commercial buildings and administrative requirements under specific conditions with management of CB,

(vi)            Management of Nova Pontocom: in November 2010, within the context of the restructuring of GPA’s e-commerce business, the Company granted to certain statutory members of Nova Pontocom’s Management an updated loan amounting to R$ 10,222 at December 31, 2013 and entered into a swap agreement in the updated amount of R$24,085 at December 31, 2013, both maturing on January 8, 2018 and duly restated.

(vii)         Sykué Geração de Energia: acquisition of power in the free market to supply several of the Company’s consumer units. Due to the agreement described in Note No. 1.a., Sykué Geração de Energia no longer considered a related party since September 2013.

(viii)          Sykué Consultoria em Energia Ltda,: energy supply planning services, including projection of energy consumption for each consumer unit, during 102 months (economic feasibility study of the costs to maintain the stores in the captive market or in the free market) and regulatory advisory services with the Brazilian Electricity Regulatory Agency - ANEEL), the spot market – CCEE and ONS. Sykué Consultoria em Energia longer considered a related party since September 2013.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

13.   Related parties – Continued

a)      Sales, purchases of goods, services and other operations – Continued

(ix)            Novasoc, Sé Supermercados, Sendas Distribuidora, Barcelona, Salim Maluf Gas Station, Santo André Gas Station, Império Gas Station, Lapa Gas Station, Ciara Gas Station and Convenience Store: include amounts arising from the use of the shared service center, such as treasury, accounting, legal and others, and commercial operation agreements, business mandate and intercompany loans.

(x)             Audax: loans to the football clubs Audax SP and Audax RJ, in addition to the financial support in training professional athletes, GPA and third parties signed on September 14, 2013 a binding agreement to transfer definitively the maintenance and management of AUDAX SP and RJ AUDAX. The agreement contained for certain conditions precedents, which were met, and the definitive agreements were signed in November, 2013. The remaining balance was reclassified to "Other receivables", as shown in note 10.

(xi)            Via Varejo: the entity has trade accounts payable related to the "First Amendment to the Shareholders´ Agreement" between Via Varejo and Casa Bahia, which guarantees the right to be reimbursed for certain contingencies, or reimbursement expenses, recognized as of June 30, 2010 (see v), as well as the business mandate.

(xii)           Nova Pontocom: amounts arising from the use of the shared service center, such as treasury, accounting, legal and other, and loans remunerated at 105% of CDI.

(xiii)          Indústria de Móveis Bartira Ltda: amounts arising from infrastructure expenses and the purchase and sale of goods.

(xiv)          Fazenda da Toca Ltda: contract for the supply of organic eggs, conventional oranges and organic juices, etc. Due to the agreement described in Note No. 1a, Fazenda da Toca no longer considered a related party since September 2013.

(xv)           Duque Comércio e Participações Ltda, e Posto de Serviços 35 Ltda.: agreement for quota call and put options (Posto Vereda Tropical, Rebouças and Barueri), see Note 15 (ii).

(xvi)          Wilkes: commissions paid related to the Company’s loan agreements in which Wilkes is a guarantor.

(xvii)         Vancouver:  amounts transferred by the parent company for future capital increase.

(xviii)        Axialent Consultoria: human resources advisory service agreement. Due to the agreement described in Note No. 1a, Axialent no longer considered a related party since September 2013.

(xix)          Rede Duque: represents the loan agreement between Vancouver and the gas stations Vereda Tropical, Rebouças and Barueri.

(xx)           Dunnhumby: information management service agreement. As of July 2013, the Company no longer holds 2% interest in Dunnhumby, negotiating an operational agreement

(xxi)          Pão de Açúcar S.A. Indústria e Comércio: temporary equipment assignment agreement. Due to the agreement described in Note No. 1a, Pão de Açúcar S.A Indústria e Comércio no longer considered a related party since September 2013.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

13.   Related parties – Continued

b)    Management and Fiscal Council’s compensation

The expenses related to the compensation of senior management (officers appointed pursuant to the Bylaws, the Board of Directors) and Fiscal Council, recorded in the Company statement of income for the years ended December 31, 2013 and 2012, were as follows:

	In relation to total compensation at December 31, 2013
	Base salary	Variable compensation	Stock option plan	Total

Board of directors (*)	6,569	-	-	6,569
Executive officers	13,227	19,014	11,373	43,614
Fiscal council	504	-	-	504
	20,300	19,014	11,373	50,687

	In relation to total compensation at December 31, 2012
	Base salary	Variable compensation	Stock option plan	Pension plan	Total

Board of directors (*)	7,924	-	-	-	7,924
Executive officers	17,002	23,051	20,662	-	60,715
Fiscal council	486	-	-	-	486
	25,412	23,051	20,662	-	69,125

(*)     Compensation according to the number of attendances at meetings.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

14.    Investments

a)     Breakdown of investments

			Parent Company
	Sé	Sendas	Novasoc	Via Varejo (a)	Nova Pontocom	NCB (a)	Barcelona	Bellamar	GPA M&P	API SPE	Other	Total
Balances at 12.31.2011	1,880,279	34,737	55,177	1,381,880	30,436	856,504	-	-	13,334	15,488	33,302	4,301,137
Additions	-	-	-	-	-	-	-	-	10,065	1,060	68	11,193
Spinoff	(515)	(504)	-	-	-	-	-	-	-	-	-	(1,019)
Exchange rate variation	-	-	-	-	-	-	-	-	-	-	749	749
Write-off	-	-	-	-	-	-	-	-	-	-	(7)	(7)
Merger	628,077	292,336	(5,445)	-	-	-	698,954	199,538	11,313	-	-	1,824,773
Equity accounting	272,800	30,863	42,385	168,087	1,134	(35,847)	-	-	120,043	(348)	4,588	603,705
Dividends receivable	-	-	-	(2,458)	-	-	-	-	-	-	-	(2,458)
Gain/(loss) in equity interest	(2,837)	-	(210)	1,086	415	-	-	-	-	-	-	(1,546)
Balances at 12.31.2012	2,777,804	357,432	91,907	1,548,595	31,985	820,657	698,954	199,538	154,755	16,200	38,700	6,736,527
Addition	-	1,100,000	-	-	-	-	-	-	-	-	58,750	1,158,750
Equity accounting	7,144	93,226	35,922	396,027	(10,711)	7,591	83,090	33,206	(435)	(15)	9,527	654,572
Dividends receivable	-	-	-	(204,548)	-	-	(41,277)	-	-	-	-	(245,825)
Gain (loss) in equity interest (b)	-	-	(1,283)	(179,676)	4,566	(353,497)	85	-	-	-	31	(529,774)
Balances at 12.31.2013	2,784,948	1,550,658	126,546	1,560,398	25,840	474,751	740,852	232,744	154,320	16,185	107,008	7,774,250

(a)   In case of NCB, the investment amount refers to the effects of fair value measurements recorded in connection with the business combination. For Via Varejo, these effects of fair value were considered together with the accounting investments held in this subsidiary.

(b)   Effects in this line are related by the transaction with Nova Pontcom shareholders´ (1f) amounting R$27,895, effects of the Public Offering of Shares of R$562,402 (item ii below) and other of R$1,335.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

14.   Investments  – Continued

a)     Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Bartira (i)	Other	Total
Balances at 12.31.2011	233,068	19,722	86,872	460	340,122
Additions	-	-	-	4	4
Share of protif in associate	10,245	575	-	(1)	10,819
Dividends receivable	(11,473)	(1,553)	-	-	(13,026)
Gain on equity interest	24,510	-	-	-	24,510
Balances at 12.31.2012	256,350	18,744	86,872	463	362,429
Share of protif in associate	46,594	716	-	-	47,310
Dividends receivable	(13,139)	(200)	-	-	(13,339)
Changes in interest	-	-	(86,872)	-	(86,872)
Balances at 12.31.2013	289,805	19,260	-	463	309,528

(i)    Fair value of investment held in Bartira

It refers to the measurement of the investment currently held by Via Varejo of 25% of Bartira’s capital stock at fair value by the income approach, considering the present value of directly or indirectly generated future benefits assessed and quantified in the form of cash flow. The asset was recognized at the time of the business combination between CB and Casa Bahia and the Company.

With the acquisition of subsidiary Bartira, this amount was reclassified to goodwill and interest was re-measured, previously held at 25%, also against goodwill, earning a gain of R$71,364, as per Note 15(b).

(ii)   Public offering of shares

At December  27, 2013, the Via Varejo’s Secondary Public Offering of Share Certificates or Units (each Unit is composed of one common share and two preferred shares) was concluded. Considering the overallotment, a total amount of one hundred, twenty-three million, six hundred, ninety-six thousand, nine hundred, eighty-four (123,696,984) Units were offered, totaling R$2,845,030.

The Company sold a total amount of thirty-eight million, nine hundred, ninety-one thousand, four hundred, forty-one (38,991,441) Units for R$896,803, so that its interest in Via Varejo decreased to 62.25% of common shares and 43.35% of total capital. The proceeds from such divestment were recorded against equity, as this is a transaction with non-controlling shareholders, less income tax on capital gain, transaction costs and write-off of related investments. The net effect in equity deriving from this transaction was R$199,598.

Also pursuant to Clauses 4.1.3 and 10.1.4.2 of the Shareholders’ Agreement, a Sufficient Minimum Fragmentation was verified, considering the fulfillment of the following conditions cumulatively: (i) CB Group (represented by Messrs. Samuel Klein, Michael Klein and Mrs. Eva Lea Klein, and other entities) sold more than 23.64% of their shares representing Via Varejo’s capital stock; and (ii) Via Varejo’s total free float reached a level higher than 20% of total capital. On this present date, CB Group holds 27.31% of shares representing Via Varejo’s capital and its free float reached 29.34% of total.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

14.   Investments  – Continued

(ii)  Tender offer- Continued

Accordingly, CB Group lost some rights, such as: (i) Mr. Michael Klein is no longer the Chairman of Via Varejo’s Board of Directors; (ii) CB Group’s agreement, in previous meeting, with Via Varejo’s vote at the shareholders’ meetings of its subsidiary Nova Pontocom or by members of Nova Pontocom’s Board of Directors, appointed by Via Varejo, in relation to certain matters; (iii) the Migration Right; (iv) GPA’s call option; and (v) CB Group’s call option. In addition, pursuant to Clause 4.1.2 of the Shareholders’ Agreement, as its interest decreased, CB Group now appoints only 2 members for Via Varejo’s Board of Directors.

Transaction costs, totaling R $ 88,996, net of income tax, were fully poid by Via Varejo, pursuant to the terms of the Shareholders Agreement, and recorded directly in shareholders Equity.

15.    Business combinations

Acquisition of Rede Duque

Context of the operation

In 2009, the Company signed an Agreement for Outsourcing Management (“Management Agreement”) with Rede Duque for a 20-year term, whereby the Company would conduct the operational and financial management of 39 Rede Duque gas stations through its subsidiary Vancouver, in exchange for payment based on these gas stations’ results.

At May 28, 2012, the Management Agreement was terminated and, as part of the termination, pursuant to the Agreement for Share Purchase and Other Covenants, Vancouver acquired all the shares of five gas stations (“Acquired Gas Stations”) and established a partnership with Rede Duque in three other gas stations through the acquisition of shares representing 95% of their capital stock (“Partnership Gas Stations”), with a subsequent call option to be exercised by Rede Duque (“Call and Put Option Agreement").

(i)      Acquisition of the five gas stations

Through the Agreement for Share Purchase, the Company acquired all the shares of six companies that were part of Rede Duque and operated five gas stations (one of the companies operates a convenience store in one of the acquired gas stations).

Determination of the consideration transferred for the acquisition of five Rede Duque gas stations

Under the Management Agreement, the Company and Vancouver had prepaid R$30,000 for the use of GPA brands in the gas stations and exclusive management of the gas stations. The release of this amount was subject to certain events. This amount was used as part of the payment for the acquisition of the Acquired Gas Stations, plus an additional payment of R$10,000, for a total purchase price of R$40,000.

Goodwill resulting from the acquisition

On June 30, 2013, the Company completed the allocation of the purchase price and measurement of goodwill, being permanently recorded by the Company.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

15.   Business combinations – Continued

Acquisition of Rede Duque - Continued

(i)      Acquisition of the five gas stations - Continued

       As a result of: (i) measurement of total consideration transferred for the acquisition of control of the gas stations; and (ii) measurement of the identifiable assets and liabilities at fair value, the Company recorded goodwill in the amount of R$38,702.

(ii)     Partnership of the three gas stations

Through the Debt Assumption Agreement, entered into on the same date between the Company, Vancouver and Rede Duque, Vancouver assumed Rede Duque’s bank debts in the amount of R$50,000. On the same date, the parties entered into an Agreement for Share Purchase, whereby Vancouver acquired approximately 95% of the shares of the Partnership Gas Stations, which operated three gas stations with net revenue of approximately R$3,500, upon assignment of part of Vancouver’s receivables from Rede Duque, acquired as a result of said debt assumption. The acquired gas stations will continue to be managed by Rede Duque, and the Company will have protective vetoes.

Also through the agreement, a Call and Put Option Agreement was executed whereby Vancouver granted Rede Duque an option to purchase its shares of the capital of the Partnership Gas Stations, exercisable in one year, for R$50,000, restated at 110% of CDI and payable in 240 monthly installments Beginning in 2014.

In November 18, 2013, Rede Duque confirmed the exercise of the call option for the estimated amount of R$56,952 (R$7,697 present value of the receivables) amount of which was transferred to “Other Accounts Receivable”.

Acquisition of Bartira

Since the association between the Company and CB (November 1, 2010), the Company had a call option of the remaining 75%, to be exercised within three to six years as of the association. Until October 31, 2013, Via Varejo and Casa Bahia Comercial Ltda. (“CB”) were partners in Bartira, subsidiary Via Varejo, holding interests of 25% and 75%, respectively.

This option fair value was calculated through the Black & Scholes method, using a volatility of 28% and a risk-free rate of 5.8% p.a., which resulted in a fair value of R$314,456 (R$306,739 on December 31, 2012) on the exercise date. Up to the exercise date, this option was recorded as financial instrument in the consolidated financial statements.

On October 31, 2013, the Company’s Shareholders’ Meeting approved the exercise of option to purchase the remaining interest in Bartira (“Purchase Option”), followed by the submission to CB of the exercise notification on November 1, 2013. The quotas of Bartira’s capital stock were transferred on December 2, 2013. The price paid for the exercise of the purchase option on November 1, 2013 was R$212,273. After the transaction, the subsidiary Via Varejo holds Bartira’s entire capital stock.

As of the date of notification to CB, Via Varejo holds substantive rights on Bartira, and November 1, 2013 was defined as the of the business combination date.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

15.   Business combinations – Continued

Acquisition of Bartira - Continued

Prior to the business combination, the subsidiary Via Varejo held a 25% interest in Bartira. The fair value of the previously held interest was measured at fair value on the acquisition date, as defined in IFRS 3 (R), CPC15 (R1), through the discounted cash flow method, and amounted to R$175,676. The fair value of remeasurement of the investment previously held, compared to the book value of the investment, resulted in a gain of R$71,364, recorded in “Other operating expenses and income”.

Thus, the consideration transferred for the execution of the business combination is determined by (i) the exercise price of the call option in the amount of R$212,273; (ii) the fair value of the call options held by the Company prior to the business combination in the amount of R$314,456; and (iii) the remeasurement at fair value of the investment previously held in the amount of R$175,576.

Below are the fair values of identifiable assets and liabilities acquired from Bartira on the business combination date:

R$ thousand	11.01.2013
Assets
Cash and cash equivalents	980
Inventories	50,925
Deferred income tax	4,142
Other	39,862
Property, plant and equipment	138,516
Intangible assets	82,383
Acquired assets	316,808
Liabilities
Loans and financing	(18,676)
Materials and services	(62,388)
Provision for contingencies	(119,178)
Other	(17,951)
Assumed liabilities	(218,193)
Identifiable net assets	98,615

Consideration transferred	212,273
Fair value of purchase option held	314,457
Fair value of the interest previously held	175,576
Goodwill on acquisition	603,691

For purposes of consolidated cash flow statement, the amount paid must be deducted from the net cash acquired. Thus, the amount recorded will be R$212,273, less 75% of Bartira’s cash equivalent, totaling R$211,538. Goodwill on acquisition was fully allocated in the home appliance segment.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

15.   Business combinations – Continued

Acquisition of Bartira - Continued

Subsequent measurement – provisional allocation of the purchase price.

The acquisition of control over Bartira was recognized using the acquisition method, in compliance with CPC 15 (IFRS 3R).

In compliance with CPC 15, the Company will conclude the data collection and the fair value measurement of net assets acquired on November 1, 2013 in the 12 months as of the date of business combination. The Company does not expect significant changes in the evaluation of intangible assets already identified and net assets acquired.

The sales of Bartira are eliminated agains Cost of sales since sales are 100% to Via Varejo. Remaining impacts on the consolidated income statement as a result of consolidation of Bartira are not significant.

16.    Property and equipment

a)      Parent Company

	Balance at:						Balance at:
	12.31.2011	Additions	Depreciation	Merger (*)	Write-offs	Transfers	12.31.2012
Land	806,089	91,288	-	40,010	-	219,899	1,157,286
Buildings	1,960,871	13,591	(59,721)	51,314	(5,547)	5,444	1,965,952
Leasehold improvements	1,096,368	71,765	(80,045)	68,683	(1,217)	233,763	1,389,317
Machinery and equipment	513,805	170,285	(101,655)	37,709	(5,131)	70,473	685,486
Facilities	110,421	20,735	(12,105)	7,646	(594)	11,232	137,335
Furniture and fixtures	208,921	71,927	(27,716)	13,265	(1,880)	(2,751)	261,766
Vehicles	18,700	14,342	(5,175)	1,750	(10,740)	1,168	20,045
Construction in progress	259,165	413,380	-	2,101	(33)	(564,297)	110,316
Other	36,196	40,290	(9,215)	2,819	(69)	(31,763)	38,258
	5,010,536	907,603	(295,632)	225,297	(25,211)	(56,832)	5,765,761

Financial lease
Hardware	42,472	-	(12,142)	-	-	-	30,330
Buildings	21,605	-	(942)	-	-	-	20,663
	64,077	-	(13,084)	-	-	-	50,993
Total	5,074,613	907,603	(308,716)	225,297	(25,211)	(56,832)	5,816,754

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

16.   Property and equipment - Continued

a)    Parent Company - Continued

	Balance at :					Balance at:
	12.31.2012	Additions	Depreciation	Write-offs	Transfers	12.31.2013

Land	1,157,286	35,486	-	(4,929)	10,625	1,198,468
Buildings	1,965,952	38,339	(62,346)	(22)	(13,221)	1,928,702
Leasehold improvements	1,389,317	21,879	(103,556)	(2,778)	208,716	1,513,578
Machinery and equipment	685,486	216,019	(124,927)	(15,153)	4,222	765,647
Facilities	137,335	19,073	(14,422)	(112)	14,032	155,906
Furniture and fixtures	261,766	70,631	(37,195)	(2,074)	344	293,472
Vehicles	20,045	9,374	(4,563)	(6,939)	-	17,917
Construction in progress	110,316	239,334	-	(211)	(218,379)	131,060
Other	38,258	18,731	(11,121)	(72)	(7,941)	37,855
	5,765,761	668,866	(358,130)	(32,290)	(1,602)	6,042,605
		-	-	-	-	-
Financial lease		-	-	-	-	-
Hardware	30,330	-	(10,604)	(7,109)	-	12,617
Buildings	20,663	-	(1,070)	-	-	19,593
	50,993	-	(11,674)	(7,109)	-	32,210
Total	5,816,754	668,866	(369,804)	(39,399)	(1,602)	6,074,815

(*) It refers to the corporate restructuring described in Note 1 (c).

	Balance at 12.31.2013			Balance at 12.31.2012
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,198,468	-	1,198,468	1,157,286	-	1,157,286
Buildings	2,770,650	(841,948)	1,928,702	2,748,229	(782,277)	1,965,952
Leasehold improvements	2,649,493	(1,135,915)	1,513,578	2,419,833	(1,030,516)	1,389,317
Machinery and equipment	1,701,269	(935,622)	765,647	1,541,610	(856,124)	685,486
Facilities	364,411	(208,505)	155,906	333,717	(196,382)	137,335
Furniture and fixtures	668,947	(375,475)	293,472	610,406	(348,640)	261,766
Vehicles	27,158	(9,241)	17,917	30,208	(10,163)	20,045
Construction in progress	131,060	-	131,060	110,316	-	110,316
Other	92,988	(55,133)	37,855	82,188	(43,930)	38,258
	9,604,444	(3,561,839)	6,042,605	9,033,793	(3,268,032)	5,765,761
	-	-	-
Financial lease	-	-	-
Hardware	31,687	(19,070)	12,617	58,703	(28,373)	30,330
Buildings	34,448	(14,855)	19,593	34,447	(13,784)	20,663
	66,135	(33,925)	32,210	93,150	(42,157)	50,993
Total	9,670,579	(3,595,764)	6,074,815	9,126,943	(3,310,189)	5,816,754

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

16.  Property and equipment - Continued

a)     Consolidated

	Balance at:						Balance at :
	12.31.2011	Additions	Depreciation	Acquisition of subsidiary(**)	Write-offs	Transfers	12.31.2012
Land	948,170	97,051	-	-	-	219,543	1,264,764
Buildings	2,115,548	14,184	(65,466)	-	(8,070)	234	2,056,430
Leasehold improvements	1,797,492	255,018	(150,389)	5	6,669	335,065	2,243,860
Machinery and equipment	919,182	280,694	(187,381)	531	(14,030)	108,682	1,107,678
Facilities	265,700	39,405	(36,464)	320	(2,963)	19,336	285,334
Furniture and fixtures	437,406	123,170	(64,966)	34	(9,910)	8,637	494,371
Vehicles	266,871	25,649	(36,109)	29	(41,015)	14,365	229,790
Construction in progress	341,547	567,275	-	83	(391)	(703,883)	204,631
Other	81,309	47,714	(18,455)	-	(307)	(30,733)	79,528
	7,173,225	1,450,160	(559,230)	1,002	(70,017)	(28,754)	7,966,386

Financial lease
Equipment	27,941	-	(3,819)	-	(433)	(469)	23,220
Hardware	105,085	3,177	(30,005)	-	982	17	79,256
Facilities	861	-	(110)	-	(26)	320	1,045
Furniture and fixtures	10,147	-	(1,388)	-	(246)	223	8,736
Vehicles	14,064	-	(102)	-	(3,793)	86	10,255
Buildings	26,927	-	(1,328)	-	-	1	25,600
	185,025	3,177	(36,752)	-	(3,516)	178	148,112
Total	7,358,250	1,453,337	(595,982)	1,002	(73,533)	(28,576)	8,114,498

	Balance at:						Balance at:
	12.31.2012	Additions	Depreciation	Acquisition of subsidiary(**)	Write-offs	Transfers	12.31.2013

Land	1,264,764	141,565	-	-	(4,929)	10,482	1,411,882
Buildings	2,056,430	42,863	(66,470)	-	116	(16,487)	2,016,452
Leasehold improvements	2,243,860	369,587	(172,877)	113	(12,870)	359,529	2,787,342
Machinery and equipment	1,107,678	376,046	(231,462)	117,522	(45,335)	119,985	1,444,434
Facilities	285,334	55,048	(31,306)	3,105	(153)	13,843	325,871
Furniture and fixtures	494,371	140,312	(63,862)	10,949	(7,577)	(46,683)	527,510
Vehicles	229,790	15,865	(19,795)	597	(46,316)	(13,560)	166,581
Construction in progress	204,631	445,867	-	9,039	(394)	(450,183)	208,960
Other	79,528	36,287	(21,700)	(19,249)	(111)	(7,348)	67,407
	7,966,386	1,623,440	(607,472)	122,076	(117,569)	(30,422)	8,956,439

Financial lease
Equipment	23,220	(3)	(2,906)	-	(11)	(682)	19,618
Hardware	79,256	-	(28,899)	-	(8,106)	1,392	43,643
Facilities	1,045	-	(123)	-	-	12	934
Furniture and fixtures	8,736	-	(1,067)	-	(9)	60	7,720
Vehicles	10,255	-	(57)	-	(7,201)	(1,894)	1,103
Buildings	25,600	-	(1,457)	-	-	-	24,143
	148,112	(3)	(34,509)	-	(15,327)	(1,112)	97,161
Total	8,114,498	1,623,437	(641,981)	122,076	(132,896)	(31,534)	9,053,600

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

16.   Property and equipment – Continued

b)    Consolidated – Continued

The column “transfers” is mainly impacted by: (i) the acquisition of intangible assets that remain in progress until capitalization; and (ii) transfer of property and equipment in the amount of R$ 30,190 relating to the assets of the stores to be sold, see Note 1 (e).

The acquisition of subsidiary is related to the acquisition of subsidiary Bartira, as shown in Note 15 (b).

	Balance at 12.31.2013			Balance at 12.31.2012
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net

Land	1,411,882	-	1,411,882	1,264,764	-	1,264,764
Buildings	2,921,600	(905,148)	2,016,452	2,906,108	(849,678)	2,056,430
Leasehold improvements	4,396,106	(1,608,764)	2,787,342	3,698,557	(1,454,697)	2,243,860
Machinery and equipment	2,809,446	(1,365,012)	1,444,434	2,243,454	(1,135,776)	1,107,678
Facilities	630,753	(304,882)	325,871	567,033	(281,699)	285,334
Furniture and fixtures	1,033,295	(505,785)	527,510	981,198	(486,827)	494,371
Vehicles	231,440	(64,859)	166,581	300,629	(70,839)	229,790
Construction in progress	208,960	-	208,960	204,631	-	204,631
Other	158,512	(91,105)	67,407	152,264	(72,736)	79,528
	13,801,994	(4,845,555)	8,956,439	12,318,638	(4,352,252)	7,966,386

Financial lease
Equipment	36,473	(16,855)	19,618	37,051	(13,831)	23,220
Hardware	182,516	(138,873)	43,643	152,194	(72,938)	79,256
Facilities	1,858	(924)	934	1,859	(814)	1,045
Furniture and fixtures	15,147	(7,427)	7,720	14,897	(6,161)	8,736
Vehicles	1,746	(643)	1,103	12,800	(2,545)	10,255
Buildings	43,403	(19,260)	24,143	43,401	(17,801)	25,600
	281,143	(183,982)	97,161	262,202	(114,090)	148,112

Total	14,083,137	(5,029,537)	9,053,600	12,580,840	(4,466,342)	8,114,498

c)     Guarantees

At December 31, 2013 and December 31, 2012, the Company and its subsidiaries had collateralized property and equipment items for some legal claims, as disclosed in Note 24 (h).

d)    Capitalized borrowing costs

The amount of the borrowing costs for the year ended of December 31, 2013 was R$ 24,630 (R$17,205 at December 31, 2012), The rate used to determine the borrowing costs eligible for capitalization was 104.6% of CDI, corresponding to the effective interest rate of the Company’s borrowings.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

16.   Property and equipment – Continued

e)     Additions to the property and equipment

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Additions (i)	668,866	907,603	1,623,437	1,453,337
Financial lease (ii)	-	-	-	(3,177)
Capitalized interest	(16,413)	(15,738)	(24,630)	(17,205)
Acquisition of subsidiary			(128,652)
Real estate financing - Additions (ii)	(66,384)	(124,004)	(145,652)	(124,004)
Real estate financing - Payments (ii)	123,404		185,672
Total	709,473	767,861	1,655,827	1,308,951

(i)     The additions made by the Company relate to the purchase of operating assets, acquisition of land and buildings to expand activities, building of new stores, improvements of existing distribution centers and stores and investments in equipment and information technology.

(ii)  Additions to property and equipment paid during the year ended December 31, 2013, totaling R$40,607 (R$139,742 at December 31, 2012) in parent company and R$32,390 (R$144,386 at December 31, 2012) in consolidated, referring to acquisitions of property and equipment through finance leases, as they did not involve cash disbursement on the date of acquisition the payments are related to properties acquired by installments whose maturity is less than 90 days from date of purchase.

f)     Other information

At December 31, 2013, the Company and its subsidiaries recorded in the cost of goods sold and services rendered the amount of R$36,927 (R$33,882 at December 31, 2012) in parent company and R$78,020 (R$82,571 at December 31, 2012) in consolidated referring to the depreciation of its fleet of trucks, equipment, buildings and facilities related to the distribution centers.

The Company has not identified evidence on the items of its property and equipment which require a provision for impairment at December 31, 2013.

g)    Asset impairment tests

On December 31, 2013 and 2012, there was no loss related to impairment. The recoverable amount was calculated based on the value in use and was determined relative to the cash-generating unit. A cash-generating unit consists of assets in stores, in each of the Group segment. To determine the value in use of the cash-generating unit, the cash flows were discounted at a rate of 10,8% before taxes.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

17.    Intangible assets

a)    Parent company

	Balance at:						Balance at:
	12.31.2011	Additions	Amortization	Merger (*)	Write-offs	Transfers	12.31.2012

Goodwill – home appliances	183,781	-	-	-	-	-	183,781
Goodwill – retail	191,160	-	-	173,133	(300)	(8,581)	355,412
Commercial rights – retail (e)	17,600	-	-	-	-	17,302	34,902
Software and implementation (h)	447,895	25,512	(68,486)	114	(7)	128,993	534,021
	840,436	25,512	(68,486)	173,247	(307)	137,714	1,108,116

	Balance at:					Balance at:
	12.31.2012	Additions	Amortization	Write-offs	Transfers	12.31.2013

Goodwill – home appliances	183,781	-	-	-	(4,717)	179,064
Goodwill – retail	355,412	-	-	-	-	355,412
Commercial rights – retail (e)	34,902	6,610	-	-	-	41,512
Software and implementation (h)	534,021	96,891	(78,537)	(1,203)	(5)	551,167
	1,108,116	103,501	(78,537)	(1,203)	(4,722)	1,127,155

	Balance at 12.31.2013			Balance at 12.31.2012
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – home appliances	179,064	-	179,064	183,781	-	183,781
Goodwill – retail	1,073,990	(718,578)	355,412	1,073,990	(718,578)	355,412
Commercial rights – retail (e)	41,512	-	41,512	34,902	-	34,902
Software and implementation (h)	832,123	(280,956)	551,167	823,449	(289,428)	534,021
	2,126,689	(999,534)	1,127,155	2,116,122	(1,008,006)	1,108,116

b)    Consolidated

	Balance at:					Balance at:
	12.31.2011	Additions	Amortization	Write-offs	Transfers	12.31.2012

Goodwill – cash and carry	361,567	-	-	-	-	361,567
Goodwill – home appliances	296,664	-	-	-	(57)	296,607
Goodwill – retail	717,070	38,777	-	(300)	(8,582)	746,965
Brand– cash and carry (d)	38,639	-	-	-	-	38,639
Brand– home appliances (d)	2,015,218	41	-	-	-	2,015,259
Commercial rights – home appliances (e)	613,484	-	(8,050)	(579)	3,442	608,297
Commercial rights – retail (e)	17,600	-	-	-	17,302	34,902
Commercial rights - cash and carry (e)	-	-	-	-	10,000	10,000
Customer relationship – home appliance(i)	18,562	-	(6,282)	-	-	12,280
dvantageous furniture supply agreement – Bartira (f)	134,932	-	(73,738)	-	-	61,194
Lease agreement– stores under advantageous condition – NCB (g)	201,002	-	(51,864)	-	-	149,138
Software(h)	524,623	84,402	(98,180)	(800)	130,663	640,708
Total intangible assets	4,939,361	123,220	(238,114)	(1,679)	152,768	4,975,556

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

17.    Intangible assets – Continued

b)    Consolidated – Continued

	Balance at:						Balance at:
	12.31.2012	Additions	Amortization	Acquisition of subsidiary	Write-offs	Transfers	12.31.2013

Goodwill – cash and carry	361,567	-	-	-	-	-	361,567
Goodwill – home appliances	296,607	603,691				(4,716)	895,582
Goodwill – retail	746,965	-	-	-	-	-	746,965
Brand– cash and carry (d)	38,639	-	-	-	-	-	38,639
Brand– home appliances (d)	2,015,259	-	-	45,818	-	-	2,061,077
Commercial rights – home appliances (e)	608,297	-	(7,559)	-	-	(23,597)	577,141
Commercial rights – retail (e)	34,902	8,100	-	-	-	-	43,002
Commercial rights - cash and carry (e)	10,000	18,842	-	-	-	-	28,842
Customer relationship – home appliances (i)	12,280	-	(6,282)	-	-	-	5,998
Advantageous furniture supply agreement – Bartira (f)	61,194	-	(61,194)	-	-	-	-
Lease agreement –stores under advantageous condition - NCB (g)	149,138	-	(47,145)	35,937	-	-	137,930
Software(h)	640,708	184,162	(96,749)	471	(1,240)	(189)	727,163
Software CL	-	81,266	(4,515)	-	-	-	76,751
Total intangible assets	4,975,556	896,061	(223,444)	82,226	(1,240)	(28,502)	5,700,657

The column Transfer is impacted by the amount of R$28,312 on the goodwill and commercial rights home appliance, respectively, of the stores to be sold, as per Note 1(e).

	Balance at 12.31.2013			Balance at 12.31.2012
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill – cash and carry	371,008	(9,441)	361,567	371,008	(9,441)	361,567
Goodwill – home appliances	895,582	-	895,582	296,607	-	296,607
Goodwill – retail	1,848,403	(1,101,438)	746,965	1,848,402	(1,101,437)	746,965
Brand– cash and carry (d)	38,639	-	38,639	38,639	-	38,639
Brand – home appliances (d)	2,061,077	-	2,061,077	2,015,259	-	2,015,259
Commercial rights – home appliances (e)	635,557	(58,416)	577,141	663,565	(55,268)	608,297
Commercial rights – retail (e)	43,002	-	43,002	34,902	-	34,902
Commercial rights - cash and carry (e)	28,842	-	28,842	10,000	-	10,000
Customer relationship– home appliances (i)	34,268	(28,270)	5,998	34,268	(21,988)	12,280
Advantageous furniture supply agreement – Bartira (f)	221,214	(221,214)	-	221,214	(160,020)	61,194
Lease agreement –stores under advantageous condition - NCB (g)	292,040	(154,110)	137,930	256,104	(106,966)	149,138
Software (h)	1,093,451	(366,288)	727,163	1,003,604	(362,896)	640,708
Software CL	81,265	(4,514)	76,751	-	-	-
Total intangible assets	7,644,348	(1,943,691)	5,700,657	6,793,572	(1,818,016)	4,975,556

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

17.  Intangible assets – Continued

c)     Impairment testing of goodwill and intangible assets

At December 31, 2013, the Company calculated the recoverable amount of the goodwill arising from past acquisitions, whose balance ceased to be amortized as of January 1, 2008, with the purpose of evaluating if there were changes in the assets’ value resulting from events or changes in economic, operating and technological conditions that might indicate impairment for all cash generating units (“CGU”).

For impairment testing purposes, the goodwill acquired through business combinations and licenses with indefinite useful lives was allocated to four cash generating units, which are also operating segments that disclose information: retail, home appliances, cash and carry and e-commerce.

The recoverable amount of the segments was defined by means of a calculation based on the value in use based on cash projections arising from the financial budgets approved by senior management for the next three years. The discount rate before taxes applied to cash flow projections is 10,8% (10,8% at December 31, 2012), and cash flows exceeding 3 years are extrapolated by using a growth rate of 6,5% (6,7% at December 31, 2012). Based on this analysis, a charge for impairment was not necessary.

d)    Trade names

The cash and carry trade name refers to “ASSAI” and the home appliances trade names refer to “PONTO FRIO” and “CASAS BAHIA”. These trade names were recorded during the business combinations made with the companies that owned the rights over the trade names.

The value was subject to impairment tests through the income approach – Relief from Royalty, which consists of determining the value of an asset by measuring the present value of future benefits, Given the indefinite useful life of the trade name, we consider a perpetual growth of 6.5% in the preparation of the discounted cash flow, The royalty rate used was 0.4% for “ASSAI”, 0.07% for “PONTO FRIO” and 0,09% for “CASAS BAHIA”.

e)     Commercial rights

The funds were allocated to the Cash Generating Units - CGUs, The CGUs were tested with assets recoverability through the discounted cash flow as of December 31, 2013 and adjustments have not been identified.

f)     Advantageous supply agreement – Bartira

Via Varejo has exclusive supply contract with Bartira, This contract present advantageous condition in the acquisition of furniture for resale, compared the margins established in the sector. The amount was recorded at the combination of business and has been established for information on comparable transactions in the market, refined methodology "Income Approach".

The useful life of that asset was defined as three years, ending during the year 2013.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

17.  Intangible assets – Continued

g)    Advantageous lease agreement – NCB

Refers to properties from Casa Bahia, comprised of stores, distribution centers and buildings, which are subject to operating leases on advantageous terms held by NCB. Its measurement was performed by information on comparable transactions in the market, applied the methodology "Income Approach". The assets were recognized because of the business combination between the Company and Casa Bahia.

The useful life was defined as 10 years in accordance with the partnership agreement The market conditions upon contracting did not deteriorate in relation to current condition, it is not necessary to record a provision for impairment at December 31, 2013.

h)     Other intangible assets

Software was tested for impairment according to the same criteria used for property and equipment.

Other intangible assets, whose useful lives are indefinite, were tested for impairment according to the same calculation criteria used for goodwill on investments, and it is not necessary to record a provision for impairment of these assets.

i)      Intangible assets with definite useful life

Advantageous lease agreements for stores and buildings (10 years), advantageous furniture supply agreement (3 years) and customer relationships (5 to 7 years).

j)      Additions to intangible assets

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Additions	103,501	25,512	896,061	123,220
Goodwill	-	-	(603,691)	(38,777)
Other accounts payable (i)	(17,000)	-	(17,000)	-
Leasing (ii)	-	-	(81,585)	-
Total	86,501	25,512	193,785	84,443

(i)             In the statements of cash flows it was decreased from intangible assets additions made in the year ended of December 31, 2013, totaling R$17,000 in the parent company and R$ 702,276 (R$38.777 em 31 de dezembro de 2012) in the consolidated, referring the software through finance leases and goodwill, as they did not involve cash disbursement on the date of acquisition.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

18.    Trade accounts payable

	Parent Company			Consolidated
	12.31.2013	12.31.2012	01.01.2012	12.31.2013	12.31.2012	01.01.2012

Merchandise suppliers	2,878,804	2,651,364	2,052,952	8,844,193	6,312,899	5,541,769
Service suppliers	189,216	140,033	473,960	489,671	455,420	740,000
Accounts receivable from vendors (a)	(436,316)	(434,018)	(282,611)	(775,507)	(562,886)	(325,558)
Other trade accounts payable	-	-	-	-	55,601	7,699
Present value adjustment	-	-	-	(10,813)	(20,678)	(10,711)
	2,631,704	2,357,379	2,244,301	8,547,544	6,240,356	5,953,199

(a)    Accounts receivable from vendors

It includes bonuses and discounts obtained from suppliers, These amounts are established in agreements and include amounts for discounts on purchase volumes, joint marketing programs, freight reimbursements, and other similar programs, The receipt of these receivables is by offsetting the amounts payable to suppliers,

19.    Loans and financing

a)    Debt breakdown

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Current
Debentures (h)
Debentures	1,033,189	554,918	1,250,205	674,003
Swap contracts (c), (g)	-	(206)	-	(206)
Borrowing cost	(4,714)	(4,756)	(5,312)	(5,353)
	1,028,475	549,956	1,244,893	668,444

Loans and financing
Local currency
BNDES (e)	90,587	90,863	110,911	113,236
IBM	-	-	23,817	5,100
Working capital (c)	679,517	154,896	822,070	155,196
Direct consumer credit - CDCI (c) (d)	-	-	2,726,425	2,498,997
Financial lease (Note 25)	28,124	66,863	56,330	83,054
Swap contracts (c), (g)	(12,384)	(11,210)	(12,384)	(11,210)
Borrowing cost	(3,583)	(5,983)	(5,179)	(7,290)
	782,261	295,429	3,721,990	2,837,083
Foreign currency
Working capital (c)	238,955	592,470	293,949	723,140
Swap contracts (c), (g)	(75,802)	(18,874)	(89,414)	(17,387)
Borrowing cost	-	(129)	-	(130)
	163,153	573,467	204,535	705,623
Total current	1,973,889	1,418,852	5,171,418	4,211,150

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

19.   Loans and financing – Continued

a)      Debt breakdown – Continued

	Parent Company		Consolidated
Noncurrent	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Debentures (h)
Debentures	2,000,000	2,948,000	2,600,000	3,748,000
Borrowing cost	(1,295)	(5,889)	(1,456)	(6,647)
	1,998,705	2,942,111	2,598,544	3,741,353

Loans and financing
Local currency
BNDES (e)	179,394	269,090	200,524	283,141
IBM	-	-	95,822	-
Working capital (c)	855,398	1,435,568	1,105,399	1,806,566
Direct consumer credit - CDCI (c) (d)	-	-	140,603	130,338
Financial lease (Note 25)	124,847	138,066	198,511	162,537
Swap contracts (c), (g)	(11,742)	(35,221)	(11,742)	(35,221)
Borrowing cost	(4,130)	(6,914)	(5,811)	(8,172)
	1,143,767	1,800,589	1,723,306	2,339,189

Foreign currency
Working capital (c)	-	211,092	-	258,811
Swap contracts (c), (g)	-	(50,456)	-	(58,249)
	-	160,636	-	200,562

Total noncurrent	3,142,472	4,903,336	4,321,850	6,281,104

b)    Maturity schedule of loans and financing recorded in noncurrent liabilities

Year	Parent Company	Consolidated

2015	2,582,508	3,613,380
2016	102,346	136,046
2017	24,699	58,460
After 2017	438,344	521,230
Subtotal	3,147,897	4,329,116

Borrowing cost	(5,425)	(7,266)
Total	3,142,472	4,321,850

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

19.   Loans and financing – Continued

c)    Financing of working capital, swap and direct consumer credit – CDCI

		Parent Company		Consolidated
Debt	Rate*	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Local currency
Banco do Brasil	11.63% per year	386,471	524,175	386,471	524,175
Banco do Brasil	105.66% of CDI	761,675	710,074	2,226,792	1,997,047
Bradesco	110.70% of CDI	-	-	605,975	887,730
Safra	106.25 of CDI	386,769	356,215	386,769	356,215
Safra	CDI + 0.85 per year	-	-	1,188,490	825,930
		1,534,915	1,590,464	4,794,497	4,591,097

Current		679,517	154,896	3,548,496	2,654,193
Noncurrent		855,398	1,435,568	1,246,001	1,936,904

Foreign currency
Citibank	(Libor + 1.45%) per year	-	-	54,993	48,121
Itaú BBA	USD + 3.48% per year	238,199	597,583	238,199	597,583
Santander	USD + 0.65% per year	756	1,936	757	132,204
HSBC	USD + 2.40% per year	-	204,043	-	204,043
		238,955	803,562	293,949	981,951

Current		238,955	592,470	293,949	723,140
Noncurrent		-	211,092	-	258,811

Swap contracts
Citibank	105.00% of CDI	-	-	(13,611)	(7,145)
Itaú BBA	100.00% of CDI	(75,803)	(34,067)	(75,803)	(34,067)
Banco do Brasil	102.00% of CDI	(24,125)	(46,432)	(24,126)	(46,432)
Santander	110.70% of CDI	-	-	-	839
Unibanco	104.96% of CDI	-	(206)	-	(206)
HSBC	99.00% of CDI	-	(35,262)	-	(35,262)
		(99,928)	(115,967)	(113,540)	(122,273)

Current		(88,186)	(30,290)	(101,798)	(28,803)
Noncurrent		(11,742)	(85,677)	(11,742)	(93,470)

		1,673,942	2,278,059	4,974,906	5,450,775

(*)    Weighted average rate per year.

The resources for financing working capital are raised from local financial institutions denominated in foreign or local currency.

d)    Direct consumer credit - CDCI

The operations of the consumer finance intervention correspond to the financing activities of installment sales to customers by means of a financial institution, Sales can be paid in up to 24 months, however, are substantially less than 12 months. The average financial charges are 110.8% of the CDI (111.40% in December 31, 2012). In these contracts, the Company retains substantially all the risks and benefits related to loans financed, guaranteed by assignment of receivables.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

19.   Loans and financing – Continued

e)      BNDES

				Parent Company		Consolidated
Annual financial charges	Number of monthly installments	Issue date	Maturity	12.31.2013	12.31.2012	12.31.2013	12.31.2012

3% per year	96	Sep/13	Apr/23	-	-	2,715	-
3% per year	96	Out/13	Apr/23	-		135	-
3% per year	96	Dec/13	Apr/23	-	-	14	-
3% per year	96	Sep/13	May/23	-	-	1,591	-
3% per year	96	Aug/13	Jul/23	-	-	955	-
TJLP + 2,3% per year	48	Jun/08	Jun/13	-	-	-	1,376
4,5% per year	11	Sep/09	Nov/14	-	-	13	26
TJLP + 3,6% per year	60	Jul/10	Dec/16	246,102	328,120	246,102	328,120
4,5% per year	60	Feb/11	Dec/16	23,879	31,833	23,879	31,833
TJLP + 1,9% per year	30	May/11	Jun/14	-	-	5,643	16,930
TJLP + 1,9% per year + 1% per year	30	May/11	Jun/14	-	-	2,420	7,258
TJLP + 3,5% per year + 1% per year	30	May/11	Jun/14	-	-	2,018	6,052
TJLP + 2,5% per year	24	Sep/12	Aug/15	-	-	16,934	4,782
2,5% per year	96	Jun/13	Jan/23	-	-	8,083	-
3% per year	48	Oct/13	Abr/18	-	-	209	-
3,5% per year	36	Nov/13	Set/18	-	-	329	-
3% per year	96	Nov/13	Jun/23	-	-	395	-
				269,981	359,953	311,435	396,377

Current				90,587	90,863	110,911	113,236
Noncurrent				179,394	269,090	200,524	283,141

The credit line agreements denominated in Brazilian local currency with the Brazilian Development Bank (BNDES), in certain cases, are subject to the indexation based on the long-term interest rate - TJLP, plus remuneration rates and the borrowing cost, in order to reflect the BNDES’ funding portfolio, Financing is paid in monthly installments after a grace period, as mentioned in the table above, or annual fixed rate.

The Company cannot offer any assets as collateral for loans to other parties without the BNDES’ prior consent and it must comply with certain financial debt covenants, calculated based on the consolidated balance sheet, as follows: (i) maintenance of a capitalization ratio (equity/total assets) equal to or greater than 0.30 and (ii) EBITDA/net debt equal to or greater than 0.35. The Company controls and monitors these ratios.

At December 31, 2013, the Company was in compliance with the aforementioned clauses,

f)     Guarantees

The Company signed promissory notes and letters of guarantee as collateral to the loans and financings obtained from BNDES and IBM at the amount of R$115,000.

g)    Swap contracts

The Company uses swap transactions to exchange liabilities denominated in U,S, dollars and fixed interest rates for Real pegged to CDI floating interest rates. The Company contracts swap transactions with the same counterparty, currency and interest rate. All these transactions are classified as hedge accounting, as disclosed in Note 20, The CDI annual benchmark rate at December 31, 2013 was 8.06% (8.40% in 2012).

Companhia Brasileira de Distribuição

Notes to the interim financial statements

December 31, 2013

(In thousands of Brazilian reais, except when otherwise stated)

19.   Loans and financing – Continued

h)    Debentures

			Outstanding debentures	Date		Annual financial charges		Parent Company		Consolidated
	Type	Issue amount		Issue	Maturity		Unit price	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Parent Company
6th Issue – 1st Series - GPA	No preference	540,000	-	3/1/07	3/1/13	CDI + 0,5%	-	-	184,278	-	184,278
6th Issue – 2nd Series - GPA	No preference	239,650	-	3/1/07	3/1/13	CDI + 0,5%	-	-	81,782	-	81,782
6th issue – 1st and 2nd Series - GPA	Interest rate swap	779,650	-	3/1/07	3/1/13	104,96% of CDI	-	-	(206)	-	(206)
8th Issue – Single series - GPA	No preference	500,000	500	12/15/09	12/15/14	109,5% of CDI	402	200,812	401,042	200,812	401,042
9th Issue – Single series - GPA	No preference	610,000	610	1/5/11	1/5/14	107,7% of CDI	1,333	813,103	748,000	813,105	748,000
10th Issue – Single series - GPA	No preference	800,000	80,000	12/29/11	6/29/15	108,5% of CDI	10	800,323	873,669	800,323	873,669
11th Issue – Single series - GPA	No preference	1,200,000	120,000	5/2/12	11/2/15	CDI + 1%	10	1,218,952	1,214,147	1,218,952	1,214,147
Subsidiaries
3rd Issue - Single series - Via Varejo	No preference	400,000	40,000	01/30/12	7/30/15	CDI + 1%	10	-	-	416,854	413,624
1st Issue - Single series - Nova Pontocom	No preference	100,104	-	4/25/12	4/25/13	105,35% of CDI	-	-	-	-	105,461
1st Issue - 1st Series – NCB	No preference	200,000	20,000	6/29/12	12/29/14	CDI + 0,72%	10	-	-	200,080	200,000
1st Issue - 2nd Series – NCB	No preference	200,000	20,000	6/29/12	1/29/15	CDI + 0,72%	10	-	-	200,080	200,000

Borrowing cost								(6,010)	(10,645)	(6,769)	(12,000)
								3,027,180	3,492,067	3,843,437	4,409,797

Current liabilities								1,028,475	549,956	1,244,893	668,444
Noncurrent liabilities								1,998,705	2,942,111	2,598,544	3,741,353

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

19.   Loans and financing – Continued

h)     Debentures – Continued

(i)       Breakdown of outstanding debentures

	Number of debentures	Amount

At December 31, 2012	459,075	4,409,797
Interest accrued and swap		352,683
Amortization	(177,965)	(919,043)
At December 31, 2013	281,110	3,843,437

GPA uses the issue of debentures to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments. The debentures issued are unsecured and not convertible into shares, except for the debentures issued by the subsidiaries, which are guaranteed by the Company.

These debentures are amortized according to the issue. The methods of amortization are as follows: (i) payment only at maturity (including all series of Nova Pontocom and the 9th issue of CBD), (ii) payment only at maturity with annual remuneration (10th issue of CBD), (iii) payment only at maturity with semiannual remuneration (11th issue of GPA, 3rd issue of Via Varejo and 1st  issue of NCB) incorporated by Via Varejo, (iv) annual installments (6th series of CBD) and semiannual payments as of the 4th anniversary of the issue, and (v) semiannual payments and remuneration as of the third anniversary of the issue (8th issue of CBD).

The 8th, 9th, 10th and 11th issues are entitled to early redemption, at any time, in accordance with the conditions established in the issue. The 6th and 3rd issues of Via Varejo can only be redeemed after 18 months, NCB, incorporated by Via Varejo, and Nova Pontocom issues are not eligible for early redemption.

GPA is required to maintain certain debt financial covenants in connection with the issues made, except in the case of Nova Pontocom. These ratios are calculated based on consolidated interim financial information of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3,25 (effective at December 31, 2013 was 0.34), At December 31, 2013, GPA was in compliance with these ratios.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.    Financial instruments

The Company uses financial instruments only for protecting identified risks, limited to 100% of the risks. Derivative transactions have the sole purpose of reducing the exposure to the interest rate and foreign currency fluctuations and maintaining a balanced capital structure.

The main financial instruments and their amounts recorded in the financial statements, by category, are as follows:

	Parent Company
	Carrying amount		Fair value
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	2,851,220	2,890,331	2,851,220	2,890,331
Accounts receivable and other	391,699	539,523	391,699	539,523
Related parties - assets (*)	646,478	1,538,567	646,478	1,538,567

Financial liabilities:
Amortized cost
Related parties -liabilities (*)	(2,224,015)	(2,246,087)	(2,224,015)	(2,246,087)
Trade accounts payable	(2,631,704)	(2,357,379)	(2,631,704)	(2,357,379)
Financing for purchase of assets	(48,161)	(88,181)	(48,161)	(88,181)
Debentures	(3,027,180)	(3,492,067)	(3,025,684)	(3,495,985)
Loans and financing	(1,571,396)	(1,631,170)	(1,641,991)	(1,723,551)
Fair value through profit or loss
Loans and financing, including derivatives	(517,785)	(1,198,951)	(517,785)	(1,198,951)
Net exposure	(6,130,844)	(6,045,414)	(6,199,943)	(6,141,713)

	Consolidated
	Carrying amount		Fair value
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	8,367,176	7,086,251	8,367,176	7,086,251
Financial investments measured at fair value	24,453	-	24,453	-
Accounts receivable and other	3,487,867	3,522,448	3,535,048	3,526,179
Related parties - assets (*)	172,836	178,420	172,836	178,420
Financial liabilities:
Amortized cost
Related parties -liabilities (*)	(32,621)	(80,399)	(32,621)	(80,399)
Trade accounts payable	(8,547,544)	(6,240,356)	(8,547,544)	(6,240,356)
Financing for purchase of assets	(48,161)	(88,181)	(48,161)	(88,181)
Debentures	(3,843,437)	(4,409,797)	(3,839,608)	(4.402.206)
Call/put options	-	359,057	-	359,057
Loans and financing	(5,091,922)	(4,342,993)	(5,205,890)	(4,498,755)
Fair value through profit or loss
Loans and financing, including derivatives	(557,909)	(1,739,464)	(557,909)	(1,739,464)
Net exposure	(6,069,262)	(5,755,014)	(6,132,220)	(5,743,692)

(*)Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

The fair value of other financial instruments described in Note 20 (b) allows an approximation of the carrying amount based on the existing payment conditions. The hierarchy classification of assets and liabilities at fair value is described in Note 20 (c).

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries

The Company adopts risk control policies and procedures, as outlined below:

(i)       Credit risk

•         Cash and cash equivalents: in order to minimize credit risk of these investments, the Company adopts investment policies at financial institutions approved by the Company’s Cash Flow Committee, also taking into consideration monetary limits and financial institution evaluations, which are frequently updated (see Note 7).

•         Accounts receivable: credit risk related to accounts receivable is minimized by the fact that big portion of the sales are paid with credit cards, and the Company sells these receivables to banks and credit card companies itself, aiming strength working capital. The sales of receivables result in the derecognition of the accounts receivable due to the transfer of the credit risk, benefits and control of such assets.

•         The Company also has counterparty risk related to the derivative instruments; such risk is mitigated by the Company’s policy of carrying out transactions with major financial institutions.

•         Financed sales (CDCI): sales are made through operating agreements (credit lines) with banks Bradesco, Safra and Banco do Brasil for granting loans to their customers, through intervention with their financial institutions, with the aim of enabling and encouraging the sale of goods in their stores. In this type of sale, the subsidiary Via Varejo has ultimate responsibility for the settlement of loans and the credit risk of the operation.

•         There is no amounts receivable that are individually, higher than 5% of accounts receivable or sales, respectively.

(ii)      Interest rate risk

The Company and its subsidiaries raise loans and financing with major financial institutions for cash needs for investments and growth. As a result, the Company and its subsidiaries are exposed to relevant interest rates fluctuation risk, especially in view of derivatives liabilities (foreign currency exposure hedge) and CDI-pegged debt, The balance of cash and cash equivalents, indexed to CDI, partially offsets this effect.

(iii)     Exchange rate risk

The Company and its subsidiaries are exposed to exchange rate fluctuations, which may increase outstanding balances of foreign currency-denominated borrowings. The Company and its subsidiaries use derivatives, such as swaps, with a view to mitigating the exchange exposure risk, converting the cost of debt into currency and domestic interest rates.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iv)    Capital management risk

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, so that to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the year ended December 31, 2013.

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Loans and financing	5,116,361	6,322,188	9,493,268	10,492,254
(-) Cash and cash equivalents	(2,851,220)	(2,890,331)	(8,367,176)	(7,086,251)
Net debt	2,265,141	3,431,857	1,126,092	3,406,003

Equity	9,483,190	8,494,725	12,711,964	11,067,951
Equity and net debt	11,748,331	11,926,582	13,838,056	14,473,954

(v)     Liquidity management risk

The Company manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions.

The table below summarizes the aging profile of financial liabilities of the Company at December 31, 2013 and December 31, 2012.

a)    Parent Company

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	1,051,970	1,239,219	-	2,291,189
Debentures	1,253,784	2,188,397	-	3,442,181
Derivatives	(84,218)	(13,612)	-	(97,830)
Finance	33,930	110,852	22,502	167,284
At December 31, 2013	2,255,466	3,524,856	22,502	5,802,824

	Parent Company
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	888,439	2,111,787	149,876	3,150,102
Debentures	727,053	3,323,809	-	4,050,862
Derivatives	(16,219)	(81,335)	-	(97,554)
Finance	54,023	121,046	44,485	219,554
At December 31, 2012	1,653,296	5,475,307	194,361	7,322,964

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(v)    Liquidity management risk – Continued

b)    Consolidated

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	4,045,687	1,783,679	18,889	5,848,255
Debentures	1,539,388	2,837,356	-	4,376,744
Derivatives	(96,763)	(13,613)	-	(110,376)
Finance	75,042	175,729	51,901	302,672
At December 31, 2013	5,563,354	4,783,151	70,790	10,417,295

	Consolidated
	Up to 1 year	1 – 5 years	More than 5 years	Total

Loans and financing	3,561,872	2,669,235	149,876	6,380,983
Debentures	897,657	4,225,743	-	5,123,400
Derivatives	(11,345)	(87,647)	-	(98,992)
Finance	74,373	143,868	49,992	268,233
At December 31, 2012	4,522,557	6,951,199	199,868	11,673,624

(vi)    Derivative financial instruments

Certain swap operations are classified as fair value hedge, whose objective is to hedge against foreign exchange exposure (U,S, dollars) and fixed interest rates, converting the debt into domestic interest rates and currency.

At December 31, 2013 the reference value of these contracts were R$534,260 (R$1,144,050 at December 31, 2012). These operations are usually contracted under the same terms of amounts, maturities and fees, and preferably carried out with the same financial institution, observing the limits set by Management.

The Company’s derivatives contracted before December 31, 2008 are  measured at fair value through profit or loss, including: (i) “swap” agreements of foreign currency-denominated debts (U,S, dollars), to convert from fixed interest rates and foreign currencies to Brazilian Reais and domestic variable interest rates (CDI). There is no balance at December 31, 2013 (R$259,883 at December 31, 2012) and (ii) are primarily related to debentures, swapping variable domestic interest rates plus fixed interest rates with variable interest rates (CDI).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)   Derivative financial instruments – Continued

According to the Company’s treasury policies, swaps cannot be contracted with restrictions (“caps”), margins, as well as return clauses, double index, flexible options or any other types of transactions different from traditional “swap” operations to hedge against debts, including for speculative purposes.

The Company’s internal controls were designed so that to ensure that transactions are conducted in compliance with this treasury policy.

The Company calculates the effectiveness of operations and hedge accounting is applied on inception date and on continuing basis. Hedge operations contracted in the year ended  December  31, 2013 were effective in relation to the covered risk. For derivative transactions qualified as hedge accounting, according to technical pronouncement CPC 38 (IAS 39), the debt is also adjusted at fair value.

		Consolidated
		Notional value		Fair value
		12.31.2013	12.31.2012	12.31.2013	12.31.2012

Fair value hedge
Purpose of hedge (debt)		460,300	1,144,050	679,662	1,506,413

Long position (buy)
Prefixed rate	11.63% p.a.	260,000	377,000	385,104	521,575
US$ + fixed	3.48% p.a.	200,300	767,050	293,768	996,538
		460,300	1,144,050	678,872	1,518,113
Short position (sell)
	CDI 100.33% p.a.	(460,300)	(1,144,050)	(565,332)	(1,396,045)
Net hedge position		-	-	113,540	122,068

Swap without hedge accounting
Long position (buy)
CDI + fixed	CDI+0.5% p.a	-	259,883	-	266,276
		-	259,883	-	266,276

Short position (sell)	104.96% of CDI	-	(259,883)	-	(266,071)
Net swap position		-	-	-	205

Total net swap position		-	-	113,540	122,273

Realized and unrealized gains and losses over these contracts during the year ended December 31, 2013 are recorded in the net financial result and balance payable by fair value is R$113,540 (R$122,273 at December 31, 2012) and recorded under “Loans and financing”.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

a)   Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(vi)   Derivative financial instruments – Continued

Fair value “hedge” effects through profit or loss for the year ended December 31, 2013 were a gain of R$54,031 (R$87,584 at December 31, 2012).

(vii)  Fair values of derivative financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Fair values are calculated by projecting the future cash flows of operations, using the curves of CDI and discounting them to present value, using CDI market rates for swaps both disclosed by BM&FBovespa.

The market value of exchange coupon swaps versus CDI rate was obtained applying market exchange rates effective on the date the interim financial information are drawn up and rates are projected by the market calculated based on currency coupon curves, In order to calculate the coupon of foreign currency indexed-positions, the straight-line convention - 360 consecutive days was adopted and to calculate the coupon of CDI indexed-positions, the exponential convention - 252 business days was adopted.

b)   Sensitivity analysis of financial instruments

The sensitivity analysis, was developed for each type of market risk deemed as relevant by Management, to which the entity is exposed at the end of the reporting period.

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of BM&FBovespa, on the maturity dates of each operation, Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments already mentioned in item (vi) above. For scenarios (II) and (III), , for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50% was taken into account, respectively, on risk variables, up to the maturity date of the financial instruments.

For the probable scenario, exchange rate weighted was R$2.41 on the due date, and the interest rate weighted was 9.66% per year.

In order to calculate the fair value, debts and “swaps” are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate calculated through the interpolation method of foreign currency-denominated loans is developed through DDI curves, Clean Coupon and DI x Yen, indexes disclosed by BM&FBovespa (Securities, Commodities and Futures Exchange), and DI curve is used in domestic currency-denominated loans, an index published by CETIP and calculated through the exponential interpolation method.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant, see item b(ii).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

b)   Sensitivity analysis of financial instruments – Continued

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

(i)       Fair value “hedge” (at maturity dates)

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt at fixed rate	Fixed rate	(426,998)	(426,998)	(426,998)
Swap (long position in fixed rate)	Fixed rate	427,064	427,064	427,064
	Net effect	66	66	66

“Swap” (short position in CDI)	CDI increase	(395,444)	(404,182)	(413,148)

Total net effect			(8,738)	(17,704)

(ii)      Derivatives recorded at fair value through profit or loss

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debt - US$	US$ increase	(324,978)	(406,222)	(487,466)
Swap (long position in US$)	US$ decrease	329,684	412,105	494,526
	Net effect	4,706	5,883	7,060

Swap (short position in CDI)	CDI increase	(254,979)	(256,454)	(257,905)

Total net effect			(298)	(572)

(iii)     Other financial instruments

		Market projection
Operations	Risk	Scenario I	Scenario II	Scenario III

Debentures	CDI + 1%	(1,351,301)	(1,381,341)	(1,411,381)
Debentures	108.27% of CDI	(2,156,078)	(2,204,008)	(2,251,939)
Debentures - Via Varejo	100% CDI + 0,9%	(933,229)	(963,169)	(993,383)
Bank loan - CDB	102.51% of CDI	(1,292,172)	(1,320,897)	(1,349,623)
Leasing	100.18% of CDI	(143,704)	(146,898)	(150,093)
Leasing	IGP-DI + 6% per year	(35,967)	(36,766)	(37,566)
Leasing – Via Varejo	100% CDI	(18,020)	(18,379)	(18,736)
Bank loan- Via Varejo	110.1% of CDI	(3,136,479)	(3,145,976)	(3,155,357)
Total loans and financing exposure		(9,066,950)	(9,217,434)	(9,368,078)

Cash and cash equivalents	99.99 % of CDI (*)	9,174,629	9,378,584	9,582,539

Net exposure		107,679	161,150	214,461
Deterioration compared with the Scenario I			53,471	106,782
(*) weighted average

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

c)   Fair value measurements

The Company discloses its financial assets and liabilities at fair value, in according with CPC 46 (“IFRS13”), which are those referring concept from evaluation and requeriments of disclosure.

As per CPC 39 (“IAS 32”) defines fair value as an amount that a assets may be change, or a liability settled, between the parties knowledgeable, in a transaction no favored. The CPC 40 (“IFRS 7”) establishes a hierarchy from fair value of true levels:

               i.        Level 1 – Quoted Market prices on active markets for identical assets or liabilities;

              ii.        Level 2 – Different inputs from level 1; and

             iii.        Level 3 – inputs to assets and liabilities that are not based on data observable in Market (Non observable inputs).

The fair value of cash and cash equivalentes, trade accounts receivable, short term debt and suppliers accounts payable are the same of the amounts recorded.

The table below represents the hierarchy of fair value of financial assets and liabilities recorded at fair value;

	12.31.2013	Quoted price in an active market for an identical instrument (Level 1)	Fair value measurement at the end of the reporting period adopting other observable relevant assumptions (Level 2)

Financial investments measured at fair value	24,453	24,453	-
Cross-currency interest rate swaps	89,414	-	89,414
Interest rate swaps	24,126	-	24,126
Loans and financing	(671,449)	-	(671,449)
	(533,456)	24,453	(557,909)

There were no changes between the fair value measurement levels in the year ended December 31, 2013.

•         Cash and cash equivalentes are classified on level 1, since are represented by cash and based on active Market.

•         Foreign exchange and interest rate swaps, loans and financing and debentures are classified on level 2, since are utilized readily observable market inputs, for example, expected interest rate, current and future foreign exchange rate (as described on item a) (vii).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

d)   Consolidated position of operations with derivatives financial instruments

As of December 31, 2013 and December 31, 2012, below, the consolidated position of outstanding derivative financial instruments operations:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Exchange swaps registered at CETIP (US$ x CDI)	Santander	US$57,471	4/16/2010	4/10/2013	-	(1,350)	-	(839)
	Citibank	US$40,000	2/13/2012	2/13/2014	13,362	6,765	13,611	7,145
	Itaú Unibanco	US$175,000	7/1/2010	6/7/2013	-	(18,281)	-	(16,389)
	Itaú Unibanco	US$100,000	5/5/2011	4/16/2014	73,007	43,653	75,803	50,456
	HSBC	US$95,847	4/29/2011	4/22/2013	-	34,119	-	35,264

Interest rate swap registered at CETIP (fixed rate x CDI)	Banco do Brasil	R$117,000	12/23/2010	12/24/2013	-	4,746	-	11,210
	Banco do Brasil	R$130,000	6/28/2010	6/6/2014	11,545	5,091	12,384	14,858
	Banco do Brasil	R$130,000	6/28/2010	6/2/2015	10,943	4,706	11,742	20,363
	Itaú Unibanco	R$779,650	6/25/2007	3/1/2013	-	132	-	205
					108,857	79,581	113,540	122,273

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

20.   Financial instruments – Continued

e)   Call option Rede Duque

The call option in the amount of R$50,000 is restated at 110% of CDI and at December 31, 2013, finance income from restatement of R$4,634 (R$2,318 in December 31, 2012) was recognized in financial income (costs), see Note 15 (ii). The call option was exercised on November 18, 2013.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

21.   Income and social contribution taxes payable and taxes payable in installments

a)    Payable taxes, contributions and taxes installments.

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

PIS and COFINS payable	62,011	47,988	368,386	251,902
Provision for income and social contribution taxes	133,971	22,991	169,185	147,915
ICMS payable	29,987	24,906	226,644	233,154
Other	3,619	5,623	59,949	17,790
	229,588	101,508	824,164	650,761

Taxes payable in installments - Law 11941/09 (i)	1,112,780	1,248,158	1,188,312	1,327,115
INSS	-	-	13,323	13,740
Other (ii)	14,731	18,043	15,512	19,056
	1,127,511	1,266,201	1,217,147	1,359,911

Current	365,382	248,680	968,462	806,129
Noncurrent	991,717	1,119,029	1,072,849	1,204,543

(i)     Federal tax installment payment, Law 11,941/09 – The Law 11,941, was enacted on May 27, 2009, a special federal tax and social security debt installment program, for debts overdue until November 2008, and gave several benefits to its participants, such as reduction of fines, interest rates and legal charges, the possibility of utilization of accumulated tax losses to settle penalties and interest and payment in 180 months. The Company still has the possibility of using restricted deposits linked to the claim to reduce the balance, besides of the fact that such reduction gains are not subject to IRPJ/CSLL/PIS/COFINS.

(ii)    Other – the Company filed request for tax installment payment according to the Incentive Tax Installment Payment Program (PPI). These taxes are adjusted by Special System for Settlement and Custody - SELIC and are payable in 120 months.

b)    Maturity structure of taxes in the noncurrent liabilities will occur as follows

In	Parent Company	Consolidated

2015	135,796	144,011
2016	135,540	143,540
2017	135,029	142,848
2018	132,248	140,068
2019	127,280	135,100
After 2019	325,824	367,282
	991,717	1,072,849

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

22.   Income and social contribution taxes

a)    Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Profit before income and social contribution taxes	1,159,898	1,235,642	1,754,790	1,676,334
Income and social contribution taxes at the notional rate of 25% for the Company and 34% for subsidiaries	(289,975)	(308,910)	(526,437)	(502,900)
Tax penalties	(3,140)	(2,704)	(5,227)	(4,671)
Share of profit associates	163,643	150,926	14,193	3,246
Credit recovery/reversal	-	(17,275)	-	(17,275)
Reversal of deferred income and social contribution taxes and Extemporaneous credits (*)	16,845	-	123,605	-
Other permanent differences (undeductible)	(5,224)	(6,498)	35,283	1,702
Effective income and social contribution taxes	(107,403)	(184,461)	(358,583)	(519,898)

Income and social contribution taxes for the year:
Current	(42,781)	(144,941)	(269,493)	(326,550)
Deferred	(64,622)	(39,520)	(89,090)	(193,348)
Deferred income and social contribution taxes expenses	(107,403)	(184,461)	(358,583)	(519,898)
Effective rate	9.26%	14.93%	20,43%	31.01%

CBD does not pay social contribution tax (9%) based on final and unappealable court decision in the past.

(*) Amount refers to deferred taxes on Bartira call option, which occurred with the option exercise in October 2013, in amount of R$ 106,760 besides extemporaneous tax credits recognized in the year amounting R$ 16,845.

b)    Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Tax losses	28,016	7,095	793,633	796,771
Provision for contingencies	151,125	97,666	301,686	269,390
Provision for derivative operations taxed on a cash basis	1,793	25,014	5,997	22,608
Allowance for doubtful accounts	2,004	1,375	81,731	75,394
Provision for current expenses	-	-	63,576	49,557
Goodwill tax amortization	24,801	43,162	(395,564)	(270,666)
Present value adjustment (PVA) Law 11638/07	779	441	(929)	1,320
Lease adjustment Law 11638/07	5,331	7,158	(75,110)	(43,183)
Mark-to-market adjustment Law 11638/07	534	729	534	729
Fair value of assets acquired in business combination	-	-	(808,318)	(986,701)
Technological innovation – future realization	(20,708)	(11,722)	(20,708)	(11,722)
Depreciation as per tax rates	(87,442)	-	(89,577)	-
Other	14,636	14,573	32,594	37,969
Deferred income and social contribution tax assets	120,869	185,491	(110,095)	(58,534)

Noncurrent assets	120,869	185,491	950,757	1,078,842
Noncurrent liabilities	-	-	(1,060,852)	(1,137,376)
Deferred income and social contribution taxes	120,869	185,491	(110,095)	(58,534)

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

22.   Income and social contribution taxes – Continued

b)   Breakdown of deferred income and social contribution taxes – Continued

Management has prepared a technical feasibility study on the future realization of deferred tax assets, considering the probable capacity to generate taxable income in the context of the main variables of their business, This study was prepared based on information extracted from the strategic planning report previously approved by the Company’s Board of Directors.

Based on these studies, the Company estimates to recover these tax credits, as follows:

Year	Parent Company	Consolidated

2014	10,431	263,875
2015	10,048	219,592
2016	12,800	59,587
2017	10,828	50,407
2018	76,762	357,296
	120,869	950,757

23.    Acquisition of on non-controlling

	Consolidated
	12.31.2013	12.31.2012

Interest acquisition in Assai (a)	5,339	4,945
Interest acquisition in Sendas (b)	171,465	216,277
	176,804	221,222

Current liabilities	69,014	63,021
Noncurrent liabilities	107,790	158,201

(a)    Refers to accounts payable due to the acquisition of noncontrolling interest in Assai, subsidiary that operates in the “cash and carry” segment for the Group.

(b)    Refers to accounts payable for the acquisition of noncontrolling interest in Sendas in December 2010, corresponding to 42,57% of the capital at the time the total amount of R$377,000. At December 31, 2013 three annual installments were remaining, recorded at present value, estimated to be adjusted by the IPCA, the last amortization will occur in July 2016.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

24.   Provision for contingencies

The provision for contingencies is estimated by the Company and supported by its legal counsels. The provision was set up in an amount considered sufficient to cover losses deemed as probable by the Company’s legal counsels:

a)    Parent Company

	PIS/ COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2011	-	126,498	75,543	34,881	236,922

Additions	-	8,456	46,510	26,377	81,343
Payments	-	(1,987)	(21,513)	(1,512)	(25,012)
Reversals	-	(12,571)	(5,233)	(8,033)	(25,837)
Merger (*)	36,093	6,148	6,441	6,025	54,707
Monetary restatement	-	6,419	10,669	6,472	23,560

Balance at December 31, 2012	36,093	132,963	112,417	64,210	345,683

Additions	163,291	5,079	62,125	16,963	247,458
Payments	-	(5,395)	(27,853)	(2,000)	(35,248)
Reversals	(3,519)	(69,775)	(10,705)	(18,198)	(102,197)
Monetary restatement	13,261	4,033	13,212	9,750	40,256

Balance at December 31, 2013	209,126	66,905	149,196	70,725	495,952

b)    Consolidated

	PIS/ COFINS	Taxes and other	Social security and labor	Civil	Total
Balance at December 31, 2011	78,050	346,128	132,853	123,092	680,123

Additions	4,963	43,906	102,158	116,616	267,643
Payments	-	(3,179)	(39,197)	(14,528)	(56,904)
Reversals	(947)	(36,454)	(33,547)	(113,218)	(184,166)
Monetary restatement	4,491	13,681	28,569	20,924	67,665

Balance at December 31, 2012	86,557	364,082	190,836	132,886	774,361

Additions	190,861	11,165	160,021	90,572	452,619
Payments	(14,245)	(5,395)	(48,487)	(13,291)	(81,418)
Reversals	(56,210)	(37,204)	(45,529)	(64,493)	(203,436)
Monetary restatement	16,221	13,135	27,800	29,445	86,601
Acquisition of subsidiary	7,116	98,816	12,822	41	118,795
Transfer	41,898	(41,898)	-	-	-

Balance at December 31, 2013	272,198	402,701	297,463	175,160	1,147,522

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

24.    Provision for contingencies – Continued

c)    Taxes

Tax claims are indexed, by law, by monthly restatement, which refers to an adjustment in the amount of provisions for legal claims in accordance with the indexation rates used by each tax jurisdiction, In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

COFINS and PIS

With the non-cumulativeness system when calculating PIS and COFINS, the Company and its subsidiaries are discussing at court the right to exclude the ICMS from the calculation basis of these two contributions.

In addition, the Company offset tax debts related to PIS and COFINS against excise tax - IPI credits – inputs subject to a zero rate or exempt - acquired from third parties (transferred based on final and unappealable court decision). The amount for PIS and COFINS claims at December 31, 2013 is R$91,898 (R$86,557 at December 31, 2012).

In addition, in 2013 there were progresses in the claims related to the offset of Finsocial, COFINS and PIS, which lead our legal counsel to change their estimation of losses from possible to probable in the amount of R$173,184.

Taxes and other

Taxes

The Company and its subsidiaries have other tax claims, which after analysis of its legal counsels, were deemed as probable losses and accrued by the Company. These are: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) disagreement on the non-application of Accident Prevention Factor - FAP for 2011; (iii) disagreement on the “Fundo de Combate à Pobreza” (State Government Fund Against Poverty), enacted by the Rio de Janeiro State government; (iv) disagreement on tax losses carryforwards, as well as suppliers contracted considered disqualified before the registration of the State Internal Revenue Service, error when applying rate, ancillary obligations by State tax authorities; and (v) other less relevant issues.

During the second quarter of 2013, procedural events occurred that led to change in the likelihood of loss from probable to possible of a claim related to income taxes of R$43,139. The amount accrued at December 31, 2013 is R$ 44,060.

The amount recorded at December 31, 2013 is R$100,094 (R$173,687 at December 31, 2012).

In addition, the Company discusses in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs, The accrued amount at December 31, 2013 is R$38,509 (R$31,529 at December 31, 2012).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

24.    Provision for contingencies – Continued

c)     Taxes – Continued

Other

Provisions for tax contingent liabilities were recorded in Via Varejo subsidiary, which upon business combinations are recorded, under technical pronouncement CPC 15 (IFRS 3). At December 31, 2013, the amount recorded was R$165,283 (R$158,866 at December 31, 2012) in tax contingent liabilities.

Main tax contingent liabilities recorded refer to administrative proceedings related to the offset of PIS contribution, under the protection of Decrees 2445/88 and 2449/88, generated in view of credits deriving from legal proceedings and the offset of tax debts with contribution credits levied on coffee exports.

Contingencies Bartira

In relation to the business combination of Bartira (note 15), contingencies were evaluated at fair value, as described by CPC 15 (IFRS 3R), which differs of CPC 25 (IAS 17) used for d evaluation of other contingencies. The main issue is the lack of documentation, amounting R$95,310 for Social Contribution, Income Tax, PIS, Cofins, IPI and ICMS.

d)    Labor

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business, At December 31, 2013, the Company recorded a provision of R$297,467 (R$177,698 at December 31, 2012) referring to lawsuits whose risk of loss was considered probable. Management, assisted by its legal counsels, evaluates these claims recording provision for losses when reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Labor claims are indexed to the benchmark interest rate (“TR”) 0,19% at December 31, 2013 (0,29% at December 31, 2012) plus 1% monthly interest rates.

At December 31, 2012 labor provisions were recorded in subsidiary Via Varejo of contingent liabilities recognized upon business combination amounting to R$13,138.

e)    Civil and other

The Company is defendant in civil actions, at several court levels (indemnifications and collections, among others) and at different courthouses. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal advisors consider losses to be probable.

Among these lawsuits, we point out the following:

•       The Company files and answers various lawsuits in which it requests the renewals of lease agreements and the review of the lease paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal advisors agree on the likelihood of changing the lease paid by the entity. At December 31, 2013, the amount accrued for these lawsuits is R$42,791 (R$36,112 at December 31, 2012), to which there are no restricted deposits.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

24.    Provision for contingencies – Continued

e)    Civil and other– Continued

•  The subsidiary Via Varejo is party to lawsuits involving the consumer relations rights (civil actions and assessments from PROCON) and few lawsuits involving contracts terminated with suppliers and the amount referred to in these lawsuits totals R$68,694 at December 31, 2013 (R$43,769 at December 31, 2012).

Total civil actions and other at December 31, 2013 is R$175,160 (R$132,886 at December 31, 2012).

f)     Other un accrued contingent liabilities

The Company has other litigations which have been analyzed by the legal counsels and deemed as possible but not probable; therefore, they have not been accrued, amounting to R$7,630,094 at December 31, 2013 (R$6,706,171 at December 31, 2012), and are mainly related to:

•       INSS (Social Security Tax) – the Company was assessed regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, corresponds to R$282,853 at December 31, 2013 (R$283,245 at December 31, 2012). The proceedings are under administrative and court discussion.

•             IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income  ILL, IPI – the Company has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions and payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, amongst other less significant taxes.

•       Goodwill assessment - In the 4th quarter of 2012, the Company became aware of delinquency notice drawn up by Internal Revenue Agency to the collection of differences in the payment of income tax, allegedly due in respect of the calendar years 2007 to 2009, under the allegation that there was improper deduction of goodwill amortization duly payable and arising from transactions between shareholders Casino and Abilio Diniz, The Company filed defense at the administrative level and is awaiting a decision, In the second quarter of 2013, the Company became aware of delinquency in relation to the calendar years 2010 and 2011. No provision was made for this case, since the evaluation of the Company´s legal advisors, the chances of loss are classified partly as possible is R$636,787 at December 31, 2013 (R$300,800 at December 31, 2012) and partly as a remote.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

24.    Provision for contingencies – Continued

f)   Other non-accrued contingent liabilities – Continued

These proceedings await decision in the administrative and court level.  The amount involved in these assessments corresponds to R$1,296,578 at December 31, 2013 (R$783,305 at December 31, 2012).

•       COFINS, PIS and provisional contribution on financial transactions - CPMF – the Company has been challenged for offsetting, collection of taxes on soybean export operations, tax payment discrepancies and overpayments; fine due to failure to comply with ancillary obligation, among other less significant taxes. These proceedings await decision in the administrative and court level, The amount involved in these assessments is R$982,419 at December 31, 2013 (R$1,076,782 at December 31, 2012).

•       ICMS – the Company was served notice by the State tax authorities regarding: (i) on the appropriation of credits of electricity; (ii) acquisitions from vendors considered to be in arrears/default according to the Internal Revenue Service of State; (iii) refund of tax replacement without due compliance of ancillary obligations brought by CAT Ordinance 17 of the State of São Paulo; (iv) resulting from the sale of extended warranty, (v) financed from sales; and (viii) among others, not relevant. The total amount of these assessments is R$4,032,307 at December 31, 2013 (R$3,599,179 at December 31, 2012), which await a final decision in the administrative and court levels.

•             Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), Property Transfer Tax (“ITBI”) and other – these are related to assessments on third parties retention, IPTU payment discrepancies, fines due to failure to comply with ancillary obligations and sundry taxes, the amount is R$339,363 at December 31, 2013 (R$325,139 at December 31, 2012) and await administrative and court decisions.

•             Other litigations – they are related to administrative lawsuits, real estate lease claims that the Company pleads the renewal of leases and setting rents according to the values prevailing in the market and the claims initiated against the Company and its subsidiaries under the civil court scope, special civil court, Consumer Protection Agency  - PROCON (in many States), Weight and Measure Institute  - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, amounting to R$697,174 at December 31, 2013 (R$638,521 at December 31, 2012).

Occasional adverse changes in the expectation of risk of the referred lawsuits may require that additional provision for litigations be set up.

Company uses to hire external counsel to defend the tax assessments received, which remuneration is linked to a percentage over the amount won in case of final decision. This percentage may vary according to qualitative and quantitative factors of each claim, and on December 31, 2013, the estimated amount, in case of finalization of all claims with success, is approximately R$109millions

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

24.    Provision for contingencies – Continued

g)    Restricted deposits from legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of corresponding amounts pending final court decisions, in addition to collateral deposits related to provisions for lawsuits.

The Company has recorded in its assets amounts related to court deposits.

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Tax	59,410	57,847	145,271	137,911
Labor	321,769	456,921	567,924	738,228
Civil and other	45,834	33,607	101,995	76,155
Total	427,013	548,375	815,190	952,294

h)    Guarantees

Lawsuits	Real estate	Equipment	Guarantee	Total

Tax	831,887	32	4,989,192	5,821,111
Labor	7,195	3,046	70,939	81,180
Civil and other	11,105	1,772	301,564	314,441
Total	850,187	4,850	5,361,695	6,216,732

The cost of guarantees is approximately 0.5% of value on lawsuits and is recorded by the passage of time.

h)     Provisional Measure 627/13

  In November 2013, the Provisional Measure (MP) 627 was issued, introducing changes in the tax rules and eliminating the Transitional Tax System (RTT). The Company, supported by its external advisors, analyzed the provisions of this MP, the implications of early option exercise and the impacts in the financial statements for the fiscal year ended December 31, 2013, concluding that there are no material effects to be recorded.

This analysis should be reviewed by the management when enacted the Law, since there may be adjustments or changes to your final draft.

i)      Tax audits

According to current tax laws, municipal, federal, state taxes and social security contributions are subject to auditing in periods varying between 5 and 30 years.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

25.    Leasing transactions

a)    Operating lease

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Gross commitments from operating lease

Minimum rental payment:
Up to 1 year	404,944	354,816	1,270,330	931,204
1 - 5 years	1,315,029	1,101,133	3,873,476	2,579,478
Over 5 years	1,318,415	1,430,996	5,085,869	4,084,681
	3,038,388	2,886,945	10,229,675	7,595,363

The non-cancellable minimum operating lease payments refers to the period of contract in normal course of operation.

All contracts have termination clauses in the event of breach to contract, ranging from one to six months of rent. If the Company had terminated these contracts at December 31, 2013, the fine would be R$631,515 (R$863,853 at December 31, 2012).

(i)     Contingent payments

The Management considers additional rental payments as contingent payments, which vary between 0.5% and 2.5% of sales.

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Contingent payments recognized as expense in the year	319,131	171,668	452,623	349,424
Non contingent payments	122,983	90,851	628,175	576,985

(ii)     Clauses with renewal or adjustment option

The terms of the agreements vary between 5 and 25 years and the agreements may be renewed according to the rental law.

The lease term varies between 5 and 25 years and the agreements may be renewed according to the Rental Law 12,122/10. The agreements have periodic adjustment clauses according to inflation indexes.

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Minimum rentals	339,762	268,251	462,892	433,161
Contingent rentals	111,301	112,917	941,211	750,643
Sublease rentals (*)	(128,152)	(110,151)	(163,945)	(143,867)
	322,911	271,017	1,240,158	1,039,937

                     (*)      It refers to lease agreements receivable from commercial shop malls.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

25.    Leasing transactions – Continued

b)   Financial lease

Financial lease agreements amounted to R$482,543 at December 31, 2013 (R$369,699 at December 31, 2012), according to the chart below:

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Financial lease liability –minimum lease payments:
Up to 1 year	28,124	66,863	56,330	83,054
1 - 5 years	97,587	110,065	142,857	127,283
Over 5 years	27,260	28,001	55,654	35,254
Present value of financial lease agreements	152,971	204,929	254,841	245,591

Future financing charges	152,074	97,085	227,702	124,108
Gross amount of financial lease agreements	305,045	302,014	482,543	369,699

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Contingent payments recognized as expense in the year	2,397	2,324	2,397	2,324

26.    Deferred revenue

The subsidiary Via Varejo received in advance values of trading partners on exclusivity in the intermediation services or additional/extended warranties, and subsidiary Barcelona received in advance values for the rental of shelves and light panel (Back lights) for exhibition of products from its suppliers.

	Controladora		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
		-
Additional or extended warranties	30,000	-	471,586	513,003
Bradesco agreement	-	-	11,395	-
Swap agreement	-	-	50,378	32,975
Back lights	-	-	37,027	17,807
	30,000		570,386	563,785

Current	-	-	114,749	92,120
Noncurrent	30,000	-	455,637	471,665

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

26.   Deferred revenue - Continued

Management estimates that the value classified as noncurrent will be recognized in profit or loss, the passage of time and the financial performance of each contract, in the following proportion:

	Controladora	Consolidated
	12.31.2013	12.31.2013

2015	-	126,469
2016	-	93,425
2017	-	76,004
2018	-	57,197
2019	30,000	55,568
2020	-	46,974
	30,000	455,637

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

27.    Equity

a)   Capital stock

The subscribed and paid-up capital is represented by 264,453 at December 31, 2013 (263,410 at December 31, 2012) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares at December 31, 2013 and December 31, 2012, and 164,773 in thousands of preferred shares at December 31, 2013 (163,730 at December 31, 2012).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of the amendment to the Company’s Bylaws, by resolution of the Board of Directors, which will establish the issue conditions.

In the year ended of December 31, 2013 the Company increased the capital, as follows:

•         At the Board of Directors’ Meeting held at February 19, 2013, the capital was increased by R$1,088 by means of the issue of 41,000 preferred shares.

•         At the Extraordinary Shareholders’ Meeting held at April 17, 2013, the shareholders approved to increase the Company’s capital, in the amount of R$38,025 by capitalizing the special goodwill reserve without issuing new shares.

•         At the Extraordinary Shareholders’ Meeting held on April 17, 2013, the shareholders approved to increase the Company’s capital in the amount of R$30,420 by capitalizing the special goodwill reserve with the of 300,000 preferred shares.

•         At the Board of Directors’ Meeting held at April 25, 2013 the capital was increased by R$5,692 by means of the issue of 237,000 preferred shares.

•         At the Board of Directors’ Meeting held at June 20, 2013 the capital was increased by R$4,091 by means of the issue of 304,000  preferred shares.

•         At the Board of Directors’ Meeting held at August 29, 2013 the capital was increased by R$878 by means of the issue of 26,000 preferred shares.

•         At the Board of Directors’ Meeting held at October 16, 2013 the capital was increased by R$1,473 by means of the issue of 44,000 preferred shares

•         At the Board of Directors’ Meeting held at December 11, 2013 the capital was increased by R$3,018 by means of the issue of 91,000 preferred shares

b)   Share rights

Preferred shares (“PNA”) are non-voting and entitle the following rights and advantages to its holders: (i) priority in the reimbursement of capital should the Company be liquidated; (ii) priority in the receipt of a non-cumulative annual minimum dividend of R$0,08 per share; (iii) right to receive a dividend 10% greater than the dividend attributed to common shares, including the preferred dividend paid pursuant to item (ii) above for the purposes of calculating the respective amount.

c)    Capital reserve – special goodwill reserve

This reserve was generated by the corporate restructuring realized in 2006, and consisted of merging the former holding company, resulting in deferred income tax assets savings of R$103,398, and represents the future tax benefit through the amortization of incorporated goodwill. The special goodwill reserve corresponding to the benefit already received shall be capitalized at the end of each year to the benefit of controlling shareholders, with the issue of new shares.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

27.  Equity – Continued

c)    Capital reserve – special goodwill reserve - Continued

The capital increase is subject to the preemptive right of noncontrolling shareholders, according to each one's interest by type and class of share at the time of issue, and the amounts paid by noncontrolling shareholders will be directly delivered to the controlling shareholder.

At the Extraordinary Shareholders’ Meeting held at April 27, 2012, the shareholders approved to increase the Company's capital, in the amount of R$200,905, by capitalizing the special goodwill reserve.Out of this amount, R$40,180 were capitalized without issuing new shares and R$160,725 were capitalized to the benefit of Wilkes Participações S,A,, pursuant to Article 7 of CVM Rule 319/99.

At the Extraordinary Shareholders’ Meeting held at April 17, 2013, the shareholders approved to increase the Company’s capital, in the amount of R$38,025 by capitalizing the special goodwill reserve. Out of this amount, R$7,605 were capitalized without issuing new shares and R$30,420 were capitalized to the benefit of Wilkes Participações S,A,, pursuant to Article 7 of CVM Rule 319/99.

d)   Granted options

The “options granted” account recognizes the effects of the Company’s executives’ share-based payments under technical pronouncement CPC 10 (IFRS 2) – Share-based payment.

e)   Profit reserve

(i)    Legal reserve: this is created based on appropriations of 5% of net income of each year, limited to 20% of the capital.

(ii)   Expansion reserve: this is created based on appropriations of the amount determined by shareholders to reserve funds to finance additional fixed and working capital investment through the allocation of up to 100% of the net income remaining after the appropriations determined by law and supported by capital budget, approved at shareholders’ meeting.

f)    Stock option plan for preferref shares

Pursuant to the resolutions at the Extraordinary Shareholders’ Meeting, held at December 20, 2006, the Company’s Stock Option Plan was approved.

Starting on 2007, the grants of stock options to Management and employees were made following the rules below:

Options will be classified as follows: “Silver” and “Gold”, and the amount of Gold-type options may decrease and/or increase (reducer or accelerator), at the discretion of the Plan Management Committee, in the course of 36 months following the granting date.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

27.    Equity  – Continued

f)    Preferred stock option plan – Continued

The exercise price for the Silver-type option will correspond to the average of closing price of the Company preferred shares occurred over the last 20 trading sessions of BM&FBOVESPA, prior to the date on which the Committee resolves on the granting of option, with a 20% discount. The price for the Gold-type option will correspond to R$0,01 and the granting of these options are additional to the Silver options, the granting or the exercise of “Gold” options is not possible separately, In both cases, the prices will not be restated.

The Silver and Gold options shall be effective as of the date of the respective agreement. The number of shares resulting from the Silver option is fixed (established in the agreement). The number of shares resulting from the Gold option is variable, establishing on the granting date a number of shares that may be increased or decreased.

The Stock Option Committee approved in 2013 new criteria to calculate the reducer or accelerator index of the number of options granted classified as “Gold” in each series of the Stock Option Plan, according to the analysis of compliance with the concept of return on invested capital (ROIC) for series A5 and Return on Capital Employed (ROCE) of CBD, as of Series A6, inclusive.

There is no limit for reduction or acceleration in this new criterion approved. Upon option vesting, the average ROIC/ROCE of the last three fiscal years will be calculated, compared to ROIC/ROCE calculated upon granting of each series.

As a general rule of the Stock Option Plan, which may be altered by the Stock Option Committee in each series, the option vesting right will be granted between 36th and the 48th month as of the signature date of related adhesion agreement and the beneficiary will be entitled to acquire 100% of shares whose option was classified as “Silver”. The option exercise classified as “Gold” will occur in the same period, but the percentage of these options subject to exercise will be determined by the Stock Option Committee in the 35th month as of the signature date of related adhesion agreement, according to the aforementioned criteria.

The options granted under the Stock Option Plan may be exercised in whole or in part, It is worth noting that "Gold" options are additional to "Silver" and thus the "Gold" options may only be exercised jointly with "Silver" options.

The price on the exercise of options granted under the Stock Option Plan shall be fully paid in local currency by beneficiary, and the exercise price must be paid in first installment, due  30 days after the subscription date of their shares.

At the Board of Directors’ Meeting held at February 19, 2013, the increase of the global limit of shares allocated to the Company's General Stock Option Plan was approved, from 11,618 thousand preferred shares to 15,500 thousand preferred shares, an increase of 3,882 thousand new preferred shares.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

27.   Equity  – Continued

f)    Share-based payment plans – Continued

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2012
Series A2 - Gold	3/3/2008	4/30/2008	3/30/2011	0,01	0,01	848	(841)	(7)	-
Series A2 - Silver	3/3/2008	4/30/2008	3/30/2012	26,93	26,93	950	(943)	(7)	-
Series A3 - Gold	5/13/2009	5/31/2012	5/31/2013	0,01	0,01	668	(668)	-	-
Series A3 - Silver	5/13/2009	5/31/2012	5/31/2013	27,47	27,47	693	(693)	-	-
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0,01	0,01	514	(257)	(2)	255
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46,49	46,49	182	(118)	(1)	63
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0,01	0,01	299	(59)	(11)	229
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54,69	54,69	299	(59)	(11)	229
Series A6 - Gold	3/15/2012	3/15/2015	3/15/2016	0,01	0,01	526	(66)	(19)	441
Series A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64,13	64,13	526	(66)	(19)	441
						5,505	(3,770)	(77)	1,658

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	On the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect

Balance at December 31, 2013
Series A4 - Gold	5/24/2010	5/31/2013	5/31/2014	0,01	0,01	514	(512)	(2)	-
Series A4 - Silver	5/24/2010	5/31/2013	5/31/2014	46,49	46,49	182	(181)	(1)	-
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0,01	0,01	299	(140)	(14)	145
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54,69	54,69	299	(140)	(14)	145
Series A6 - Gold	3/15/2012	3/15/2015	3/15/2016	0,01	0,01	526	(171)	(25)	330
Series A6 - Silver	3/15/2012	3/15/2015	3/15/2016	64,13	64,13	526	(171)	(25)	330
Series A7 - Gold	3/15/2013	3/14/2016	3/14/2017	0,01	0,01	358	(26)	(16)	315
Series A7 - Silver	3/15/2013	3/14/2016	3/14/2017	80,00	80,00	358	(26)	(16)	315
						3.062	(1.367)	(113)	1.580

According to the attributions provided for in the Stock Option Plan rules, the Management Committee of the Plan at May 31, 2013, approved that no reduction occurred and/or acceleration occurred referring to Series A4.

At December 31, 2013 there were 232,586 treasury preferred shares which may be used as guarantee for the options granted in the plan, The preferred share price at BM&FBovespa was R$105.33 per share.

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise, until 2012, of all options granted:

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

27.   Equity  – Continued

f)    Share-based payment plans – Continued

(i)   Consolidated information on the stock option plans – GPA

	12.31.2013	12.31.2012

Number of shares	264,453	263,410
Balance of granted series in effect	1,580	1,658
Maximum percentage of dilution	0,60%	0,63%

The fair value of each option granted is estimated on the granting date, by using the options pricing model “Black&Scholes” taking into account the following assumptions: (a) expectation of dividends of 0.88% (0.81% at December 31, 2012), (b) expectation of volatility of nearly 28.91% at December 31, 2013 (33.51% at December 31, 2012) and (c) the risk-free weighted average interest rate of 10.86% at December 31, 2013 (10.19% at December 31, 2012), The expectation of remaining average life of the series outstanding at December 31, 2013 was 1.70 year (1.64 year at December 31, 2012). The weighted average fair value of options granted at December 31, 2013 was R$62.59 (R$51.19 at December 31, 2012).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2012
Outstanding at the beginning of the year	1,963	16.90
Granted during the year	1,052	32.08
Cancelled during the year	(64)	29.40
Exercised during the year	(1,293)	16.46
Outstanding at the end of the year	1,658	26.40	1.64	106,168
Total to be exercised at December 31, 2012	1,658	26.40	1.64	106,168

At December 31, 2013
Granted during the year	716	40.02
Cancelled during the year	(51)	36.43
Exercised during the year	(743)	21.86
Outstanding at the end of the year	1,580	34.39	1.46	112,091
Total to be exercised at December 31, 2013	1,580	34.39	1.46	112,091

At December 31, 2013 there were no options to be exercised.

Technical pronouncement CPC 10(R1) (IFRS 2) - Share-based Payment determines that the effects of share-based payment transactions are recorded in profit or loss and in the Company’s statement of financial position. The amounts recorded in the statement of income of the Parent Company and Consolidated at December 31, 2013 were R$42,715 (R$45,022 at December 31, 2012).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

27.   Equity  – Continued

g)   Dividends

The Annual and Extraordinary Shareholders’ Meeting held at  April 17, 2013 approved the payment of dividends for the fiscal year ended December 31, 2012, totaling R$165,987, amounting to R$0.59 per common share and R$0.65 per preferred share. The total dividend for the fiscal year ended December 31, 2012, including the value of R$83,668 of dividends prepaid was R$249,655, which corresponds to R$0.89 per common share and R$0.98 per preferred share.

The Board of Directors’ Meeting held at April 25, 2013 approved the payment of dividends prepaid for the first quarter of 2013 in the amount of R$33,110, being R$0.13 per preferred share and R$0.12 per common stock according to Company’s dividend policy. The payment of dividend was made at June 16, 2013.

The Board of Directors’ Meeting held at July 19, 2013 approved the payment of dividends prepaid for the second quarter of 2013 in the total amount of R$33,150, R$0.13 per preferred share and R$0.12 per common share according to Company’s dividend policy. The payment of dividend was made at August 12, 2013.

The Board of Directors´Meeting held at October 16, 2013 approved the payment of dividends prepaid for the trhird quarter of 2013 in the amount of R$33,159, R$0.13 per preferred share and R$0.12 per common share, according to Company´s dividend policy. The payment of dividend was held on November 06, 2013.

The management proposed the dividends to be paid calculated as follows, considering the dividends prepaid to its shareholders in the amount R$99,419 in 2013. The dividend payable at December 31, 2013 is R$152,849 (R$165,987 in December 31, 2012), which corresponds to a remuneration of R$0.5353953452 for common shares and R$0.5889348797 for preferred shares.

	Dividends proposed
	12.31.2013	12.31.2012
Net income for the year	1,052,495	1,051,181
Legal reserve	(52,624)	(52,559)
Calculation basis of dividends	999,871	998,622
Mandatory minimum dividends – 25%	249,968	249,655

Payment of interim dividends	(99,419)	(83,668)
Mandatory minimum dividends of year	150,549	165,987
Mandatory minimum dividends prior year	931	520
Dividends payable	151,480	166,507

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

27.   Equity  – Continued

h)     Non controlling interest

The changes in equity related to non-controlling interest refer, besides the attributed profit for the year, the amounts referring to transactions with these shareholders representing an increase of interest of non-controlling shareholders over the Company’s total equity. Among main transactions, we point out: i) the secondary tender offer of Via Varejo shares (Note 14) and ii) the acquisition of interest in Nova Pontocom.

Description	Parent Company	Noncontrolling	Consolidated

Public offering of shares (Note 14(a) (ii)
Total proceeds	896,803	-	896,803
Investiments	(526,527)	473,531	(88,996)
Income tax averagain	(134,678)	-	(134,678)
Net effect on shareholder’s equity	199,598	473,531	673,129

NPC interest acquisition (note 1(f))	(73,265)	23,617	49,648

Net effect of capital transactions	126,333	497,148	623,481

28.    Net operating revenue

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Gross sales
Goods	23,722,272	21,090,148	63,761,763	56,695,970
Rendering of services	126,452	113,557	1,315,985	1,270,592
Barter revenue (Note 11 (c))	-	-	-	152,526
Financial services	-	-	1,212,343	897,560
Sales return and cancellation	(343,196)	(271,725)	(1,884,615)	(1,783,015)
	23,505,528	20,931,980	64,405,476	57,233,633

Taxes	(1,926,052)	(1,880,021)	(6,675,214)	(6,309,172)

Net sales	21,579,476	19,051,959	57,730,262	50,924,461

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

29.    Expenses by nature

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Cost of goods sold	(15,768,589)	(14,098,519)	(42,704,079)	(37,167,548)
Personnel expenses	(2,158,428)	(1,663,405)	(5,094,925)	(4,702,122)
Outsourced services	(333,330)	(381,172)	(2,789,421)	(2,858,472)
Functional expenses	(975,801)	(861,016)	(1,457,843)	(1,383,496)
Selling expenses	(361,169)	(370,262)	(659,789)	(593,662)
Other expenses	(22,367)	(166,299)	(662,765)	(576,221)
	(19,619,684)	(17,540,673)	(53,368,822)	(47,281,521)

Cost of goods sold	(15,768,589)	(14,098,519)	(42,704,079)	(37,167,548)
Selling expenses	(3,217,621)	(2,798,322)	(9,180,009)	(8,360,114)
General and administrative expenses	(633,474)	(643,832)	(1,484,734)	(1,753,859)
	(19,619,684)	(17,540,673)	(53,368,822)	(47,281,521)

30.    Other operating revenue (expenses), net

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Provision for legal claims(i)	(279,206)	-	(392,308)	-
Indemnified amounts Via Varejo and CB (ii)	(155,222)	(41,950)	(147,233)	(17,532)
Busineses Combination Bartira	-	-	71,364	-
Integration/restructuring expenses (iii)	(59,798)	(35,029)	(104,636)	(32,063)
Property and equipment result	1,947	(8,796)	(60,562)	11,805
Other (iii)	(25,004)	5,656	(39,731)	4,776
Total	(517,283)	(80,119)	(673,106)	(33,014)

(i)             Refers to the provision of tax claims Finsocial and PIS and Cofins, whose evaluation by the Management supported by their legal counsel has become probable loss during the year, review of labor and judicial deposit risks.

(ii)            Amount is comprised by: i) Expenses related to external consultants concluded on October 2013 amounting R$68,863, including: Expenses of R$57,923 referring to association expenses until June 30, 2013, R$54,667 referring to receivable write-off that were deemed as uncollectible and not subject of reimbursement by the parties; gain of R$57,300 referring to receivables considered, until now, as contingent assets; and other expenses of R$8,307 (note 1d); and ii) Expenses of R$78,370 of indemnization effects to Via Varejo and CB;

(iii)           Amounts related to the Group’s executives, who were informed during the year about resignation that materially changed the departments’ structure;

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

31.    Financial result, net

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012

Finance expenses:
Cost of debt	(476,763)	(515,527)	(867,661)	(907,505)
Cost of sales of receivables	(94,205)	(78,078)	(626,956)	(523,833)
Monetary restatement	(132,194)	(138,468)	(238,055)	(267,510)
Other finance expenses	(65,973)	(38,623)	(103,528)	(87,312)
Total finance expenses	(769,135)	(770,696)	(1,836,200)	(1,786,160)

Finance income:
Profitability in cash and cash equivalents	120,334	187,028	375,407	357,927
Monetary restatement	116,632	119,091	255,821	217,381
Other finance income	6,400	8,667	11,523	17,979
Total finance income	243,366	314,786	642,751	593,287

Total	(525,769)	(455,910)	(1,193,449)	(1,192,873)

The hedge effects in 2013 and 2012 are disclosed in Note 20(a).

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

32.    Earnings per share

The Company computes earnings per share by dividing the net income pertaining to each class of share by the weighted average of the respective class of shares outstanding during the year.

Equity instruments that will or may be settled in Company shares are included in the calculation only when their settlement has a dilutive impact on earnings per share.

The Company granted a share-based compensation plan to its employees (see Note 27), whose dilutive effects are reflected in diluted earnings per share by applying the "treasury share" method.

When the stock option exercise price is greater than the average market price of preferred shares, diluted earnings per share are not affected by stock options.

As of 2003, preferred shares are entitled to a dividend 10% greater than that distributed to the common shares. As such earnings may be capitalized or otherwise allocated, there can be no assurance that preferred shareholders will receive the 10% premium referred to above, unless earnings are fully distributed.

The earnings per share are calculated as if options were exercised at the beginning of the period, or upon issuance, if later, and as if the funds received were used to purchase the Company own shares.

The following table presents the calculation of profit available to common and preferred shareholders and the weighted average of outstanding common and preferred shares used to calculate basic and diluted earnings per share for each reported year:

	12.31.2013			12.31.2012
	Preferred	Common	Total	Preferred	Common	Total
Basic numerator
Basic earnings allocated	161,118	88,850	249,968	160,248	89,407	249,655
Net income allocated available for common and preferred shareholders	517,273	285,254	802,527	514,480	287,046	801,526
	678,391	374,104	1,052,495	674,728	376,453	1,051,181
Basic denominator (thousands of shares)
Weighted average of shares	164,325	99,680	264,005	162,417	99,680	262,097

Basic earnings per thousands of shares (R$)	4.13	3.75		4.15	3.78

Diluted denominator
Weighted average of shares (in thousands)	164,325	99,680	264,005	162,417	99,680	262,097
Stock call option	627	-	627	1,329	-	1,329

Diluted weighted average of shares (in thousands)	164,952	99,680	264,632	163,746	99,680	263,426

Diluted earnings per thousands of shares (R$)	4.11	3.75		4.12	3.78

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

33.    Private pension plan of defined contribution

In July 2007, the Company established a supplementary private pension plan of defined contribution on behalf of its employees to be managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amounts paid referring to the year ended December 31, 2013 R$3,721 (R$3,780 at December 31, 2012), and employees contributions R$5,310 (R$4,715 at December 31, 2012), The plan had 1,012 participants at December 31, 2013 (878 at December 31, 2012).

34.    Insurance coverage

The insurance coverage at December 31, 2013 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured

Property, equipment and inventories	Assigning profit	7,915,199	19,285,514
Profit	Loss of profits	1,852,050	4,157,057
Cars and other (*)	Damages	381,008	708,639

The Company maintains specific policies referring to civil liability and directors and officers liability amounting to R$ 318,630.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of Foundation Institute of Economic Research – FIPE table.

35.    Segment information

Management considers the following segments, as follows:

•       Retail – includes the banners “Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Mini-mercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the banners “Ponto frio” and “Casas Bahia”.

•       Cash & Carry – includes the banner “ASSAI”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br and www.partiuviagens.com.br.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

35.    Segment information – Continued

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating income and is measured consistently with operating income in the interim financial information, GPA financing (including finance expenses and finance income) and the income taxes are managed on a segment basis.

The Company is engaged in operations of retail stores located in 19 states and the Federal District of Brazil. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker who has been identified as the Chief Executive Officer.

The chief operating decision-maker allocates resources and assesses performance by reviewing results and other information related to four segments.

The Company deems irrelevant the disclosure of information on sales per product category, given that similar products are sold based on each business’ strategies and each segment has its own management controls. Thus, adding any product for disclosure is practically impossible.

The Company measures the results of segments using the accounting practices adopted in Brazil and IFRS, among other measures, each segment’s operating profit, which includes certain corporate overhead allocations, At times, the Company reviews the measurement of each segment’s operating profit, including any corporate overhead allocations, as dictated by the information regularly reviewed by the chief operating decision-maker, When revisions are made, the operating results of each segment affected by the revisions are restated for all years presented to maintain comparability, Information about the segments is included in the following table:

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

35.   Segment information – Continued

	Balance at 12.31.2013
Description	Retail	Cash & Carry	Home appliances	E-commerce	Total	Eliminations (*)	Total

Net sales revenue	25,414,314	6,273,426	21,745,617	4,296,905	57,730,262	-	57,730,262
Gross profit	7,029,902	913,860	6,689,792	392,629	15,026,183	-	15,026,183
Depreciation and amortization	(594,299)	(56,039)	(130,161)	(6,906)	(787,405)	-	(787,405)
Equity pickup	33,255	-	14,055	-	47,310	-	47,310
Operating income	1,032,283	193,755	1,625,395	96,806	2,948,239	-	2,948,239
Finance expenses	(852,838)	(46,435)	(814,630)	(154,585)	(1,868,488)	32,288	(1,836,200)
Finance income	374,689	22,960	263,915	13,475	675,039	(32,288)	642,751
Earnings before income and social contribution taxes	554,134	170,280	1,074,680	(44,304)	1,754,790	-	1,754,790
Income and social contribution taxes	(12,799)	(58,206)	(303,980)	16,402	(358,583)	-	(358,583)
Profit for the year	541,334	112,074	770,701	(27,902)	1,396,207	-	1,396,207

Current assets	7,531,844	827,835	8,753,861	1,412,263	16,872,190	(3,065)	16,680,302
Noncurrent assets	12,717,447	2,456,542	4,376,438	550,254	20,100,681	(702,064)	19,398,617
Current liabilities	4,376,599	2,003,619	7,833,044	1,901,120	13,819,559	(705,129)	13,391,267
Noncurrent liabilities	6,300,186	278,946	1,697,586	6,916	8,283,634	-	8,283,634
Equity	8,125,187	932,627	3,599,669	54,481	12,711,964	-	12,711,964

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of Brazilian reais, unless otherwise stated)

35.   Segment information – Continued

	Balance at 12.31.2012
Description	Retail	Cash & Carry	Home appliances	E-commerce	Total	Eliminations (*)	Total

Net sales	23,439,000	4,639,211	19,437,736	3,408,514	50,924,461	-	50,924,461
Gross profit	6,741,588	674,693	5,857,977	482,655	13,756,913	-	13,756,913
Depreciation and amortization	(553,084)	(43,610)	(152,945)	(1,899)	(751,538)	-	(751,538)
Equity accounting	11,273	-	(454)	-	10,819	-	10,819
Operating income	1,509,652	145,625	1,106,134	107,796	2,869,207	-	2,869,207
Finance expenses	(872,342)	(90,094)	(745,027)	(113,037)	(1,820,500)	34,340	(1,786,160)
Finance income	423,439	23,514	170,692	9,982	627,627	(34,340)	593,287
Earnings before income and social contribution taxes	1,060,749	79,046	531,797	4,742	1,676,334	-	1,676,334
Income and social contribution taxes	(287,222)	(18,295)	(212,545)	(1,836)	(519,898)	-	(519,898)
Profit for the year	773,526	60,751	319,254	2,905	1,156,436	-	1,156,436

Current assets	7,531,844	827,835	7,650,902	861,609	16,872,190	(191,888)	16,680,302
Noncurrent assets	12,383,311	2,434,936	3,234,372	335,589	18,388,208	(236,402)	18,151,806
Current liabilities	4,376,599	2,003,619	6,324,067	1,115,274	13,819,559	(428,292)	13,391,267
Noncurrent liabilities	8,337,036	388,311	1,647,530	13	10,372,890	-	10,372,890
Equity	7,201,520	870,841	2,913,677	81,911	11,067,949	2	11,067,951

 (*)   The eliminations consist of intercompany balances.

Companhia Brasileira de Distribuição

Notes to the financial statements

December 31, 2013 and 2012

(In thousands of reais, unless otherwise stated)

35.   Segment information – Continued

Company general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products, Total revenues are composed of the following types of products:

	12.31.2013	12.31.2012

Food	54.9%	55.1%
Non-food	45.1%	44.9%
Total sales	100.0%	100.0%

At December 31, 2013, capital expenditures were as follows:

	12.31.2013	12.31.2012

Food	1,446,694	1,064,394
Non-food	402,229	329,000
Total capital expenditures	1,848,923	1,393,394

36.   Subsequent events

a)   Capital increase

At the Board of Directors’ Meeting held at February 13, 2014, the capital was increased by  R$15,522 by means of the issue of 471,000 preferred shares

b)   Performance Commitment Agreement - CADE

Between January 1st, and February 12, 2014, the subsidiary Via Varejo sold 7 stores related to the requirements of CADE for the approval of the Association Agreement. See note 1 (e).

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2014	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.